      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 9, 1998



                                                              FILE NO. 333-52215


                                                               FILE NO. 811-7337
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                                    FORM S-6
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          / /
                         PRE-EFFECTIVE AMENDMENT NO. 1                       /X/
                          PRE-EFFECTIVE AMENDMENT NO.                        / /
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      / /
                                AMENDMENT NO. 9                              /X/


                            ------------------------

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)

                       PROTECTIVE LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2801 HIGHWAY 280 SOUTH
                           BIRMINGHAM, ALABAMA 35223
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                                    COPY TO:

             NANCY KANE, ESQUIRE                         STEPHEN E. ROTH, ESQUIRE
           2801 Highway 280 South                      Sutherland, Asbill & Brennan
          Birmingham, Alabama 35223                   1275 Pennsylvania Avenue, N.W.
         (Name and Address of Agent                     Washington, D.C. 20004-2404
           for Service of Process)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of the registration statement.

                     TITLE OF SECURITIES BEING REGISTERED:
Interests in a separate account issued through variable life insurance policies.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), SHALL DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                       REGISTRATION STATEMENT ON FORM S-6
                             CROSS-REFERENCE SHEET

   FORM N-8B-2
     ITEM NO.       CAPTION IN PROSPECTUS
------------------  -------------------------------------------------------------------------------------------
         1          Cover Page

         2          Cover Page

         3          Inapplicable

         4          Sale of the Policies

         5          Protective Variable Life Separate Account

         6          Protective Variable Life Separate Account

         7          Inapplicable

         8          Inapplicable

         9          Legal Matters

        10(a)       The Policy

        10(b)       The Policy

        10(c)       Surrender Privilege; Withdrawal Privilege; Policy Loans; Settlement Options

        10(d)       Cancellation Privilege; Exchange Privilege; Withdrawal Privilege; Policy Loans; Settlement
                    Options

        10(e)       Policy Lapse and Reinstatement

        10(f)       Voting Rights

        10(g),(h)   Other Investors in the Funds; Addition, Deletion and Substitution of Investments; Voting
                    Rights; Purchasing a Policy; Changes in the Policy or Benefits

        10(i)       Other Policy Benefits and Provisions; Death Benefit Proceeds; Settlement Options; The Fixed
                    Account; Maturity Benefits; Limits on the Right to Contest the Policy; Suspension or Delay
                    of Payments; Arbitration; Supplemental Benefits and/or Riders; Tax Considerations

        11          The Funds

        12          The Funds

        13          Charges and Deductions; Sale of the Policies; Illustrations of Policy Values, Surrender
                    Values, Death Benefits and Accumulated Premiums

        14          Purchasing a Policy; Cancellation Privilege; Premium Payments; Net Premium Allocations;

        15          Purchasing a Policy; Cancellation Privilege; Premium Payments; Net Premium Allocations;

        16          The Funds

        17          Captions referenced under Items 10(c), (d), and (e) above

        18          Protective Variable Life Separate Account; The Funds; Calculation of Policy Values; Tax
                    Considerations

        19          Voting Rights; Reports to Policy Owners; Sale of the Policies

        20          Captions referenced under Items 6 and 10(g) above

        21          Policy Loans

        22          Protective Variable Life Separate Account; Financial Statements

   FORM N-8B-2
     ITEM NO.       CAPTION IN PROSPECTUS
------------------  -------------------------------------------------------------------------------------------
        23          Inapplicable

        24          Protective Life Directors and Executive Officers; State Regulation

        25          Protective Life Insurance Company

        26          Charges and Deductions

        27          Protective Life Insurance Company

        28          Protective Life Directors and Executive Officers

        29          Protective Life Insurance Company

        30          Inapplicable

        31          Inapplicable

        32          Inapplicable

        33          Inapplicable

        34          Sale of the Policies

        35          Protective Life Insurance Company

        36          Inapplicable

        37          Inapplicable

        38          Sale of the Policies

        39          Sale of the Policies

        40          Sale of the Policies

        41(a)       Sale of the Policies

        42          Inapplicable

        43          Inapplicable

        44(a)       Calculation of Policy Values; Premium Payments; Charges and Deductions

        44(b)       Charges and Deductions

        44(c)       Charges and Deductions

        45          Inapplicable

        46          Calculation of Policy Values; Surrender Privilege; Withdrawal Privilege; Charges and
                    Deductions; Illustrations of Policy Values, Surrender Values, Death Benefits and
                    Accumulated Premiums

        47          Inapplicable

        48          Inapplicable

        49          Inapplicable

        50          Inapplicable

        51          Summary and Diagram of the Policy; The Policy; Policy Benefits

        52          Addition, Deletion and Substitution of Investments

        53          Tax Considerations

        54          Inapplicable

        55          Inapplicable

        56          Inapplicable

        57          Inapplicable

        58          Inapplicable

        59          Financial Statements

                                   PROSPECTUS

      INDIVIDUAL FLEXIBLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICY

--------------------------------------------------------------------------------

                  Issued by: PROTECTIVE LIFE INSURANCE COMPANY

                             2801 Highway 280 South

                           Birmingham, Alabama 35223

                            Telephone (800) 866-3555
--------------------------------------------------------------------------------

    This prospectus describes an individual flexible premium variable and fixed life insurance policy (the "Policy") offered by Protective Life Insurance Company ("Protective Life"). The Policy is designed to provide insurance protection on the life of the Insured named in the Policy, and at the same time provide the Owner with the flexibility to vary the amount and timing of premium payments and, within certain limits, to change the amount of death benefits payable under the Policy. This flexibility permits the Owner to provide for changing insurance needs with a single insurance policy. This Policy may not be available in all jurisdictions.

    The Owner may, within limits, allocate Net Premium payments and Policy Value to one or more Sub-Accounts of the Protective Variable Life Separate Account (the "Variable Account") and Protective Life's general account (the "Fixed Account"). Discussions of values under the Policy in this prospectus generally relate only to the values allocated to the Variable Account. The assets of each Sub-Account of the Variable Account are invested in a corresponding investment portfolio (each, a "Fund") of Protective Investment Company, Oppenheimer Variable Account Funds, MFS-Registered Trademark- Variable Insurance Trust and Calvert Variable Series, Inc.

    The prospectuses for the Funds describe the investment objective(s) and risks of investing in the Sub-Account corresponding to each. The Owner bears the entire investment risk for Policy Value allocated to a Sub-Account. Consequently, except as to Policy Value allocated to the Fixed Account, the Policy has no guaranteed minimum Surrender Value.

    It may not be advantageous to replace existing insurance with this Policy. Within certain limits, you may return the Policy, or convert it to a Policy that provides benefits that do not vary with the investment results of a separate account by exercising the Special Transfer Right.

    POLICIES (EXCEPT FOR POLICIES ISSUED IN CERTAIN STATES) INCLUDE AN ARBITRATION PROVISION THAT MANDATES RESOLUTION OF ALL DISPUTES ARISING UNDER THE POLICY THROUGH BINDING ARBITRATION. THIS PROVISION IS INTENDED TO RESTRICT AN OWNER'S ABILITY TO LITIGATE SUCH DISPUTES. SEE "ARBITRATION".

    Please read this prospectus and the prospectus for each of the Funds carefully and retain copies for future reference. This prospectus must be accompanied or preceded by the current prospectus for each of the Funds.

    AN INVESTMENT IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE POLICY INVOLVES CERTAIN RISKS, INCLUDING THE LOSS OF PREMIUM PAYMENTS (PRINCIPAL).

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 July   , 1998

                              PROSPECTUS CONTENTS


                                                                         PAGE
                                                                        ------
DEFINITIONS OF TERMS..................................................    5
SUMMARY AND DIAGRAM OF THE POLICY.....................................    7
EXPENSE TABLES........................................................   10
GENERAL INFORMATION ABOUT PROTECTIVE LIFE, THE VARIABLE ACCOUNT AND
 THE FUNDS............................................................   13
  Protective Life Insurance Company...................................   13
  Protective Variable Life Separate Account...........................   13
  The Funds...........................................................   13
    - The PIC Funds...................................................   14
    - The Oppenheimer Funds...........................................   14
    - The MFS Funds...................................................   15
    - The Calvert Funds...............................................   15
  Other Investors in the Funds........................................   16
  Addition, Deletion or Substitution of Investments...................   16
  Voting Rights.......................................................   17
THE POLICY............................................................   18
  Purchasing a Policy.................................................   18
  Cancellation Privilege..............................................   18
  Premium Payments....................................................   19
    - Minimum Initial Premium Payment.................................   19
    - Planned Periodic Premium Payments...............................   19
    - Unscheduled Premium Payments....................................   19
    - Premium Payment Limitations.....................................   19
    - No-Lapse Guarantee..............................................   19
    - Premium Payments Upon Increase in Face Amount...................   20
  Net Premium Allocations.............................................   20
  Policy Lapse and Reinstatement......................................   20
    - Lapse...........................................................   20
    - Reinstatement...................................................   21
CALCULATION OF POLICY VALUES..........................................   21
  Variable Account Value..............................................   21
    - Determination of Units..........................................   21
    - Determination of Unit Value.....................................   21
    - Net Investment Factor...........................................   21
  Fixed Account Value.................................................   22
POLICY BENEFITS.......................................................   22
  Transfers of Policy Values..........................................   22
    - General.........................................................   22
    - Telephone Transfers.............................................   22
    - Reservation of Rights...........................................   22
    - Dollar Cost Averaging...........................................   22
    - Portfolio Rebalancing...........................................   23
  Policy Value Credit.................................................   23
  Surrender Privilege.................................................   24
  Withdrawal Privilege................................................   24
  Policy Loans........................................................   24
    - General.........................................................   24
    - Loan Collateral.................................................   25
    - Loan Repayment..................................................   25
    - Interest........................................................   25

                                                                         PAGE
                                                                        ------
    - Non-Payment of Policy Loan......................................   25
    - Effect of a Policy Loan.........................................   26
  Death Benefit Proceeds..............................................   26
    - Calculation of Death Benefit Proceeds...........................   26
    - Death Benefit Options...........................................   26
    - Changing the Death Benefit Option...............................   27
    - Changing the Face Amount........................................   27
    - Additional Coverage from Term Rider for Covered Insured
     ("CIR")..........................................................   27
  Settlement Options..................................................   28
    - Minimum Amounts.................................................   28
    - Other Requirements..............................................   28
THE FIXED ACCOUNT.....................................................   29
  The Fixed Account...................................................   29
  Interest Credited on Fixed Account Value............................   29
  Payments from the Fixed Account.....................................   29
CHARGES AND DEDUCTIONS................................................   30
  Premium Expense Charge..............................................   30
  Monthly Deduction...................................................   30
    - Cost of Insurance Charge........................................   30
    - Cost of Insurance Charge under a CIR............................   31
    - Legal Considerations Relating to Sex -- Distinct Premium
     Payments and Benefits............................................   31
    - Monthly Administration Fee......................................   31
    - Supplemental Benefit and/or Rider Charges.......................   32
    - Mortality and Expense Risk Charge...............................   32
  Transfer Fee........................................................   32
  Surrender Charge (Contingent Deferred Sales Charges)................   32
  Withdrawal Charge...................................................   33
  Fund Expenses.......................................................   33
EXCHANGE PRIVILEGE....................................................   33
  Effect of the Exchange Offer........................................   35
    - Tax Considerations..............................................   35
    - Sales Commissions...............................................   35
ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES, DEATH BENEFITS AND
 ACCUMULATED
 PREMIUMS.............................................................   35
OTHER POLICY BENEFITS AND PROVISIONS..................................   45
  Limits on Rights to Contest the Policy..............................   45
    - Incontestability................................................   45
    - Suicide Exclusion...............................................   45
  Changes in the Policy or Benefits...................................   45
    - Misstatement of Age or Sex......................................   45
    - Other Changes...................................................   45
  Suspension or Delay of Payments.....................................   45
  Reports to Policy Owners............................................   45
  Assignment..........................................................   46
  Arbitration.........................................................   46
  Supplemental Benefits and/or Riders.................................   46
    - Children's Term Life Insurance Rider............................   46
    - Accidental Death Benefit Rider..................................   46
    - Disability Benefit Rider........................................   46
    - Guaranteed Insurability Rider...................................   46

                                                                         PAGE
                                                                        ------
    - Protected Insurability Benefit Rider............................   46
    - Term Rider for Covered Insured..................................   46
  Reinsurance.........................................................   47
USES OF THE POLICY....................................................   47
TAX CONSIDERATIONS....................................................   47
  Introduction........................................................   47
  Tax Status of Protective Life.......................................   48
  Taxation of Life Insurance Policies.................................   48
    - Tax Status of the Policy........................................   48
     -- Diversification Requirements..................................   48
     -- Ownership Treatment...........................................   48
    - Tax Treatment of Life Insurance Death Benefit Proceeds..........   49
    - Tax Deferral During Accumulation Period.........................   49
  Policies Which Are Not MEC's........................................   49
     -- Tax Treatment of Withdrawals Generally........................   49
     -- Certain Distributions Required by the Tax Law in the First 15
     Policy Years.....................................................   49
     -- Tax Treatment of Loans........................................   50
  Policies Which Are MEC's............................................   50
     -- Characterization of a Policy as a MEC.........................   50
     -- Tax Treatment of Withdrawals, Loans, Assignments and Pledges
     under MECs.......................................................   50
     -- Penalty Tax...................................................   51
     -- Aggregation of Policies.......................................   51
    - Actions to Ensure Compliance with the Tax Law...................   51
    - Other Considerations............................................   51
  Federal Income Tax Withholding......................................   51
OTHER INFORMATION ABOUT THE POLICIES AND PROTECTIVE LIFE..............   52
  Sale of the Policies................................................   52
  Corporate Purchasers................................................   52
  Protective Life Directors and Executive Officers....................   53
  State Regulation....................................................   54
  Additional Information..............................................   54
  Preparation for Year 2000...........................................   54
  Experts.............................................................   55
  Legal Matters.......................................................   55
  Financial Statements................................................   55
APPENDICES
  A-Examples of Death Benefit Options.................................  A-1

                              DEFINITIONS OF TERMS

ALLOCATION OPTION -- Any account within the Fixed Account or any Sub-Account to which Premium Payments may be allocated or Policy Value may be transferred under the Policy.

ATTAINED AGE -- The Insured's age as of the nearest birthday on the Policy Effective Date, plus the number of complete Policy Years since the Policy Effective Date.

BENEFICIARY -- The person to whom the Death Benefit Proceeds are paid upon the death of the Insured. Primary, contingent, and irrevocable Beneficiaries may be named.

CANCELLATION PERIOD -- Period shown in the Policy during which the Owner may exercise the cancellation privilege and return the Policy for a refund.

CASH VALUE -- Policy Value minus any applicable Surrender Charge.

CIR -- Optional Term Rider for Covered Insured.

CODE -- The Internal Revenue Code of 1986, as amended.

DEATH BENEFIT -- The amount payable to the Beneficiary under a Death Benefit Option before adjustments if the Insured dies while the Policy is in force.

DEATH BENEFIT OPTION -- One of two options that an Owner may select for the computation of Death Benefit Proceeds. Face Amount (Option 1), or Face Amount Plus Policy Value (Option 2).

DEATH BENEFIT PROCEEDS -- The amount payable to the Beneficiary if the Insured dies while the Policy is in force and is equal to the Death Benefit plus any death benefit under any rider to the Policy less any Policy Debt less unpaid monthly deductions if the Insured dies during a grace period.

FACE AMOUNT -- A dollar amount selected by the Owner and shown in the Policy.

FIXED ACCOUNT -- Part of Protective Life's General Account to which Policy Value may be transferred or Net Premiums allocated under a Policy.

FIXED ACCOUNT VALUE -- The Policy Value in the Fixed Account.

FUND -- A separate investment portfolio of an open-end management investment company or unit investment trust in which a Sub-Account invests.

GENERAL ACCOUNT -- Protective Life's assets other than those allocated to the Variable Account or another separate account.

HOME OFFICE -- 2801 Highway 280 South, Birmingham, Alabama 35223.

INITIAL FACE AMOUNT -- The Face Amount on the Policy Effective Date.

INSURED -- The person whose life is covered by the Policy.

ISSUE AGE -- The Insured's age as of the nearest birthday on the Policy Effective Date.

ISSUE DATE -- The date the Policy is issued. The Issue Date may be a later date than the Policy Effective Date if the initial premium payment is received at the Home Office before the Issue Date.

LAPSE -- Termination of the Policy at the expiration of the grace period while the Insured is still living.

LOAN ACCOUNT -- An account within Protective Life's general account to which Fixed Account Value and/or Variable Account Value is transferred as collateral for Policy loans.

LOAN ACCOUNT VALUE -- The Policy Value in the Loan Account.

MINIMUM MONTHLY PREMIUM -- For Policies issued on Insured's Issue Age below 70, the minimum amount of premium payments that must be paid in order for the No-Lapse Guarantee to remain in effect.

MONTHLY ANNIVERSARY DAY -- The same day in each month as the Policy Effective Date.

MONTHLY DEDUCTION -- The fees and charges deducted monthly from the Policy Value and/or Variable Account Value as described on the Policy Specifications Page of the Policy.

NET AMOUNT AT RISK -- As of any Monthly Anniversary Day, the Death Benefit under the Policy (discounted for the upcoming Policy month) less the Policy Value (before deduction of the monthly administration fee and monthly supplemental and/or rider benefit charges on that day).

NET ASSET VALUE PER SHARE -- The value per share of any Fund as computed on any Valuation Day.

NET PREMIUM -- A Premium Payment minus the applicable Premium expense charges.

OWNER, YOU, YOUR -- The person(s) who owns a Policy.

PIC -- Protective Investment Company.

PLANNED PERIODIC PREMIUM PAYMENT -- The premium determined by the Owner as a level amount that he or she (or they) plan to pay at fixed intervals over a specified period of time.

POLICY ANNIVERSARY -- The same day in each Policy Year as the Policy Effective Date.

POLICY DEBT -- The sum of all outstanding policy loans plus accrued interest.

POLICY EFFECTIVE DATE -- The date shown in the Policy as of which coverage under the Policy begins. Policy Years are measured from the Policy Effective Date. The Policy Effective Date is never the 29th, 30th, or 31st of a month.

POLICY VALUE -- The sum of the Variable Account Value, the Fixed Account Value, and the Loan Account Value.

POLICY YEAR -- Each period of twelve months commencing with the Policy Effective Date and each Policy Anniversary thereafter.

PREMIUM PAYMENT(S) OR PREMIUMS -- Payments made by the Owner(s) to purchase the Policy.

PROTECTIVE LIFE, WE, US, OUR, COMPANY -- Protective Life Insurance Company.

SUB-ACCOUNT -- A separate division of the Variable Account established to invest in a particular Fund.

SUB-ACCOUNT VALUE -- The Policy Value in a Sub-Account.

SURRENDER VALUE -- The Cash Value minus any outstanding Policy Debt.

UNIT -- A unit of measurement used to calculate Sub-Account Values.

UNSCHEDULED PREMIUM PAYMENT -- Any Premium Payment other than a Planned Periodic Premium Payment.

VALUATION DAY -- Each day the New York Stock Exchange is open for business except federal and other holidays and days when Protective Life is not open for business.

VALUATION PERIOD -- The period commencing with the close of regular trading on the New York Stock Exchange on any valuation day and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Day.

VARIABLE ACCOUNT -- Protective Variable Life Separate Account, a separate investment account of Protective Life into which Net Premiums may be allocated.

VARIABLE ACCOUNT VALUE -- The sum of all Sub-Account Values.

WITHDRAWAL -- A withdrawal by the Owner of an amount of Cash Value that is less than the Surrender Value.

WRITTEN NOTICE -- A written notice or request that is received by Protective Life at the Home Office.

                       SUMMARY AND DIAGRAM OF THE POLICY

    THE FOLLOWING SUMMARY OF PROSPECTUS INFORMATION AND DIAGRAM OF THE POLICY SHOULD BE READ IN CONJUNCTION WITH THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE DESCRIPTION OF THE POLICY IN THIS PROSPECTUS ASSUMES THAT THE POLICY IS IN FORCE AND THERE IS NO OUTSTANDING POLICY DEBT.

    The Policy is similar in many ways to fixed-benefit life insurance. As with fixed-benefit life insurance, the Owner of a Policy makes premium payments for insurance coverage on the person insured. Also, like many fixed-benefit life insurance policies, the Policy provides for accumulation of Net Premiums and a Surrender Value which is payable if the Policy is surrendered during the Insured's lifetime. As with fixed-benefit life insurance, the Surrender Value during the early Policy Years is likely to be substantially lower than the aggregate Premium Payments made.

    However, the Policy differs from fixed-benefit life insurance in several important respects. Unlike fixed-benefit life insurance, the Death Benefit may and the Policy Value will increase or decrease to reflect the investment performance of any Sub-Accounts to which Policy Value is allocated. Also, unless the entire Policy Value is allocated to the Fixed Account, there is no guaranteed minimum Surrender Value. If Policy Value is insufficient to pay charges due, then, after a grace period, the Policy will lapse without value. See "Policy Lapse and Reinstatement". However, Protective Life guarantees that the Policy will remain in force during the first 15 Policy Years (for Insureds Issue Age 0 through 39), the first 10 Policy Years (for Insureds Issue Age 40 through 64), or the first 5 Policy Years (for Insureds Issue Age 65 and above), as long as certain requirements related to the Minimum Monthly Premium have been met. See "Premium Payments -- No-Lapse Guarantee," and "Policy Loans". If a Policy lapses while loans are outstanding, certain amounts may become subject to income tax and a 10% penalty tax. See "Tax Considerations".

    The most important features of the Policy, such as charges, cash benefits, death benefits, and calculation of Policy values, are summarized in the diagram on the following pages.

    PURPOSE OF THE POLICY. The Policy is designed to be a long-term investment providing insurance benefits. A prospective Owner should evaluate the Policy in conjunction with other insurance policies he or she may own, as well as their need for insurance and the Policy's long-term investment potential. It may not be advantageous to replace existing insurance coverage with the Policy. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations (see below).

    POLICY BENEFITS. Two Death Benefit options are available under the Policy: a level death benefit ("Option 1") and a variable death benefit ("Option 2"). Protective Life guarantees that the Death Benefit Proceeds will never be less than the Face Amount of insurance (less any outstanding Policy Debt and past due charges) as long as sufficient premiums are paid to keep the Policy in force. The Policy provides for a Surrender Value that can be obtained by surrendering the Policy. The Policy also permits loans and withdrawals, within limits.

    POLICY VALUE CREDITS. Subject to certain significant conditions, on the tenth Policy Anniversary, and on each Policy Anniversary thereafter, the Company will make a credit to the Policy's Policy Value equal to (1) .5% of the unloaned Policy Value if the unloaned Policy Value is more than $50,000 and less than $500,000, or (2) 1% of unloaned Policy Value if the unloaned Policy is greater than $500,000.

    ILLUSTRATIONS. Illustrations in this prospectus or used in connection with the purchase of a Policy are based on HYPOTHETICAL rates of return. THESE RATES ARE NOT GUARANTEED. They are illustrative only and SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. Actual rates of return may be higher or lower than those reflected in Policy illustrations, and therefore, actual Policy values will be different from those illustrated.

    TAX CONSIDERATIONS. Protective Life intends for the Policy to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code of 1986, as amended. A Policy may be a "modified endowment contract" under federal tax law depending upon the amount of Premium Payments made in relation to the Death Benefit provided under the Policy. Protective Life will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Tax Considerations".

    CANCELLATION PRIVILEGE. For a limited time after the Policy is issued, you have the right to cancel your Policy and receive a refund. (See "Cancellation Privilege"). In certain states, until the end of this "Cancellation Period," Protective Life reserves the right to allocate Net Premium payments to the Sub-Account investing in the PIC Money Market Fund or to the Fixed Account. (See "Net Premium Allocations").

    OWNER INQUIRIES. If you have any questions, you may write or call Protective Life's Home Office at 2801 Highway 280 South, Birmingham, Alabama 35223, 1-800-265-1545.


                                DIAGRAM OF POLICY

                                 PREMIUM PAYMENTS

  - You select a payment plan but are not required to pay premium payments according to the plan. You can vary the amount and frequency and can skip planned Premium Payments. See pages 19 and 20 for rules and limits.

  - The Policy's minimum initial premium payment and planned Premium Payment depend on the Insured's age, sex and underwriting class, Face Amount selected, and any supplemental benefits and/or riders.

  - Unscheduled Premium Payments may be made, within limits. See page 19.

                         DEDUCTIONS FROM PREMIUM PAYMENTS

  - A Premium Expense Charge of 5% will be deducted from each Premium Payment. See page 30.

                               NET PREMIUM PAYMENTS

  - You direct the allocation of Net Premium among seventeen Sub-Accounts and the Fixed Account. See page 20 for rules and limits on Net Premium allocations.

  - The Sub-Accounts invest in corresponding Funds. See pages 13 through 15. Funds available are the PIC Funds, the Oppenheimer Funds, the MFS Funds and the Calvert Funds (as defined below).

  - Interest is credited on amounts allocated to the Fixed Account at a minimum guaranteed rate of 4%. See page 29 for rules and limits on Fixed Account allocations.

                           DEDUCTIONS FROM POLICY VALUE
  - Monthly Deduction for cost of insurance, administration fees, mortality and expense risk charges and charges for any supplemental and/or rider benefits. Administration fees are $8.00 per month. Monthly Mortality and Expense Risk Charges are currently equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during Policy Years 1 through 10; and in Policy Years 11 and thereafter there is currently no monthly Mortality and Expense Risk Charge. The Mortality and Expense Risk Charge is not deducted from Fixed Account Value. See pages 30 through 33.

                              DEDUCTIONS FROM ASSETS

  - Investment advisory fees and fund operating expenses are also deducted from the assets of each Fund. See page 33.

                                   POLICY VALUE
  - Is equal to Net Premiums, as adjusted each Valuation Day to reflect Sub-Account investment experience, interest credited on Fixed Account Value, charges deducted and other Policy transactions (such as transfers and withdrawals). See page 21.

  - Varies from day to day. There is no minimum guaranteed Policy Value. The Policy may lapse if the Policy Value is insufficient to cover a Monthly Deduction due. See pages 20 and 21.

  - Can be transferred between and among the Sub-Accounts and the Fixed Account. A transfer fee may apply if more than 12 transfers are made in a Policy Year. See page 22 for rules and limits. Policy loans reduce the amount available for allocations and transfers.

  - Is the starting point for calculating certain values under a Policy, such as the Cash Value, Surrender Value, and the Death Benefit used to determine Death Benefit Proceeds.

                               CASH BENEFITS
- Loans may be taken for amounts up to 90% of Surrender Value, at an effective annual interest rate of 6.0% during the first 10 Policy Years and 4.5% thereafter. See pages 24 and 25 for rules and limits.

- Withdrawals generally can be made provided there is sufficient remaining Surrender Value. A withdrawal charge of the lesser of $25 or 2% of the withdrawal amount requested will apply. See page 24 for rules and limits.

- The Policy may be surrendered in full at any time for its Surrender Value. A declining deferred sales charge per $1,000 of premium payments made in the first Policy Year is assessed on surrenders during the first 19 Policy Years. See pages 32 and 33.

- Settlement Options are available. See pages 28 and 29.

                              DEATH BENEFITS
- Available as lump sum or under a variety of Settlement Options.

- For most Policies, the minimum Face Amount of $100,000.

- Two Death Benefit Options available: Option 1, equal to the Face Amount, and Option 2, equal to the Face Amount plus Policy Value. See page 26.

- Flexibility to change the Death Benefit Option and Face Amount. See page 27 for rules and limits.

- Supplemental benefits and/or riders may be available. See pages 46 and 47.

                                 EXPENSE TABLES

    The following expense information assumes that the entire Policy Value is Variable Account Value.

PIC FUNDS (1)
                                                                      MONEY MARKET
                                                                          FUND
                                                                      -------------
 Management (Advisory) Fees.................................             0.60%
  Other Expenses After Reimbursement........................             0.00%
                                                                      ----------
  Total Annual Fund Expenses................................
    (after reimbursements)                                               0.60%

                                                                        CORE U.S.
                                                                         EQUITY
                                                                          FUND
                                                                      -------------
 Management (Advisory) Fees.................................             0.80%
  Other Expenses After Reimbursement........................             0.00%
                                                                      ----------
  Total Annual Fund Expenses................................
    (after reimbursements)                                               0.80%
                                                                         CAPITAL
                                                                         GROWTH
                                                                          FUND
                                                                      -------------
 Management (Advisory) Fees.................................             0.80%
  Other Expenses After Reimbursement........................             0.00%
                                                                      ----------
  Total Annual Fund Expenses................................
    (after reimbursements)                                               0.80%
                                                                        SMALL CAP
                                                                       VALUE FUND
                                                                      -------------
 Management (Advisory) Fees.................................             0.80%
  Other Expenses After Reimbursement........................             0.00%
                                                                      ----------
  Total Annual Fund Expenses................................
    (after reimbursements)                                               0.80%
                                                                      INTERNATIONAL
                                                                       EQUITY FUND
                                                                      -------------
 Management (Advisory) Fees.................................             1.10%
  Other Expenses After Reimbursement........................             0.00%
                                                                      ----------
  Total Annual Fund Expenses................................
    (after reimbursements)                                               1.10%
                                                                       GROWTH AND
                                                                       INCOME FUND
                                                                      -------------
 Management (Advisory) Fees.................................             0.80%
  Other Expenses After Reimbursement........................             0.00%
                                                                      ----------
  Total Annual Fund Expenses................................
    (after reimbursements)                                               0.80%
                                                                      GLOBAL INCOME
                                                                          FUND
                                                                      -------------
 Management (Advisory) Fees.................................             1.10%
  Other Expenses After Reimbursement........................             0.00%
                                                                      ----------
  Total Annual Fund Expenses................................
    (after reimbursements)                                               1.10%

OPPENHEIMER FUNDS
                                                                       AGGRESSIVE
                                                                         GROWTH
                                                                          FUND
                                                                      -------------
 Management (Advisory) Fees.................................             0.71%
  Other Expenses............................................             0.02%
                                                                      ----------
  Total Annual Fund Expenses................................             0.73%

                                                                         GROWTH
                                                                          FUND
                                                                      -------------
 Management (Advisory) Fees.................................             0.73%
  Other Expenses............................................             0.02%
                                                                      ----------
  Total Annual Fund Expenses................................             0.75%

                                                                        GROWTH &
                                                                         INCOME
                                                                          FUND
                                                                      -------------
 Management (Advisory) Fees.................................             0.75%
  Other Expenses............................................             0.08%
                                                                      ----------
  Total Annual Fund Expenses................................             0.83%

                                                                        STRATEGIC
                                                                          BOND
                                                                          FUND
                                                                      -------------
 Management (Advisory) Fees.................................             0.75%
  Other Expenses............................................             0.08%
                                                                      ----------
  Total Annual Fund Expenses................................             0.83%

MFS FUNDS
                                                                      MFS EMERGING
                                                                         GROWTH
                                                                         SERIES
                                                                      -------------
 Management (Advisory) Fees.................................             0.75%
  Other Expenses After Reimbursement (2)....................             0.15%
                                                                      ----------
  Total Annual Fund Expenses................................
    (after reimbursements)                                               .090%
                                                                      MFS RESEARCH
                                                                         SERIES
                                                                      -------------
 Management (Advisory) Fees.................................             0.75%
  Other Expenses After Reimbursement (2)....................             0.13%
                                                                      ----------
  Total Annual Fund Expenses................................
    (after reimbursements)                                               0.88%
                                                                       MFS GROWTH
                                                                       WITH INCOME
                                                                         SERIES
                                                                      -------------
 Management (Advisory) Fees.................................             0.75%
  Other Expenses After Reimbursement (2)(3).................             0.25%
                                                                      ----------
  Total Annual Fund Expenses................................
    (after reimbursements) (3)                                           1.00%
                                                                        MFS TOTAL
                                                                         RETURN
                                                                         SERIES
                                                                      -------------
 Management (Advisory) Fees.................................             0.75%
  Other Expenses After Reimbursement (2)(3).................             0.25%
                                                                      ----------
  Total Annual Fund Expenses................................
    (after reimbursements) (3)                                           1.00%

CALVERT FUNDS
                                                                         SOCIAL
                                                                        SMALL CAP
                                                                        PORTFOLIO
                                                                      -------------
 Management (Advisory) Fees.................................             1.00%
  Other Expenses After Reimbursement........................             0.20%
                                                                      ----------
  Total Annual Fund Expenses................................
    (after reimbursements) (4)                                           1.20%

                                                                         SOCIAL
                                                                        BALANCED
                                                                        PORTFOLIO
                                                                      -------------
  Management (Advisory) Fees................................             0.69%
  Other Expenses After Reimbursement........................             0.12%
                                                                      ----------
  Total Annual Fund Expenses................................
    (after reimbursements) (4)                                           0.81%

------------------------------

* Protective Life reserves the right to charge a Transfer Fee in the future. (See "Charges and Deductions".)

(1) The annual expenses listed for all of the PIC Funds are net of certain reimbursements by PIC's investment manager. (See "The Funds".) Absent the reimbursements, total expenses for the period ended December 31, 1997 were:
    Money Market Fund 1.42%, CORE U.S. Equity Fund 0.86%, Small Cap Value Fund 0.89%, International Equity Fund 1.37%, Growth and Income Fund 0.85%, Capital Growth Fund 0.97%, and Global Income Fund 1.32%. PIC's investment manager has voluntarily agreed to reimburse certain of each Fund's expenses in excess of its management fees. Although this reimbursement may be ended on 120 days notice to PIC, the investment manager has no present intention of doing so.

(2) Each Series has an expense offset arrangement which reduces the Series' custodian fee based on the amount of cash maintained by the Series with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Series' expenses). Any such fee reductions are not reflected under "Other Expenses."

(3) The investment advisor has agreed to bear expenses for these Series, subject to reimbursement by these Series, such that each such Series' "Other Expenses" shall not exceed 0.25% of the average daily net assets of the Series during the current fiscal year. See the Funds prospectus, "Information Concerning Shares of Each Series -- Expenses." Otherwise, "Other Expenses" for the Growth With Income Series and Total Return Series would be 0.35% and 0.27%, respectively, and "Total Operating Expenses" would be 1.10% and 1.02%, respectively, for these Series.

(4) The figures have been restated to reflect an increase in transfer agency expenses of 0.01% for each portfolio expected to be incurred in 1998. Management Fees includes for Calvert Social Balanced a performance adjustment, which depending on performance, could cause the fee to be as high as 0.85% or as low as 0.55%. Effective December 1, 1997, the Calvert Social Small Cap Growth advisory fee was reduced from the annual rate of 1.50% to 0.90%, and the administrative services fee was reduced from the annual rate of 0.20% to 0.10%. The Calvert Social Small Cap Growth expenses have been restated to reflect the lower advisory fee and administrative services fee. "Other Expenses" include the fee that could have been charged by the portfolios' custodian, without reduction for an expense off-set by the custodian of 0.03% for the Calvert Social Balanced portfolio, and 0.31% for the Calvert Social Small Cap Growth portfolio. Total annual fund expenses (restated) after reduction for the expense off-set would be 0.78% for the Calvert Social Balanced portfolio, and 0.89% for the Calvert Social Small Cap Growth portfolio. Management Fees for Calvert Social Small Cap Growth include an administrative service fee of 0.10% paid to the Advisor's affiliate.

    The above tables are intended to assist the owner in understanding the costs and expenses that he or she will bear directly or indirectly. The tables reflect the expenses for the Account and reflect the investment management fees and other expenses and total expenses for each Fund for the period January 1, 1997 to December 31, 1997. For a more complete description of the various costs and expenses see "Charges and Deductions" and the prospectuses for each of the Funds, which accompany this prospectus.

                   GENERAL INFORMATION ABOUT PROTECTIVE LIFE,
                       THE VARIABLE ACCOUNT AND THE FUNDS

PROTECTIVE LIFE INSURANCE COMPANY

    Protective Life is a Tennessee stock life insurance company. Founded in 1907, Protective Life offers individual life and health insurance, annuities, group life and health insurance, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 1997, Protective Life had total assets of approximately $10.1 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had consolidated assets of approximately $10.5 billion at December 31, 1997.

PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

    Protective Variable Life Separate Account is a separate investment account of Protective Life established under Tennessee law by the board of directors of Protective Life on February 22, 1995. The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and is a "separate account" within the meaning of the federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies of practices or the Variable Account.

    Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's General Account. Assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business that Protective Life conducts. Protective Life may transfer to its General Account any assets of the Variable Account which exceed the reserves and other contract liabilities of the Variable Account (which always are at least equal to the aggregate Surrender Values under the Policies). Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the reserves and other contract liabilities related to the Policies. Protective Life is obligated to pay all benefits provided under the Policies.

    The Variable Account is divided into Sub-Accounts. The income, gains or losses, whether or not realized, from the assets of each Sub-Account are credited to or charged against that Sub-Account without regard to any other income, gains or losses of Protective Life. Each Sub-Account invests exclusively in shares of a corresponding Fund. Therefore, the investment experience of your Policy depends on the experience of the Sub-Accounts you select. In the future, the Variable Account may include other Sub-Accounts that are not available under the Policies and are not otherwise discussed in this Prospectus.

    The Variable Account has seventeen Sub-Accounts: PIC Money Market; PIC CORE U.S. Equity; PIC Capital Growth; PIC Small Cap Value; PIC International Equity; PIC Growth and Income; PIC Global Income; Oppenheimer Aggressive Growth; Oppenheimer Growth; Oppenheimer Growth & Income; Oppenheimer Strategic Bond; MFS Emerging Growth; MFS Research; MFS Growth With Income; MFS Total Return; Calvert Social Small Cap Growth; and Calvert Social Balanced.

THE FUNDS

    Each Sub-Account invests in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: PIC (the "PIC Funds") managed by Investment Distributions Advisory Services, Inc. and subadvised by Goldman Sachs Asset Management or Goldman Sachs Asset Management International; Oppenheimer Variable Account Funds (the "Oppenheimer Funds") managed by OppenheimerFunds, Inc.; MFS Variable Insurance Trust (the "MFS Funds") managed by Massachusetts Financial Services Company; or Calvert Variable Series, Inc. (the "Calvert Funds") managed by Calvert Asset Management Company, Inc. Shares of these Funds are offered only to: (1) the Variable Account, (2) other separate accounts of Protective Life supporting variable annuity contracts or variable life insurance policies, (3) separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies, and
(4) certain qualified retirement plans. Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

    There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information.

    THE PIC FUNDS

        PIC GROWTH AND INCOME FUND. This Fund seeks long-term growth of capital and growth of income. This Fund will pursue its objectives by investing, under normal circumstances, at least 65% of its total assets in equity securities having favorable prospects of capital appreciation and/or dividend paying ability.

        PIC INTERNATIONAL EQUITY FUND. This Fund seeks long-term capital appreciation. This Fund will pursue its objective by investing substantially all, and at least 65% of total assets, in equity and equity-related securities of companies that are organized outside the United States or whose securities are primarily traded outside the United States.

        PIC GLOBAL INCOME FUND. This Fund seeks high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation. This Fund will pursue its objectives by investing primarily in high quality fixed-income securities of U.S. and foreign issuers and through foreign currency transactions.

        PIC CORE U.S. EQUITY FUND. This Fund seeks a total return consisting of capital appreciation plus dividend income. This Fund will pursue its objective by investing, under normal circumstances, at least 90% of its total assets in equity securities selected using both fundamental research and a variety of quantitative techniques that seek to maximize the Fund's expected return while maintaining risk, style, capitalization and industry characteristics similar to the S&P 500 Index.

        PIC SMALL CAP VALUE (formerly Small Cap Equity) FUND. This Fund seeks long-term capital growth. This Fund will pursue its objective by investing, under normal circumstances, at least 65% of its total assets in equity securities of companies with public stock market capitalizations of $1 billion or less at the time of investment.

        PIC MONEY MARKET FUND. This Fund seeks to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity. This Fund will pursue its objective by investing exclusively in high quality money market instruments. AN INVESTMENT IN THE MONEY MARKET FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT AND THE FUND CANNOT ASSURE THAT IT WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1 PER SHARE.

        PIC CAPITAL GROWTH FUND. This Fund seeks long-term capital growth. The Fund will pursue its objective by investing, under normal circumstances, at least 90% of its total assets in a diversified portfolio of equity securities having long-term capital appreciation potential.

    THE OPPENHEIMER FUNDS

        AGGRESSIVE GROWTH (formerly Capital Appreciation) FUND. This Fund seeks to achieve capital appreciation by investing in "growth-type" companies.

        GROWTH FUND. This Fund seeks to achieve capital appreciation by investing in securities of well-known established companies.

        GROWTH & INCOME FUND. This Fund seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. From time to time this Fund may focus on small to medium capitalization common stocks, bonds and convertible securities.

        STRATEGIC BOND FUND. This Fund seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities.

    THE MFS FUNDS

        MFS EMERGING GROWTH SERIES. This Fund seeks to provide long-term growth of capital.

        MFS RESEARCH SERIES. This Fund seeks to provide long-term growth of capital and future income.

        MFS GROWTH WITH INCOME SERIES. This Fund seeks to provide reasonable current income and long-term growth of capital and income.

        MFS TOTAL RETURN SERIES. This Fund seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

    THE CALVERT FUNDS

        SOCIAL SMALL CAP (formerly Strategic Growth) PORTFOLIO. This Fund seeks maximum long-term growth through investments primarily in the equity securities of small capitalized growth companies that have historically exhibited exceptional growth characteristics, and that in the Fund Advisor's opinion, have strong earnings potential relative to the U.S. market as a whole. The Fund is designed to provide long-term growth of capital by investing in enterprises that make a significant contribution to society through their products and services and through the way they do business.

        SOCIAL BALANCED PORTFOLIO. This Fund seeks to achieve a total return above the rate of inflation through an actively managed, non-diversified portfolio of common and preferred stocks, bonds, and money market instruments that offer income and capital growth opportunity and that satisfy the social concern criteria established for the Fund.

    THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF ANY OF THE FUNDS WILL BE ACHIEVED.

    MORE DETAILED INFORMATION CONCERNING THE INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS OF THE FUNDS, THE EXPENSES OF THE FUNDS, THE RISKS ATTENDANT TO INVESTING IN THE FUNDS AND OTHER ASPECTS OF THEIR OPERATIONS CAN BE FOUND IN THE CURRENT PROSPECTUSES FOR THE FUNDS, WHICH ACCOMPANY THIS PROSPECTUS, AND THE CURRENT STATEMENT OF ADDITIONAL INFORMATION FOR EACH OF THE FUNDS. THE FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF NET PREMIUMS OR TRANSFERS AMONG THE SUB-ACCOUNTS.

    Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. Should a participation agreement relating to a Fund terminate, the Variable Account would not be able to purchase additional shares of that Fund. In that event, Owners would no longer be able to allocate Variable Account Value or Premium Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate Premium Payments or transfer Account Value to the Sub-Account investing in shares of that Fund.

    Protective Life has entered into agreements with the investment managers or advisers of several of the Funds pursuant to which each such investment manager or adviser pays Protective Life a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account (and other separate accounts of Protective Life) in the Funds managed by that manager or adviser. These fees are in consideration for administrative services provided to the Funds by Protective Life. Payments of fees under these agreements by managers or advisers do not increase the fees or expenses paid by the Funds or their shareholders.

OTHER INVESTORS IN THE FUNDS

    PIC currently sells shares of its Funds only to Protective Life as the underlying investment for the Variable Account as well as for variable annuity contracts issued through Protective Life. PIC may in the future sell shares of its Funds to other separate accounts of Protective Life or its life insurance company affiliates supporting other variable annuity contracts or variable life insurance contracts. In addition, upon obtaining regulatory approval, PIC may sell shares to certain retirement plans qualifying under Section 401 of the Code. Protective Life currently does not foresee any disadvantages to Owners that would arise from the possible sale of shares to support its variable annuity contracts or those of its affiliates or from the possible sale of shares to such retirement plans. However, the board of directors of PIC will monitor events in order to identify any material irreconcilable conflicts that might possibly arise if such shares were also offered to support variable life insurance contracts other than the Policies or variable annuity contracts or to retirement plans. In event of such a conflict, the board of directors would determine what action, if any, should be taken in response to the conflict. In addition, if Protective Life believes that the PIC's response to any such conflicts insufficiently protects Owners, it will take appropriate action on its own, including withdrawing the Account's investment in the Fund. (See the PIC prospectus for more detail.)

    Shares of the Oppenheimer Funds, MFS Funds and Calvert Funds are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners of Protective Life's Policies whose Policy Values are allocated to the Variable Account and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Policy Owners generally or certain classes of Policy Owners, and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another fund. As is the case with PIC, the board of directors (or trustees) of each of the Oppenheimer Funds, MFS Funds and Calvert Funds monitors events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    Protective Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if in Protective Life's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares, if any, of that Fund and substitute shares of another Fund. Protective Life will not substitute any shares attributable to a Policy's interest in the Variable Account without notice and any necessary approval of the SEC and state insurance authorities.

    Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Fund. Subject to applicable law and any required SEC approval, Protective Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owner(s) on a basis to be determined by Protective Life.

    If any of these substitutions or changes are made, Protective Life may by appropriate endorsement change the Policy to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owner(s), and subject to any approvals that may be required under applicable law, the Variable Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account required by the 1940 Act or other applicable law or regulation.

VOTING RIGHTS

    Protective Life is the legal owner of Fund shares held by the Sub-Accounts and as such has the right to vote on all matters submitted to shareholders of the Funds. However, in accordance with applicable law, Protective Life will vote shares held in the Sub-Accounts at meetings of shareholders of the Funds in accordance with instructions received from Owners with Policy Value in the Sub-Accounts. Should the 1940 Act or any regulation thereunder be amended, or should the current interpretation thereof change, or Protective Life determines that it is permitted to vote such shares in its own right, it may elect to do so.

    Protective Life will send Owners voting instruction forms and other voting materials (such as Fund proxy statements, reports and other proxy materials) prior to shareholders meetings. The number of votes as to which an Owner may give instructions is calculated separately for each Sub-Account and may include fractional votes.

    The number of votes attributable to a Sub-Account for an Owner is determined by applying the Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub-Account to which Variable Policy Value is allocated under his or her Policy. Owners only have voting interests while the Insured is alive. The number of votes for which an Owner may give instructions is determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund.

    Shares as to which no timely instructions are received and shares held directly by Protective Life are voted by Protective Life in proportion to the voting instructions that are received with respect to all Policies participating in a Sub-Account. Voting instructions to abstain on any item are applied to reduce the votes eligible to be cast on that item.

    Protective Life may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove the investment management agreement or an investment advisory agreement. In addition, Protective Life may under certain circumstances disregard voting instructions that would require changes in the investment management agreement, investment manager, an investment advisory agreement or an investment adviser of one or more of the Funds, provided that Protective Life reasonably disapproves of such changes in accordance with applicable regulations under the 1940 Act. If Protective Life ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report.

                                   THE POLICY

PURCHASING A POLICY

    To purchase a Policy, a prospective Owner must submit a completed application (which Protective Life must approve) and an initial Premium Payment through a licensed representative of Protective Life who is also a registered representative of a broker-dealer having a distribution agreement with Investment Distributors, Inc. ("IDI"). The initial Premium Payment must be an amount at least equal to the minimum required. See "Premium Payments," below. Protective Life requires satisfactory evidence of the Insured's insurability, which may include a medical examination of the Insured. Generally, Protective Life will issue a Policy covering an Insured up to age 75 if evidence of insurability satisfies Protective Life's underwriting rules. Acceptance of an application depends on Protective Life's underwriting rules, and Protective Life reserves the right to reject an application for any reason. With the consent of the Owner, a Policy may be issued on a basis other than that applied for (I.E., on a higher premium class basis due to increased risk factors). A POLICY IS ISSUED AFTER PROTECTIVE LIFE APPROVES THE APPLICATION. PREMIUM IS NOT A REQUIREMENT TO ISSUE A POLICY. PREMIUM MAY BE COLLECTED AT THE TIME OF POLICY DELIVERY.


    Insurance coverage under a Policy begins on the Policy Effective Date which generally is also the Issue Date. If however the initial Premium Payment is submitted with the application and the Policy is issued as applied for in the application, the Policy Effective Date is the later of the date the application is signed or any required medical examination is completed. Temporary life insurance coverage also may be provided under the terms of a temporary insurance agreement. In accordance with the terms of such agreements, the total amount of insurance which may become effective prior to delivery of the Policy to the owner may not exceed $250,000 (including the amount of any life insurance and accidental death benefits then in force or applied for with the Company) and may not be in effect for more than 90 days.


    In order to obtain a more favorable Issue Age, Protective Life may permit the Owner to "backdate" a Policy by electing a Policy Effective Date up to six months prior to the date of the original application. Charges for the Monthly Deduction for the backdated period are deducted as of the new Policy Effective Date.

    The Owner of the Policy may exercise all rights provided under the Policy. The Insured is the Owner, unless a different person is named as Owner in the application. By Written Notice while the Insured is living, the Owner may name a Contingent Owner or a new Owner. If the application names more than one person as Owner, they are joint Owners. In this event, the exercise of any right under the Policy (such as transfers of Policy Values) requires the authorization of all Owners. Unless the Owner provides otherwise, in the event of one joint Owner's death, ownership passes to any surviving joint Owner(s). Unless a contingent Owner has been named, ownership of the Policy passes to the estate of the last surviving Owner upon his or her death. A change in Owner may have tax consequences. See "Tax Considerations".

CANCELLATION PRIVILEGE

    You may cancel your Policy for a refund during the Cancellation Period by returning it to Protective Life's Home Office or to the sales representative who sold it along with a written cancellation request. The Cancellation Period is determined by the law of the state in which the application is signed and is shown in your Policy. In most states it expires at the latest of (1) ten days after you receive your Policy, (2) 45 days after you sign your application, or
(3) 10 days after Protective Life mails or delivers a Notice of Right of Withdrawal. Return of the Policy by mail is effective upon receipt by Protective Life. We will treat the Policy as if it had never been issued. Within seven calendar days after receiving the returned Policy, Protective Life will refund
(i) the difference between premiums paid and amounts allocated to the Fixed Account or the Variable Account, plus (ii) Fixed Account Value determined as of the date the returned Policy is received, plus (iii) Variable Account Value determined as of the date the returned Policy is received. This amount may be more or less than the aggregate Premium Payments. In states where required, Protective Life will refund Premium Payments.

PREMIUM PAYMENTS

    MINIMUM INITIAL PREMIUM PAYMENT. The minimum initial Premium Payment required depends on a number of factors, including the age, sex and rate class of the proposed Insured, the Initial Face Amount requested by the applicant, any supplemental benefits and/or riders requested by the applicant and the Planned Periodic Premium Payments that the applicant selects. See "Planned Periodic Premium Payments," below. Consult your sales representative for information about the Initial Premium required for the coverage you desire.

    PLANNED PERIODIC PREMIUMS PAYMENTS. In the application the Owner selects a plan for paying level Premium Payments at specified intervals (e.g., quarterly, semi-annually or annually) until the Maturity Date. At the Owner's election, Protective Life will also arrange for payment of Planned Periodic Premiums on a monthly basis (on any day except the 29th, 30th, or 31st of a month) under a pre-authorized payment arrangement. You are not required to pay Premium Payments in accordance with these plans; rather, you can pay more or less than planned or skip a Planned Periodic Premium Payment entirely. (See, however, "Policy Lapse and Reinstatement"). Subject to the limits described below, you can change the amount and frequency of Planned Periodic Premium Payments whenever you want by Written Notice to Protective Life.

    Unless you have arranged to pay Planned Periodic Premium Payments by pre-authorized payment arrangement or have otherwise requested, you will be sent reminder notices for Planned Periodic Premium Payments.

    UNSCHEDULED PREMIUM PAYMENTS. Subject to the limitations described below, additional Unscheduled Premium Payments may be paid in any amount and at any time. By Written Notice, the Owner may specify that all Unscheduled Premium Payments are to be applied as repayments of Policy Debt, if any.

    PREMIUM PAYMENT LIMITATIONS. Premium Payments may be made by any method acceptable to Protective Life. If by check, the check must be from an Owner (or the Owner's designee other than a sales representative), payable to Protective Life Insurance Company, and be dated prior to its receipt at the Home Office. No Premium Payments are accepted after a Policy's Maturity Date.

    Additional limitations apply to Premium Payments. Premium Payments must be at least $150 ($50 if paid monthly by a pre-authorized payment arrangement) and must be remitted to the Home Office. See "Net Premium Allocations. Protective Life also reserves the right to limit the amount of any Premium Payment. In addition, at any point in time aggregate Premium Payments made under a Policy may not exceed guideline premium payment limitations for life insurance policies set forth in the Code. Protective Life will immediately refund any portion of any Premium Payment that is determined to be in excess of the limits established by law to qualify a Policy as a contract for life insurance. Protective Life will monitor Policies and will attempt to notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Code. See "Tax Considerations".

    "NO-LAPSE" GUARANTEE. In return for paying the Minimum Monthly Premium or an amount equivalent thereto by the Monthly Anniversary Day, Protective Life guarantees that a Policy will remain in force during the first 15 Policy Years (if the Insured's Issue Age is 0 through 39), during the first 10 Policy Years (if the Insured's Issue Age is 40 through 64), or during the first 5 Policy Years (for Insured's Issue Age 65 and above) regardless of the Policy Value, if, for each month that the Policy has been in force since the Policy Effective Date, the total premiums paid less any withdrawals and Policy Debt is greater than or equal to the Minimum Monthly Premium (shown in the Policy) multiplied by the number of complete policy months since the Policy Effective Date, including the current policy month. The Minimum Monthly Premium payment is calculated for each Policy based on the age, sex and rate class of the Insured, the requested Face Amount and any supplemental benefits and/or riders. The Company will not notify you in the event the No-Lapse Guarantee is no longer in effect.

    If you increase your Policy's Face Amount while the "No-Lapse" Guarantee is in effect, Protective Life will NOT EXTEND the period of this guarantee. The guarantee period is based on the initial Face Amount.

However, upon an increase in Face Amount, Protective Life will recalculate the Minimum Monthly Premium, which will generally also increase. Protective Life will notify you of any increase in the Minimum Monthly Premium and will amend your Policy to reflect the change.

    PREMIUM PAYMENTS UPON INCREASE IN FACE AMOUNT. Depending on the Policy Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional Premium Payment may be necessary or a change in the amount of Planned Periodic Premium Payments may be advisable. See "Death Benefit Proceeds". You will be notified if a premium payment is necessary or a change appropriate.

NET PREMIUM ALLOCATIONS

    Owners must indicate in the application how Net Premiums are to be allocated to the Sub-Accounts and/or to the Fixed Account. These allocation instructions apply to both initial and subsequent Net Premiums. Owners may change the allocation instructions in effect at any time by Written Notice. Whole percentages must be used. The minimum percentage that may be allocated to any Sub-Account or to the Fixed Account is 10% of Net Premiums and the sum of allocations must add up to 100%.

    For Policies issued in states where, upon cancellation during the Cancellation Period, Protective Life returns at least your Premium Payments, Protective Life reserves the right to allocate your initial Net Premium Payment (and any subsequent Net Premium Payments made during the Cancellation Period) to the PIC Money Market Sub-Account or the Fixed Account until the expiration of the number of days in the Cancellation Period plus 6 days starting from the date that the Policy is mailed from the Home Office. Thereafter, the Policy Value in the PIC Money Market Sub-Account or the Fixed Account and all Net Premiums will be allocated according to your allocation instructions then in effect.

    Planned Periodic Premium payments and unscheduled premium payments not requiring additional underwriting will be credited to the Policy and the Net Premiums will be invested as requested on the Valuation Date they are received by the Home Office. However, any Premium Payment in connection with an increase in Face Amount will be allocated to the Fixed Account until underwriting has been completed. When approved, the Policy Value in the Fixed Account attributable to the resulting Net Premium will be credited to the Policy and allocated in accordance to your allocation instructions then in effect. If an additional Premium Payment is rejected, Protective Life will return the Premium Payment immediately, without any adjustment for investment experience.

    Unless designated by the Owner as a loan repayment, payments received from Owners (other than Planned Periodic Premium Payments) are treated as Unscheduled Premium Payments.

POLICY LAPSE AND REINSTATEMENT

    LAPSE. Unlike a conventional life insurance policy, failure to make Planned Periodic Premium Payments will not necessarily cause a Policy to lapse. Conversely, making all Planned Periodic Premium Payments will not necessarily prevent a Policy from lapsing. Rather, except when the "No-Lapse" Guarantee is in effect, whether a Policy lapses depends on whether its Policy Value is sufficient to cover the Monthly Deduction (See "Monthly Deduction") on the Monthly Anniversary Day.

    If the Policy Value on a Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date and the "No-Lapse" Guarantee is not in effect, the Policy will be in default and a grace period will begin. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in Policy Value or the Policy Value has decreased because you have not paid sufficient Net Premiums to offset prior Monthly Deductions.

    In the event of a Policy default, the Owner has a 61-day grace period to make a payment of Net Premium sufficient to cover the current and past-due Monthly Deductions. Protective Life will send to the Owner, at the last known address and the last known address of any assignee of record, notice of the

Premium Payment required to prevent lapse. The grace period will begin when the notice is sent. A Policy will remain in effect during the grace period. If the Insured should die during the grace period, the Death Benefit Proceeds payable to the Beneficiary will reflect a reduction for the Monthly Deductions due on or before the date of the Insured's death as well as any unpaid Policy Debt. See "Death Benefit Proceeds". Unless the Premium Payment stated in the notice is paid before the grace period ends, the Policy will lapse.


    REINSTATEMENT. An Owner may reinstate a Policy within 5 years of its lapse provided that: (1) a request for reinstatement is made by Written Notice, (2) the Insured is still living, (3) the Owner pays Net Premiums equal to (a) all Monthly Deductions that were due but unpaid during the grace period, and (b) which are at least sufficient to keep the reinstated Policy in force for three months, (4) the Insured provides Protective Life with satisfactory evidence of insurability, (5) the Owner repays or reinstates any Policy Debt which existed at the end of the grace period; and (6) the Policy has not been surrendered. The "Approval Date" of a reinstated Policy is the date that Protective Life approves the Owner's request for reinstatement and requirements 1-7 above have been met.


                          CALCULATION OF POLICY VALUES

VARIABLE ACCOUNT VALUE

    THE VARIABLE ACCOUNT VALUE REFLECTS THE INVESTMENT EXPERIENCE OF THE SUB-ACCOUNTS TO WHICH IT IS ALLOCATED, ANY PREMIUM PAYMENTS ALLOCATED TO THE SUB-ACCOUNTS, TRANSFERS IN OR OUT OF THE SUB-ACCOUNTS, OR ANY WITHDRAWALS OF VARIABLE ACCOUNT VALUE. THERE IS NO GUARANTEED MINIMUM VARIABLE ACCOUNT VALUE. A POLICY'S VARIABLE ACCOUNT VALUE THEREFORE DEPENDS UPON A NUMBER OF FACTORS. THE VARIABLE ACCOUNT VALUE FOR A POLICY AT ANY TIME IS THE SUM OF THE SUB-ACCOUNT VALUES FOR THE POLICY ON THE VALUATION DAY MOST RECENTLY COMPLETED.

    DETERMINATION OF UNITS. For each Sub-Account, the Net Premium Payment(s) or Policy Value transferred are converted into Units. The number of Units credited is determined by dividing the dollar amount directed to each Sub-Account by the value of the Unit for that Sub-Account for the Valuation Day on which the Net Premium Payment(s) or transferred amount is invested in the Sub-Account. Therefore, Net Premium Payments allocated to or amounts transferred to a Sub-Account under a Policy increase the number of Units of that Sub-Account credited to the Policy.

    DETERMINATION OF UNIT VALUE. The Unit value for each Sub-Account was arbitrarily initially set at $10, except the PIC Money Market Sub-Account, which was arbitrarily initially set at $1. Thereafter, the Unit value at the end of every Valuation Day is the Unit value at the end of the previous Valuation Day times the net investment factor, as described below. The Sub-Account Value for a Policy is determined on any day by multiplying the number of Units attributable to the Policy in that Sub-Account by the Unit value for that Sub-Account on that day.

    NET INVESTMENT FACTOR. The net investment factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of a Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2), where:

(1) is the result of:

        a. the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

        b. the per share amount of any dividend or capital gain distributions made by the Fund to the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

        c. a per share charge or credit for any taxes reserved for, which is determined by Protective Life to have resulted from the operations of the Sub-Account.

(2) is the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the last prior Valuation Period.

FIXED ACCOUNT VALUE

    The Fixed Account Value under a Policy at any time is equal to: (1) the Net Premium Payment(s) allocated to the Fixed Account, plus (2) amounts transferred to the Fixed Account, plus (3) interest credited to the Fixed Account, less (4) transfers from the Fixed Account (including any transfer fees deducted), less
(5) withdrawals from the Fixed Account (including any withdrawal charges deducted), less (6) surrender charges deducted in the event of a decrease in Face Amount, less (7) monthly deductions. See "The Fixed Account," for a discussion of how interest is credited to the Fixed Account.

                                POLICY BENEFITS

TRANSFERS OF POLICY VALUES

    GENERAL. Upon receipt of Written Notice at any time on or after the later of the following: (1) thirty days after the Policy Effective Date, or (2) six days after the expiration of the Cancellation Period, you may transfer the Fixed Account Value or any Policy Value in a Sub-Account to other Sub-Accounts or the Fixed Account, subject to certain restrictions. Transfers (including telephone transfers -- described below) are processed as of the date a request is received at the Home Office. Protective Life may, however defer transfers under the same conditions that payment of Death Benefit Proceeds, withdrawals and surrenders may be delayed. See "Suspension or Delay of Payments". The minimum amount that may be transferred is the lesser of $100 or the entire Policy Value in any Sub-Account or the Fixed Account from which the transfer is made. If, after the transfer, the Policy Value remaining in a Sub-Account(s) or the Fixed Account would be less than $100, Protective Life reserves the right to transfer the entire amount instead of the requested amount. The maximum amount which may be transferred from the Fixed Account in any Policy Year is the greater of (1) $2500, or (2) 25% of the Fixed Account Value. Protective Life reserves the right to limit transfers to 12 per Policy Year. For each additional transfer over 12 in any Policy Year, Protective Life reserves the right to charge a transfer fee. The transfer fee, if any, is deducted from the amount being transferred. See "Transfer Fee".

    TELEPHONE TRANSFERS. Transfers may be made upon instructions given by telephone, provided the appropriate election has been made on the application or written authorization is provided.

    Protective Life will send you a confirmation of all instructions communicated by telephone to determine if they are genuine. For telephone transfers We require a form of personal identification prior to acting on instructions received by telephone. We also make a tape-recording of the instructions given by telephone. If We follow these procedures We are not liable for any losses due to unauthorized or fraudulent instructions. Protective Life reserves the right to suspend telephone transfer privileges at any time for any class of Policies.

    RESERVATION OF RIGHTS. Protective Life reserves the right without prior notice to modify, restrict, suspend or eliminate the transfer privileges (including telephone transfers) at any time, for any class of Policies, for any reason. In particular, We reserve the right not to honor transfer requests by a third party holding a power of attorney from an Owner where that third party requests simultaneous transfers on behalf of the Owners of two or more Policies.


    DOLLAR-COST AVERAGING. If you elect at the time of application or at any time thereafter by Written Notice, you may systematically and automatically transfer, on a monthly or quarterly basis, specified dollar amounts from or to the Fixed Account or any of the Sub-Account(s). This is known as the dollar-cost averaging method of investment. By transferring on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in Sub-Account Unit Values. Protective Life, however, makes no guarantee that the dollar-cost averaging method will result in a profit or protect against loss.


    To elect dollar-cost averaging, Policy Value in the source Sub-Account or the Fixed Account Value must be at least $5,000 at the time of election. Automatic transfers for dollar-cost averaging are subject to all transfer restrictions other than the maximum transfer amount from the Fixed Account restriction. You may elect dollar cost averaging for periods of at least 12 months but no longer than 48 months. At least $100 must be transferred each month or $300 each quarter. Dollar-cost averaging transfers may commence on any day of the month that you request following six days after the end of the Cancellation Period, except the 29th, 30th, or 31st. If no day is selected, transfers will occur on the Monthly Anniversary Day.


    Once elected, Protective Life will continue to process dollar-cost averaging transfers until the earlier of the following: (1) the number of designated transfers has been completed, or (2) the Policy Value in the source Sub-Account or the Fixed Account is depleted, (3) the Owner, by Written Notice, instructs Protective Life to cease the automatic transfers, (4) a grace period begins under the Policy, or (5) the maximum amount of Policy Value has been transferred under a dollar-cost averaging election.

    Automatic transfers made to facilitate dollar-cost averaging will not count toward the 12 transfers permitted each Policy Year if Protective Life elects to limit the number of transfers or impose the transfer fee. Protective Life reserves the right to discontinue offering automatic dollar-cost averaging transfers upon 30 days' written notice to the Owner.

    PORTFOLIO REBALANCING. At the time of application or at any time thereafter by written notice to Protective Life, you may instruct Protective Life to automatically transfer, on a quarterly, semi-annual or annual basis, your Variable Account Value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account Value among such Sub-Accounts ("Portfolio Rebalancing"). Such percentage allocations must be in whole numbers and must allocate amounts only among the Sub-Accounts. No amounts will be transferred to the Fixed Account as part of Portfolio Rebalancing. A minimum Variable Account Value of $100 is required for Portfolio Rebalancing. Unless you instruct otherwise when electing rebalancing, the percentage allocation of your Variable Account Value for Portfolio Rebalancing will be based on your Purchase Payment allocation instructions in effect at the time of rebalancing. Any allocation instructions that you give us that differ from your then current Purchase Payment allocation instructions will be deemed to be a request to change your Purchase Payment allocation. Portfolio Rebalancing may commence on any day of the month that you request following six days after the end of the Cancellation Period except the 29th, 30th or 31st. If no day is selected, rebalancing will occur on each applicable monthly Anniversary Day.

    Once elected, Portfolio Rebalancing begins on the first quarterly, semi-annual or annual anniversary following election. You may change or terminate Portfolio Rebalancing by written instruction to Protective Life, or by telephone if you have previously authorized us to take telephone instructions. Portfolio Rebalancing transfers do not count as one of the 12 free transfers available during any Policy Year. Protective Life reserves the right to assess a processing fee for this service or to discontinue Portfolio Rebalancing upon 30 days written notice to the Owner.

POLICY VALUE CREDIT

    Subject to the conditions described below, on the tenth Policy Anniversary and on each Policy Anniversary thereafter, the Company will make a credit to the Policy's Policy Value. The amount of the credit depends on the unloaned Policy Value on the appropriate Policy Anniversary. On Policy Anniversaries as of which unloaned Policy Value is at least $50,000 but less than $500,000, the credit is equal to .5% of the unloaned Policy Value. On Policy Anniversaries as of which the unloaned Policy Value is equal to or greater than $500,000, the credit is equal to 1% of the unloaned Policy Value. No credit is made on Policy Anniversaries as of which unloaned Policy Value is less than $50,000 or on Policy Anniversaries one through nine. In addition, the Company will only make the credit on Policy Anniversaries as of which the current annual effective interest rate being credited to Fixed Account Value exceeds the initial annual effective interest rate shown in the Policy.

    When made, the Company will allocate credits to Policy Value among and between the various Sub-Accounts and the Fixed Account in accordance with the Owner's allocation instructions for Net Premiums. Credits to Policy Value are not subject to the premium expense charge or the surrender charge and are not treated as Net Premium for tax purposes.

SURRENDER PRIVILEGE


    At any time while the Policy is still in force and while the Insured is still living, You may surrender your Policy for its Surrender Value. Surrender Value is determined as of the end of the Valuation Period during which the Written Notice requesting the surrender is received, the Policy and any other required documents are received by Protective Life. A Surrender Charge may apply. See "Surrender Charges". The Surrender Value is paid in a lump sum unless the Owner requests payment under a payment option. See "Payment Options". Payment is generally made within seven calendar days. See "Suspension or Delay of Payments", and "Payments from the Fixed Account". A Policy terminates upon surrender if payments are taken in one lump sum and cannot later be reinstated.


WITHDRAWAL PRIVILEGE


    At any time after the first Policy Year, an Owner, by Written Notice, may make a withdrawal of Surrender Value in minimum amounts of $500. Protective Life will withdraw the amount requested, plus a withdrawal charge, from Policy Value as of the end of the Valuation Period during which the Written Request is received. See "Withdrawal Charge".


    The Owner may specify the amount of the withdrawal to be made from any Sub-Account or the Fixed Account. If the Owner does not so specify, or if the Sub-Account Value or Fixed Account Value is insufficient to carry out the request, the withdrawal from each Sub-Account and the Fixed Account is based on the proportion that such Sub-Account Value(s) and Fixed Account Value bears to the total unloaned Policy Value on the Valuation Day immediately prior to the Withdrawal. Payment is generally made within seven calendar days. See "Suspension or Delay of Payments", and "Payments from the Fixed Account".

    If Death Benefit Option 1 is in effect, Protective Life reserves the right to reduce the Face Amount by the withdrawn amount (exclusive of withdrawal charge). Protective Life may reject a Withdrawal request if the Withdrawal would reduce the Face Amount below the minimum amount for which the Policy would be issued under Protective Life's then-current rules, or if the Withdrawal would cause the Policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Protective Life. If the Face Amount at the time of the Withdrawal includes increases from the Initial Face Amount and the Withdrawal requires a decrease of Face Amount, the reduction is made first from the most recent increase, then from prior increases, if any, in reverse order of their being made and finally from the Initial Face Amount.

POLICY LOANS

    GENERAL. After the first Policy Anniversary and while the Insured is still living, an Owner may borrow $500 or more from Protective Life using the Policy as the security for the loan. Policy loans must be requested by Written Notice and the maximum amount that an Owner may borrow is an amount equal to 90% of the Policy's Surrender Value on the date that the loan request is received. Outstanding Policy loans therefore reduce the amount available for new Policy loans. Loan proceeds generally are mailed within seven calendar days of the loan being approved. See "Suspension or Delay of Payments", and "Payments from the Fixed Account".

    LOAN COLLATERAL. When a Policy loan is made, an amount equal to the loan is transferred out of the Sub-Accounts and the Fixed Account and into a Loan Account established for the Policy. Like the Fixed Account, a Policy's Loan Account is part of Protective Life's General Account and amounts therein earn interest as credited by Protective Life from time to time. Because Loan Account values are part of Policy Value, a loan will have no immediate effect on the Policy Value. In contrast, Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is reduced immediately by the amount transferred to the Loan Account. The Owner(s) can specify the Sub-Accounts and the Fixed Account from which collateral is transferred to the Loan Account. If no allocation is specified, collateral is transferred from each Sub-Account and from the Fixed Account in the same proportion that the value in each Sub-Account and the Fixed Account bears to the total unloaned Policy Value on the date that the loan is made.

    On each Policy Anniversary, an amount of Policy Value equal to any due and unpaid loan interest (explained below), is also transferred to the Loan Account. Such interest is transferred from each Sub-Account and the Fixed Account in the same proportion that each Sub-Account Value and the Fixed Account Value bears to the total unloaned Policy Value.

    LOAN REPAYMENT. You may repay all or part of your Policy Debt (the amount borrowed plus unpaid interest) at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to the Home Office and are credited as of the date received. The Owner may specify in writing that any Unscheduled Premium Payments made while a loan is outstanding be applied as loan repayments. (Loan repayments, unlike Unscheduled Premium Payments, are not subject to the premium expense charge.) When a loan repayment is made, Policy Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Sub-Accounts and the Fixed Account. Thus, a loan repayment will have no immediate effect on the Policy Value, but the Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is increased immediately by the amount transferred from the Loan Account. Unless specified otherwise by the Owner(s), amounts are transferred to the Sub-Accounts and the Fixed Account in the same proportion that Net Premiums are allocated.

    INTEREST. During the first ten Policy Years, Protective Life will charge interest daily on any outstanding loan at an effective annual rate of 6.0%. During Policy Years 11 and thereafter, Protective Life will charge interest daily on any outstanding loan at an effective annual rate of 4.5%. Interest is due and payable at the end of each Policy Year while a loan is outstanding. We will notify you of the amount due. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Policy Debt.

    The Loan Account is credited with interest at an effective annual rate of not less than 4%. Thus, the maximum net cost of a loan is 2.0% per year during Policy Years 1 through 10, and 0.5% thereafter (the difference between the rate of interest charged on Policy loans and the amount credited on the equivalent amount held in the Loan Account). Protective Life determines the rate of interest to be credited to the Loan Account in advance of each calendar year. The rate, once determined, is applied to the calendar year which follows the date of determination. On each Policy Anniversary, the interest earned on the Loan Account since the previous Policy Anniversary is transferred to the Sub-Accounts and to the Fixed Account. The interest is transferred and allocated to the Sub-Accounts and the Fixed Account in the same proportion that Net Premiums are allocated.

    NON-PAYMENT OF POLICY LOAN. If the Insured dies while a loan is outstanding, the Policy Debt is deducted from the Death Benefit in calculating the Death Benefit Proceeds.

    If the Loan Account Value exceeds the Cash Value (I.E., the Surrender Value becomes zero) on any Valuation Date, the Policy may be in default. If this occurs, you, and any assignee of record, will be sent notice of the default. You will have a 31-day grace period to submit a sufficient payment to avoid a lapse (I.E., termination) of the Policy. The notice will specify the amount that must be repaid to prevent lapse.

    EFFECT OF A POLICY LOAN. A loan, whether or not repaid, has a permanent effect on the Death Benefit and Policy values because the investment results of the Sub-Accounts and current interest rates credited on Fixed Account Value do not apply to Policy Value in the Loan Account. The larger the loan and longer the loan is outstanding, the greater will be the effect of Policy Value being held as collateral in the Loan Account. See "No Lapse Guarantee". Depending on the investment results of the Sub-Accounts or credited interest rates for the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans also may increase the potential for Lapse if investment results of the Sub-Accounts to which Surrender Value is allocated is unfavorable. If a Policy lapses with loans outstanding, certain amounts may be subject to income tax. In addition, if your Policy is a "modified endowment contract," loans may be currently taxable and subject to a 10% penalty tax. See "Tax Considerations," for a discussion of the tax treatment of Policy loans.

DEATH BENEFIT PROCEEDS

    As long as the Policy remains in force, Protective Life will pay the Death Benefit Proceeds upon receipt at the Home Office of satisfactory proof of the Insured's death. Protective Life may require return of the Policy. The Death Benefit Proceeds are paid to the primary Beneficiary or a contingent Beneficiary. The Owner may name one or more primary or contingent Beneficiaries and change such Beneficiaries, as provided for in the Policy. If no Beneficiary survives the Insured, the Death Benefit Proceeds are paid to the Owner or the Owner's estate. Death Benefit Proceeds are paid in a lump sum or under a Settlement Option (see "Settlement Options").

    CALCULATION OF DEATH BENEFIT PROCEEDS. The Death Benefit Proceeds are equal to the Death Benefit under the Death Benefit option selected calculated as of the date of the Insured's death, plus any supplemental and/or rider benefits, minus any Policy Debt on that date and, if the Insured died during a grace period, minus any past due Monthly Deductions. Under certain circumstances, the amount of the Death Benefit may be further adjusted. See "Limits on Rights to Contest the Policy" and "Misstatement of Age or Sex".

    If part or all of the Death Benefit is paid in one sum, Protective Life will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the Insured's death to the date of payment.

    DEATH BENEFIT OPTIONS. The Policy Owner may choose one of two Death Benefit Options for use in determining the Death Benefit. Under Death Benefit Option 1, the Death Benefit is the greater of: (1) the Face Amount under the Policy on the date of the Insured's death, or (2) a specified percentage of Policy Value on the date of the Insured's death. Under Death Benefit Option 2, the Death Benefit is the greater of: (1) the Face Amount under the Policy plus the Policy Value on the date of the Insured's death, or (2) the same specified percentage of the Policy Value on the date of the Insured's death.

    The specified percentage is 250% when the Insured has reached an "Attained Age" of 40 or less by date of death, and decreases each year thereafter to 100% when the Insured has reached an "Attained Age" of 95 at death. A table showing these percentages for Attained Ages 0 to 95 and examples of Death Benefit calculations for both Death Benefit Options are found in Appendix A.

    Under Death Benefit Option 1, the Death Benefit remains level at the Face Amount unless the Policy Value multiplied by the specified percentage exceeds that Face Amount, in which event the Death Benefit will vary as the Policy Value varies. Owners who are satisfied with the amount of their insurance coverage under the Policy and who prefer to have favorable investment performance and additional Premium Payments reflected in higher Policy Value, rather than increased Death Benefits, generally should select Option 1. Under Death Benefit Option 2, the Death Benefit always varies as the Policy Value varies (although it is never less than the Face Amount). Owners who prefer to have favorable investment performance and additional Premium Payments reflected in increased Death Benefits generally should select Option 2.

    CHANGING THE DEATH BENEFIT OPTION. On or after the first Policy Anniversary, you may change the Death Benefit option on your Policy subject to the following rules. After any change, the Face Amount must be at least $100,000. The effective date of the change will be the Monthly Anniversary Day that coincides with or next follows the day that Protective Life receives and accepts the request. Protective Life may require satisfactory evidence of insurability.

    When a change from Option 1 to Option 2 is made, the Face Amount after the change is effected will be equal to the Face Amount before the change less the Policy Value on the effective date of the change. When a change from Option 2 to Option 1 is made, the Face Amount after the change will be equal to the Face Amount before the change is effected plus the Policy Value on the effective date of the change.

    CHANGING THE FACE AMOUNT. On or after the first Policy Anniversary, you may request a change in the Face Amount. If a change in the Face Amount would result in total Premiums paid exceeding the premium limitations prescribed under current tax law to qualify your Policy as a life insurance contract, Protective Life will immediately return to you the amount of such excess above the premium limitations.

    Protective Life reserves the right to decline a requested decrease in the Face Amount if compliance with the guideline premium limitations under current tax law resulting from such a decrease would result in immediate termination of the Policy, or if to effect the requested decrease, payments to the Owner would have to be made from Policy Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Surrender Value under the Policy.

    Any increase in the Face Amount must be at least $10,000 and an application must be submitted. Protective Life reserves the right to require satisfactory evidence of insurability. In addition, the Insured's Attained Age must be less than the current maximum Issue Age for the Policies, as determined by Protective Life from time to time. A change in Planned Periodic Premium Payments may be advisable. See "Premium Payments Upon Increase in Face Amount". The increase in Face Amount will become effective on the date shown on the supplemental Policy Specifications Page which will be issued and attached to the Policy, and the Policy Value will be adjusted to the extent necessary to reflect a monthly deduction as of the effective date based on the increase in Face Amount. When the "No-Lapse" Guarantee is in effect, the Policy's Minimum Monthly Premium amount is also generally increased. See "No-Lapse Guarantee," and "Premium Payments Upon Increase in Face Amount".

    An increase in Face Amount may be cancelled by the Owner in accordance with the Policy's cancellation privilege provisions, which also apply to increases in Face Amount. In such case, the amount refunded will be calculated in accordance with such provisions described above, except that if no additional Premium Payments are required in connection with the Face Amount increase, then the amount refunded is limited to that portion of the first Monthly Deduction following the increase that is attributable to cost of insurance charges for the increase and the monthly administration fee for the increase. See "Cancellation Privilege".

    The Face Amount after any decrease must be at least $100,000. Protective Life reserves the right to prohibit any decrease in Face Amount (i) for three years following an increase in Face Amount; and (ii) for one Policy Year following the last decrease in Face Amount. If the Initial Face Amount of the Policy has been increased prior to the requested decrease, then the decrease will first be applied against any previous increases in Face Amount in the reverse order in which they occurred. The decrease will then be applied to the Initial Face Amount. A decrease in Face Amount will become effective on the Monthly Anniversary Day that coincides with or next follows receipt and acceptance of a request at the Home Office.

    Decreasing the Face Amount of the Policy may have the effect of decreasing monthly cost of insurance charges. However, if the Face Amount is decreased during the first nineteen Policy Years, a Surrender Charge will apply. See "Surrender Charge".

    ADDITIONAL COVERAGE FROM TERM RIDER FOR COVERED INSURED ("CIR"). An owner may also obtain additional insurance coverage by purchasing a CIR at the time the Policy is issued (or later, subject to availability and additional underwriting). A CIR increases the Death Benefit under the Policy by the face amount of the CIR. The face amount of the CIR does not vary with the investment experience of the Variable Account (see "Supplemental Benefits and/or Riders"). In addition, a CIR may be canceled separately from the Policy (I.E., it can be canceled without causing the Policy to be canceled or to Lapse). The cost of insurance charge for the CIR will be deducted from the Policy Value as part of the Monthly Deduction (see "Monthly Deduction -- Cost of Insurance Charge under a CIR"). No additional surrender or premium expense charge is assessed in connection with a CIR.

    Owners may increase or decrease the face amount of a CIR separately from the Face Amount of a Policy. Likewise, the Face Amount of a Policy may be increased or decreased without affecting the face amount of a CIR. Since no surrender charge is assessed in connection with a decrease of face amount under a CIR, such a decrease may be less expensive than a decrease in Face Amount of the Policy if the Face Amount decrease would be subject to a surrender charge. On the other hand, continuing coverage on such an increment of Face Amount may have a cost of insurance charge that is higher than the same increment of face amount under the CIR. Owners should consult their sales representative before deciding whether to decrease Face Amount or CIR face amount.

    Owners should consult their sales representative when deciding whether to purchase a CIR.

SETTLEMENT OPTIONS


    The Policy offers a variety of ways of receiving proceeds payable under the Policy, such as on surrender or death, other than in a lump sum. These alternative Settlement Options are summarized below. Any sales representative authorized to sell this Policy can further explain these Settlement Options upon request. All of these Settlement Options are forms of fixed-benefit annuities (except Option 3) which do not vary with the investment performance of a separate account. Under each Settlement Option (other than Option 3), no surrender or Withdrawal may be made once payments have begun.


    The following Settlement Options may be elected.

    OPTION 1 -- PAYMENT FOR A FIXED PERIOD. Equal monthly payments will be made for any period of up to 30 years. The amount of each payment depends on the total amount applied, the period selected and the monthly payment rates Protective Life is using when the first payment is due.

    OPTION 2 -- LIFE INCOME WITH PAYMENTS FOR A GUARANTEED PERIOD. Equal monthly payments are based on the life of the named annuitant. Payments will continue for the lifetime of the annuitant with payments guaranteed for 10 or 20 years. Payments stop at the end of the selected guaranteed period or when the named person dies, whichever is later.

    OPTION 3 -- INTEREST INCOME. Protective Life will hold any amount applied under this Option. Interest on the unpaid balance will be paid each month at a rate determined by Protective Life. This rate will not be less than the equivalent of 3% per year.

    OPTION 4 -- PAYMENTS FOR A FIXED AMOUNT. Equal monthly payments will be made of an agreed fixed amount. The amount of each payment may not be less than $10 for each $1,000 applied. Interest will be credited each month on the unpaid balance and added to it. This interest will be at a rate set by us, but not less than an effective rate of 3% per year. Payments continue until the amount Protective Life holds runs out. The last payment will be for the balance only.

    MINIMUM AMOUNTS. Protective Life reserves the right to pay the total amount of the Policy in one lump sum, if less than $5,000. If monthly payments are less than $50, payments may be made quarterly, semi-annually, or annually at Protective Life's option.

    OTHER REQUIREMENTS. Settlement Options must be elected by Written Notice. The Owner may elect Settlement Options during the Insured's lifetime; Beneficiaries may elect Settlement Options thereafter if Death Benefit Proceeds are payable in a lump sum. The effective date of an Option applied to Death

Benefit Proceeds is the date of the Insured's death. The effective date of an Option applied to Surrender Value is the date as of which the Withdrawal or surrender is executed.

    If Protective Life has available at the time a Settlement Option is elected Options or rates on a more favorable basis than those guaranteed, the higher benefits will apply.

                               THE FIXED ACCOUNT

    BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR HAS THE FIXED ACCOUNT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OF THESE ACTS AND, AS A RESULT, THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT. THE DISCLOSURE REGARDING THE FIXED ACCOUNT MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

THE FIXED ACCOUNT

    The Fixed Account consists of assets owned by Protective Life with respect to the Policies, other than those in the Variable Account. It is part of Protective Life's general account assets. Protective Life's general account assets are used to support its insurance and annuity obligations other than those funded by separate accounts, and are subject to the claims of Protective Life's general creditors. Subject to applicable law, Protective Life has sole discretion over the investment of the assets of the Fixed Account. The Loan Account is part of the Fixed Account. Guarantees of Net Premiums allocated to the Fixed Account, and interest credited thereto, are backed by Protective Life. The Fixed Account Value is calculated daily. See "Fixed Account Value".

INTEREST CREDITED ON FIXED ACCOUNT VALUE

    Protective Life guarantees that the interest credited during the first Policy Year to the initial Net Premiums allocated to the Fixed Account will not be less than the initial annual effective interest rate shown in the Policy. The interest rate credited to subsequent Net Premiums allocated to or amounts transferred to the Fixed Account will be the annual effective interest rate in effect on the date that the Net Premium(s) is received by Protective Life or the date that the transfer is made. The interest rate is guaranteed to apply to such amounts for a twelve month period which begins on the date that the Net Premium(s) is allocated or the date that the transfer is made.

    After an interest rate guarantee expires as to a Net Premium or amount transferred, (I.E., 12 months after the Premium Payment(s) or transfer is placed in the Fixed Account) we will credit interest on the Fixed Account Value attributable to such Net Premium or transferred amount at the current interest rate in effect. New current interest rates are effective for such Fixed Account Value for 12 months from the time that they are first applied. Protective Life, in Our sole discretion, may declare a new current interest rate from time to time. The initial annual effective interest rate and the current interest rates that Protective Life will credit are annual effective interest rates of not less than 4.00%. For purposes of crediting interest, amounts deducted, transferred or withdrawn from the Fixed Account are accounted for on a "first-in-first-out"
(FIFO) basis.

PAYMENTS FROM THE FIXED ACCOUNT

    Payments from the Fixed Account for a Withdrawal, surrender or loan request may be deferred for up to six months from the date Protective Life receives the written request. If a payment from the Fixed Account is deferred for 30 days or more, it will bear interest at a rate of 4% per year (or an alternative rate if required by applicable state insurance law), compounded annually while payment is deferred.

                             CHARGES AND DEDUCTIONS

PREMIUM EXPENSE CHARGE

    Premium Expense Charge compensates Protective Life for certain sales and tax expenses associated with the Policies and the Variable Account. The premium expense charge is currently equal to 5% of each Premium Payment.

MONTHLY DEDUCTION

    On the Issue Date, Protective Life will deduct the Monthly Deduction from the Policy Value. Subsequent Monthly Deductions will be made on each Monthly Anniversary Day thereafter. The Monthly Deduction consists of (1) cost of insurance charges ("cost of insurance charge"), (2) administration charges (the "monthly administration fee"), (3) mortality and expense risk charge (the "Mortality and Expense Risk Charge") and (4) any charges for supplemental benefits and/or riders ("supplemental charges"), as described below. The Monthly Deduction is deducted from the Sub-Accounts and the Fixed Account pro-rata on the basis of the relative Policy Value in each.

    COST OF INSURANCE CHARGE. This charge compensates Protective Life for the expense of underwriting the Death Benefit. The charge depends on a number of variables and therefore will vary from Policy to Policy and from Monthly Anniversary Day to Monthly Anniversary Day. For any Policy, the cost of insurance on a Monthly Anniversary Day is calculated by multiplying the current cost of insurance rate for the Insured by the Net Amount at Risk under the Policy for that Monthly Anniversary Day.

    The cost of insurance rate for a Policy is based on and varies with the Issue Age, duration, sex and rate class of the Insured and on the number of years that a Policy has been in force. Protective Life currently places Insureds in the following rate classes, based on underwriting: Preferred (ages 18-75) or Nonsmoker (ages 0-75), or Tobacco (ages 15-75) or Smoker (ages 15-75), and substandard rate classes, which involve a higher mortality risk than the Smoker, Tobacco or Nonsmoker classes.

    Protective Life will determine a cost of insurance rate for increments of Face Amount above the Initial Face Amount based on the Issue Age, duration, sex and rate class of the Insured at the time of the request for an increase. The following rules will apply for purposes of determining the Net Amount at Risk for each rate.

    Protective Life places the Insured in a rate class when the Policy is issued, based on Protective Life's underwriting of the application. This original rate class applies to the Initial Face Amount. When an increase in Face Amount is requested, Protective Life conducts underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower cost of insurance rates than the original rate class, the rate class for the increase also will be applied to the Initial Face Amount. If the rate class for the increase has a higher cost of insurance rate than the original rate class, the rate class for the increase will apply only to the increase in Face Amount, and the original rate class will continue to apply to the Initial Face Amount.

    Protective Life does not conduct underwriting for an increase in Face Amount if the increase is requested as part of a conversion from a term or a graded premium whole life contract or on exercise of a guaranteed option to increase the Face Amount without underwriting. See "Supplemental Benefits and/or Riders".

In the case of a term conversion, the rate class that applies to the increase is the same rate class that applied to the term contract. In the case of a guaranteed option, the Insured's rate class for an increase will be the class in effect when the guaranteed option rider was issued.

    Where, as in Death Benefit Option 1, the Net Amount at Risk is equal to the Death Benefit less Policy Value, the entire Policy Value is applied first to offset the Death Benefit derived from the Initial Face Amount. Only if the Policy Value exceeds the Initial Face Amount is the excess applied to offset the portion of the Death Benefit derived from increases in Face Amount in the order of the increases. If there is the decrease in Face Amount after an increase, the decrease is applied first to decrease any prior increases in Face Amount, starting with the most recent increase and then each prior increase.

    Protective Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policies. The guaranteed rates for standard classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additions to the 1980 CSO Tables.

    Protective Life's current cost of insurance rates may be less than the guaranteed rates that are set forth in the Policy. Current cost of insurance rates will be determined based on Protective Life's expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience.

    Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker standard class are lower than guaranteed rates for an Insured of the same age and sex in a smoker standard class. Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker or smoker standard class are generally lower than guaranteed rates for an Insured of the same age and sex and smoking status in a substandard class.

    COST OF INSURANCE CHARGE UNDER A CIR. The cost of insurance charge is determined in a similar manner for the face amount under a CIR and for any increase in the face amount under a CIR. Generally, both the current and the guaranteed cost of insurance rates under a CIR are substantially the same as the current and guaranteed cost of insurance rates on the Face Amount of the Policy.

    LEGAL CONSIDERATIONS RELATING TO SEX -- DISTINCT PREMIUM PAYMENTS AND BENEFITS. Mortality tables for the Policies generally distinguish between males and females. Thus, Premium Payments and benefits under Policies covering males and females of the same age will generally differ.

    Protective Life does, however, also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult with their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, Protective Life may offer Policies with unisex mortality tables to such prospective purchasers.

    MONTHLY ADMINISTRATION FEE. This charge compensates Protective Life for administration expenses associated with the Policies and the Variable Account. These expenses relate to Premium Payment billing and collection, recordkeeping, processing death benefit claims, Policy loans, Policy changes, reporting and overhead costs, processing applications and establishing Policy records. The monthly administration fee is a flat charge of $8 per month. In addition, for the first twelve months following the effective date of an increase in Face Amount, the monthly administration fee will also include an administration charge for the increase, based on the amount of the increase. The monthly administration charge for an increase is equal to a fee per $1,000 of increase in face amount, which varies depending on Issue Age, sex, and rate classification of the Insured and is set forth in your Policy. Representative administration charges per $1,000 of increase for an Insured male non-smoker at each specified Issue Age are set forth below:

                 ADMINISTRATIVE CHARGE
  ISSUE AGE       PER $1,000 INCREASE
--------------  -----------------------
        35             $    0.71
        40                  0.81
        45                  0.95
        50                  1.13
        55                  1.37
        60                  1.71
        65                  1.73
        70                  1.72
        75+                 1.71

    SUPPLEMENTAL BENEFIT AND/OR RIDER CHARGES. See "Supplemental Benefits and/or Riders".

    MORTALITY AND EXPENSE RISK CHARGE. This charge compensates Protective Life for the mortality risk it assumes which is that the Insureds on the Policies may die sooner than anticipated and therefore Protective Life will pay an aggregate amount of death benefits greater than anticipated. The expense risk Protective Life assumes is that expenses incurred in issuing and administering the Policies and the Variable Account will exceed the amounts realized from the administrative charges assessed against the Policies.

    Protective Life deducts a monthly charge from assets in the Sub-Accounts attributable to the Policies. This charge does not apply to Fixed Account assets attributable to the Policies. The maximum monthly Mortality and Expense Risk Charge to be deducted is equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount. Protective Life reserves the right to charge less than the maximum charge. In Policy Years 11 and thereafter, there is currently no Monthly Mortality and Expense Risk Charge.

TRANSFER FEE

    Protective Life reserves the right to impose a $25 transfer fee on any transfer of Policy Value between or among the Sub-Accounts or the Fixed Account in excess of the 12 free transfers permitted each Policy Year. If the fee is imposed, it will be deducted from the amount requested to be transferred. If an amount is being transferred from more than one Sub-Account or the Fixed Account, the transfer fee will be deducted proportionately from the amount being transferred from each. This fee, if imposed, will reimburse Protective Life for administrative expenses incurred in effecting transfers.

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

    If the Policy is surrendered, or if the Initial Face Amount is reduced, through the first nineteen Policy Years, a Surrender Charge will be deducted from the Policy Value for the Initial Face Amount (or the reduction thereof). The Surrender Charge, which is a contingent deferred sales charge, will be deducted before any Surrender Value is paid.

    The Surrender Charge varies depending on Issue Age, sex and rate classification of the Insured and is set forth in your Policy. Representative Surrender Charges per $1,000 of Initial Face Amount for the first Policy Year for an Insured male non-smoker at each specified Issue Age are set forth below. The Surrender

Charge decreases over the nineteen-year period. For a decrease in the Initial Face Amount, the charge shown is per $1,000 of decrease.

                 SURRENDER CHARGE (FIRST
                          YEAR)
                      PER $1,000 OF
  ISSUE AGE        INITIAL FACE AMOUNT
-------------  ---------------------------
         30             $   18.50
         35                 20.50
         40                 23.00
         45                 26.25
         50                 30.50
         55                 36.25
         60                 44.00
         65                 54.50
         70                 57.75
         75                 57.25

    After the 19th Policy Year, there is no Surrender Charge for the Initial Face Amount.

    In the event of a decrease in the Initial Face Amount, the pro-rated Surrender Charge will be allocated to each Sub-Account and to the Fixed Account based on the proportion of Policy Value in each Sub-Account and in the Fixed Account. A Surrender Charge imposed in connection with a reduction in the Initial Face Amount reduces the remaining Surrender Charge that may be imposed in connection with a surrender of the Policy.

    The purpose of the Surrender Charge is to reimburse Protective Life for some of the expenses incurred in the distribution of the Policies. Protective Life also deducts a premium expense charge from each Premium Payment. See "Premium Expense Charge".

WITHDRAWAL CHARGE

    Protective Life will deduct an administrative charge upon a Withdrawal. This charge is the lesser of 2% of the amount withdrawn or $25. This charge will be deducted from the Policy Value in addition to the amount requested to be withdrawn and will be considered to be part of the withdrawn amount. See "Withdrawal Privilege" for rules for allocating the deduction.

FUND EXPENSES

    The value of the net assets of each Sub-Account reflects the investment advisory fees and other expenses incurred by the corresponding Fund in which the Sub-Account invests. See the prospectus for the Funds.

EXCHANGE PRIVILEGE

    The Company is offering, where allowed by law, to owners of certain existing life policies (the "Existing Life Policy" and/or "Existing Life Policies") issued by it the opportunity to exchange such a life policy for this Policy. The Company reserves the right to modify, amend, terminate or suspend the Exchange Privilege at any time or from time to time. Owners of Existing Life Policies may, exchange their Existing Life Policies for this Policy. Owners of Existing Life Policies may also make a partial or full surrender from their Existing Life Policies and use the proceeds to purchase this Policy. All charges and deductions described in this prospectus are equally applicable to Policies purchased in an exchange. All charges and deductions may not be assessed under an Existing Life Policy in connection with an exchange, surrender, or partial surrender of an Existing Life Policy.

    The Policy differs from the Existing Life Policies in many significant respects. Most importantly, the Policy Value under this Policy may consist, entirely or in part, of Variable Account Value which fluctuates in response to the net investment return of the Variable Account. In contrast, the policy values under the Existing Life Policies always reflect interest credited by the Company. While a minimum rate of interest (typically 4 or 4 1/2 percent) is guaranteed, the Company in the past has credited interest at higher rates. Accordingly, policy values under the Existing Life Policies reflect changing current interest rates and do not vary with the investment performance of a Variable Account.

    Other significant differences between the Policy and the Existing Life Policies include: (1) additional charges applicable under the Policy not found in the Existing Life Policies; (2) different surrender charges; (3) different death benefits; and (4) differences in federal and state laws and regulations applicable to each of the types of policies.

    A table which generally summarizes the different charges under the respective policies is as follows. For more complete details owners of Existing Life Policies should refer to their policy forms for a complete description.

                               EXISTING LIFE POLICY                     POLICY

Sales Charges/Premium    Ranges from 0% to 12% of premium  5% of each Premium Payment in
 Expense Charge          payments in all policy years.      all Policy Years
                         The premium expense charge can
                         vary by age.

Administrative Fees      Ranges from $4 to $5 monthly.     $8 per month in all Policy Years

Mortality and Expense    None                              A monthly charge equal to .075%
 Charges                                                    multiplied by the Variable
                                                            Account Value, which is
                                                            equivalent to annual rate of
                                                            .90% of such amount during
                                                            Policy Years 1-10; there is
                                                            currently no charge in Policy
                                                            Years 11 and thereafter.

Withdrawal Charges       $25                               The lesser of $25 or 2% of the
                                                            withdrawal amount requested.

Monthly Deductions       A monthly deduction consisting    A monthly deduction consisting
                          of: (1) cost of insurance         of: (1) cost of insurance
                          charges (2) administrative fees   charges (2) administrative fees
                          (see above) (3) any charges for   (see above) (3) monthly
                          supplemental benefits and/or      mortality and expense charges
                          riders. (applies to Existing      (see above) and (4) any charges
                          Life Policies which are           for supplemental benefits
                          universal life plans)             and/or riders.

Surrender Charges        Surrender charges vary by policy  A declining deferred sales
                          type and are incurred during a    charge per $1,000 of Premium
                          surrender charge period which     Payments made in the first
                          ranges from 0 years up to 19      Policy Year is assessed on
                          years.                            surrender charges during the
                                                            first 19 Policy Years.

Guaranteed Interest      Ranges from 4% to 5%.             Only Fixed Account : 4%.
 Rate

EFFECT OF THE EXCHANGE OFFER

    1. This Policy will be issued to Existing Life Policy Owners. Evidence of insurability may be required.

    2. If an Existing Life Policy owner is within current issue age limits, the Owner may carry over existing Riders and/or Supplement Benefits if available with the Policy. Evidence of insurability may be required. An increase or addition of Riders &/or Supplemental Benefits will require full evidence of insurability.

    3. The Contestable and Suicide provisions in the Policy will begin again as of the effective date of the exchange, if evidence of insurability is required. If evidence of insurability is not required on the exchange, the Contestable and Suicide provisions will not begin again.

    TAX CONSIDERATIONS. Owners of Existing Life Policies should carefully consider whether it will be advantageous to replace an Existing Life Policy with a Policy. IT MAY NOT BE ADVANTAGEOUS TO EXCHANGE AN EXISTING LIFE POLICY FOR A POLICY (OR TO SURRENDER IN FULL OR IN PART AN EXISTING LIFE POLICY AND USE THE SURRENDER OR PARTIAL SURRENDER PROCEEDS TO PURCHASE A POLICY.)


    The Company believes that an exchange of an Existing Life Policy for a Policy generally should be treated as a nontaxable exchange within the meaning of Section 1035 of the Code. A Policy purchased in exchange will generally be treated as a newly issued contract as of the effective date of the Policy. This could have various tax consequences. (See "Tax Considerations".)


    IF YOU SURRENDER YOUR EXISTING LIFE POLICY IN WHOLE OR IN PART AND AFTER RECEIPT OF THE PROCEEDS YOU USE THE SURRENDER PROCEEDS OR PARTIAL SURRENDER PROCEEDS TO PURCHASE A POLICY IT WILL NOT BE TREATED AS A NON-TAXABLE EXCHANGE. THE SURRENDER PROCEEDS WILL GENERALLY BE INCLUDIBLE IN INCOME.

    Owners of Existing Life Policies should consult their tax advisers before exchanging an Existing Life Policy for this Policy, or before surrendering in whole or in part their Existing Life Policy and using the proceeds to purchase this Policy.

    SALES COMMISSIONS. Sales representatives offering the Policies to Existing Life Policies Owners will receive a sales commission. In most cases, this sales commission will be somewhat less than that paid in connection with sales of the Policies to other purchasers. A standard sales commission will be paid. (See "Sale of Policies")

               ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES,
                DEATH BENEFITS AND ACCUMULATED PREMIUM PAYMENTS

    The following tables have been prepared to illustrate hypothetically how certain values under a Policy change with investment performance over an extended period of time. The tables illustrate how Policy Values, Surrender Values and Death Benefits under a Policy covering an Insured of a given age on the Issue Date, would vary over time if planned premium payments were paid annually and the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show Planned Periodic Premiums accumulated at 5% interest compounded annually. THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by an Owner and prevailing rates. These illustrations assume that Net Premiums are allocated equally among the Sub-Accounts available under the Policy, and that no amounts are allocated to the Fixed Account.

    The illustrations reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross after tax return of the selected Funds. The tables assume an average annual expense ratio of 0.88% of the average daily net assets of the Funds available under the Policies. This average annual expense ratio is based on the expense ratios of each of the Funds for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Fund. For information on Fund expenses, see the prospectus for each of the Funds accompanying this prospectus.

    In addition, the illustrations reflect the monthly charge to the Variable Account for assuming mortality and expense risks, which is equal to .075% multiplied by the Variable Account Value, which is equivalent to a effective annual charge of 0.90% of such amount during Policies Years 1-10 (currently there is no mortality and expense risk charge in Policy Years 11 and thereafter). After deduction of Fund expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates for Policy Years 1-10 of -1.78%, 4.22% and 10.22%, respectively and for Policy Years 11 and thereafter -0.88%, 5.12% and 11.12%, respectively.

    The illustrations also reflect the deduction of the Premium Expense Charge, the Monthly Expense Charge and the monthly cost of insurance charge for the hypothetical Insured. The Surrender Charge is reflected in the column "Surrender Value". Protective Life's current cost of insurance charges, and the guaranteed maximum cost of insurance charges that Protective Life has the contractual right to charge, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account and assume no Policy Debt or charges for supplemental and/or rider benefits.

    The illustrations are based on Protective Life's sex distinct rates for nonsmokers. Upon request, Owner(s) will be furnished with a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return in addition to those illustrated in the following tables.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
MALE ISSUE AGE: 45NON-SMOKER

                         $1,800 ANNUAL PLANNED PREMIUM
                              $100,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 1
                     USING CURRENT COST OF INSURANCE RATES

                PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                12% HYPOTHETICAL
              ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS
     END OF       AT        ---------------------------  ----------------------------  -------------------------------
     POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH    POLICY    SURRENDER    DEATH
AGE   YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE      VALUE     BENEFIT
---  ------   -----------   ------  ---------   -------  -------  ---------   -------  ---------  ---------  ---------
46      1         1,890     1,261         0     100,000    1,349         0    100,000      1,437         0     100,000
47      2         3,875     2,478         0     100,000    2,733         0    100,000      2,999         0     100,000
48      3         5,958     3,651       601     100,000    4,152     1,102    100,000      4,697     1,647     100,000
49      4         8,146     4,779     1,779     100,000    5,607     2,607    100,000      6,542     3,542     100,000
50      5        10,443     5,859     2,909     100,000    7,095     4,145    100,000      8,550     5,600     100,000
51      6        10,966     6,890     3,990     100,000    8,618     5,718    100,000     10,735     7,835     100,000
52      7        13,404     7,868     5,043     100,000   10,171     7,346    100,000     13,113    10,288     100,000
53      8        15,964     8,787     6,012     100,000   11,752     8,977    100,000     15,700    12,925     100,000
54      9        18,652     9,645     6,920     100,000   13,359    10,634    100,000     18,517    15,792     100,000
55     10        21,475     10,787    8,137     100,000   15,331    12,681    100,000     21,915    19,265     100,000
56     11        24,439     11,986    9,386     100,000   17,518    14,918    100,000     25,872    23,272     100,000
57     12        25,661     13,130   10,605     100,000   19,778    17,253    100,000     30,241    27,716     100,000
58     13        28,834     14,201   11,751     100,000   22,100    19,650    100,000     35,060    32,610     100,000
59     14        32,165     15,203   12,803     100,000   24,491    22,091    100,000     40,390    37,990     100,000
60     15        35,664     16,124   13,799     100,000   26,950    24,625    100,000     46,292    43,967     100,000
61     16        39,337     16,934   15,074     100,000   29,455    27,595    100,000     53,087    51,227     100,000
62     17        43,194     17,666   16,271     100,000   32,041    30,646    100,000     60,692    59,297     100,000
63     18        45,353     18,311   17,381     100,000   34,712    33,782    100,000     69,222    68,292     100,000
64     19        49,511     18,863   18,398     100,000   37,472    37,007    100,000     78,811    78,346     100,000
65     20        53,876     19,314   19,314     100,000   40,326    40,326    100,000     89,574    89,574     107,489
66     21        58,460     19,836   19,836     100,000   43,415    43,415    100,000    101,606   101,606     120,911
67     22        63,273     20,256   20,256     100,000   46,627    46,627    100,000    114,997   114,997     135,696
68     23        68,327     20,562   20,562     100,000   49,969    49,969    100,000    129,897   129,897     151,979
69     24        71,743     20,741   20,741     100,000   53,721    53,721    100,000    146,474   146,474     169,910
70     25        77,220     20,780   20,780     100,000   57,666    57,666    100,000    164,916   164,916     189,653
71     26        82,972     20,661   20,661     100,000   61,825    61,825    100,000    185,429   185,429     209,534
72     27        89,010     20,368   20,368     100,000   66,227    66,227    100,000    208,292   208,292     231,204
73     28        95,351     19,884   19,884     100,000   70,905    70,905    100,000    233,794   233,794     254,835
74     29       102,008     19,208   19,208     100,000   75,907    75,907    100,000    262,270   262,270     280,629
75     30       108,999     18,290   18,290     100,000   81,272    81,272    100,000    294,093   294,093     308,798
76     31       116,338     17,094   17,094     100,000   87,059    87,059    100,000    329,700   329,700     346,185
77     32       124,045     15,574   15,574     100,000   93,343    93,343    100,000    369,334   369,334     387,801
78     33       132,138     13,712   13,712     100,000  100,121   100,121    105,127    413,444   413,444     434,116
79     34       140,635     11,413   11,413     100,000  107,245   107,245    112,607    462,506   462,506     485,631
80     35       149,556     8,652     8,652     100,000  114,730   114,730    120,467    519,639   519,639     545,621
81     36       158,924     5,300     5,300     100,000  122,588   122,588    128,717    583,456   583,456     612,629
82     37       168,760     1,251     1,251     100,000  130,830   130,830    137,371    654,706   654,706     687,441
83     38       179,088         *         *          *   139,475   139,475    146,449    734,241   734,241     770,953
84     39       189,933         *         *          *   148,532   148,532    155,958    822,957   822,957     864,105
85     40       201,319         *         *          *   158,017   158,017    165,918    921,886   921,886     967,980
86     41       213,275         *         *          *   167,934   167,934    176,331  1,032,092  1,032,092  1,083,697
87     42       225,829         *         *          *   178,298   178,298    187,213  1,154,803  1,154,803  1,212,543
88     43       237,121         *         *          *   189,115   189,115    198,571  1,291,339  1,291,339  1,355,906
89     44       248,977         *         *          *   200,394   200,394    210,413  1,443,142  1,443,142  1,515,300
90     45       261,425         *         *          *   212,141   212,141    222,748  1,611,797  1,611,797  1,692,387
91     46       274,497         *         *          *   224,364   224,364    233,339  1,799,045  1,799,045  1,871,007
92     47       288,221         *         *          *   237,408   237,408    244,530  2,009,648  2,009,648  2,069,938
93     48       302,633         *         *          *   251,386   251,386    256,413  2,247,146  2,247,146  2,292,089
94     49       317,764         *         *          *   266,430   266,430    269,094  2,515,737  2,515,737  2,540,894
95     50       333,652         *         *          *   282,695   282,695    282,695  2,820,429  2,820,429  2,820,429
96     51       350,335         *         *          *   300,362   300,362    300,362  3,167,218  3,167,218  3,167,218
97     52       367,852         *         *          *   319,027   319,027    319,027  3,556,423  3,556,423  3,556,423
98     53       386,244         *         *          *   338,745   338,745    338,745  3,993,233  3,993,233  3,993,233
99     54       405,557         *         *          *   359,577   359,577    359,577  4,483,470  4,483,470  4,483,470
100    55       425,834         *         *          *   381,584   381,584    381,584  5,033,668  5,033,668  5,033,668

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional Premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Current values reflect applicable Premium Expense Charge, current cost of insurance rates, a monthly administrative charge of $8.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during Policy Years 1-10; and no monthly mortality and expense risk charge in Policy Years 11 and thereafter.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the Planned Premium Payment is made at the beginning of each Policy Year. Values would be different if the Premiums are paid with a different frequency or in different amounts.
    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
MALE ISSUE AGE: 45                                                    NON-SMOKER

                         $1,800 ANNUAL PLANNED PREMIUM
                              $100,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 1
                    USING GUARANTEED COST OF INSURANCE RATES

                PREMIUM          0% HYPOTHETICAL              6% HYPOTHETICAL                 12% HYPOTHETICAL
              ACCUMULATED    GROSS INVESTMENT RETURNS    GROSS INVESTMENT RETURNS         GROSS INVESTMENT RETURNS
      END OF       AT       --------------------------  ---------------------------  ----------------------------------
      POLICY  5% INTEREST   POLICY  SURRENDER   DEATH   POLICY   SURRENDER   DEATH      POLICY     SURRENDER    DEATH
AGE    YEAR     PER YEAR    VALUE     VALUE    BENEFIT   VALUE     VALUE    BENEFIT     VALUE        VALUE     BENEFIT
----  ------  ------------  ------  ---------  -------  -------  ---------  -------  ------------  ---------  ---------
 46      1        1,890     1,261         0    100,000    1,349         0   100,000         1,438         0     100,000
 47      2        3,875     2,478         0    100,000    2,733         0   100,000         2,999         0     100,000
 48      3        5,958     3,651       601    100,000    4,152     1,102   100,000         4,696     1,646     100,000
 49      4        8,146     4,778     1,778    100,000    5,606     2,606   100,000         6,541     3,541     100,000
 50      5       10,443     5,857     2,907    100,000    7,094     4,144   100,000         8,548     5,598     100,000
 51      6       10,966     6,888     3,988    100,000    8,616     5,716   100,000        10,733     7,833     100,000
 52      7       13,404     7,866     5,041    100,000   10,170     7,345   100,000        13,111    10,286     100,000
 53      8       15,964     8,786     6,011    100,000   11,751     8,976   100,000        15,698    12,923     100,000
 54      9       18,652     9,644     6,919    100,000   13,357    10,632   100,000        18,514    15,789     100,000
 55     10       21,475     10,434    7,784    100,000   14,984    12,334   100,000        21,581    18,931     100,000
 56     11       24,439     11,152    8,552    100,000   16,628    14,028   100,000        24,923    22,323     100,000
 57     12       25,661     11,792    9,267    100,000   18,287    15,762   100,000        28,570    26,045     100,000
 58     13       28,834     12,352    9,902    100,000   19,960    17,510   100,000        32,560    30,110     100,000
 59     14       32,165     12,827   10,427    100,000   21,645    19,245   100,000        36,931    34,531     100,000
 60     15       35,664     13,209   10,884    100,000   23,335    21,010   100,000        41,730    39,405     100,000
 61     16       39,337     13,489   11,629    100,000   25,027    23,167   100,000        47,007    45,147     100,000
 62     17       43,194     13,657   12,262    100,000   26,714    25,319   100,000        52,824    51,429     100,000
 63     18       45,353     13,698   12,768    100,000   28,388    27,458   100,000        59,253    58,323     100,000
 64     19       49,511     13,595   13,130    100,000   30,037    29,572   100,000        66,377    65,912     100,000
 65     20       53,876     13,329   13,329    100,000   31,650    31,650   100,000        74,299    74,299     100,000
 66     21       58,460     12,882   12,882    100,000   33,217    33,217   100,000        83,145    83,145     100,000
 67     22       63,273     12,236   12,236    100,000   34,733    34,733   100,000        92,930    92,930     109,658
 68     23       68,327     11,372   11,372    100,000   36,188    36,188   100,000       103,637   103,637     121,255
 69     24       71,743     10,267   10,267    100,000   37,573    37,573   100,000       115,350   115,350     133,806
 70     25       77,220     8,892     8,892    100,000   38,875    38,875   100,000       128,165   128,165     147,389
 71     26       82,972     7,199     7,199    100,000   40,075    40,075   100,000       142,181   142,181     160,664
 72     27       89,010     5,077     5,077    100,000   41,108    41,108   100,000       157,557   157,557     174,888
 73     28       95,351     2,558     2,558    100,000   42,008    42,008   100,000       174,470   174,470     190,173
 74     29      102,008         *         *         *    42,697    42,697   100,000       193,088   193,088     206,604
 75     30      108,999         *         *         *    43,127    43,127   100,000       213,623   213,623     224,304
 76     31      116,338         *         *         *    43,253    43,253   100,000       236,335   236,335     248,151
 77     32      124,045         *         *         *    43,023    43,023   100,000       261,189   261,189     274,249
 78     33      132,138         *         *         *    42,375    42,375   100,000       288,375   288,375     302,794
 79     34      140,635         *         *         *    41,233    41,233   100,000       318,097   318,097     334,001
 80     35      149,556         *         *         *    39,492    39,492   100,000       350,569   350,569     368,098
 81     36      158,924         *         *         *    36,996    36,996   100,000       386,021   386,021     405,322
 82     37      168,760         *         *         *    33,531    33,531   100,000       424,687   424,687     445,921
 83     38      179,088         *         *         *    28,796    28,796   100,000       466,811   466,811     490,152
 84     39      189,933         *         *         *    22,370    22,370   100,000       512,644   512,644     538,276
 85     40      201,319         *         *         *    13,694    13,694   100,000       562,450   562,450     590,572
 86     41      213,275         *         *         *     2,013     2,013   100,000       616,509   616,509     647,335
 87     42      225,829         *         *         *         *         *        *        675,124   675,124     708,881
 88     43      237,121         *         *         *         *         *        *        738,614   738,614     775,544
 89     44      248,977         *         *         *         *         *        *        807,321   807,321     847,687
 90     45      261,425         *         *         *         *         *        *        881,600   881,600     925,680
 91     46      274,497         *         *         *         *         *        *        961,810   961,810   1,000,282
 92     47      288,221         *         *         *         *         *        *      1,050,826  1,050,826  1,082,351
 93     48      302,633         *         *         *         *         *        *      1,150,071  1,150,071  1,173,072
 94     49      317,764         *         *         *         *         *        *      1,261,272  1,261,272  1,273,885
 95     50      333,652         *         *         *         *         *        *      1,386,546  1,386,546  1,386,546
 96     51      350,335         *         *         *         *         *        *      1,528,702  1,528,702  1,528,702
 97     52      367,852         *         *         *         *         *        *      1,685,251  1,685,251  1,685,251
 98     53      386,244         *         *         *         *         *        *      1,857,648  1,857,648  1,857,648
 99     54      405,557         *         *         *         *         *        *      2,047,499  2,047,499  2,047,499
100     55      425,834         *         *         *         *         *        *      2,256,570  2,256,570  2,256,570

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional Premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Guaranteed values reflect applicable Premium Expense Charge, guaranteed cost of insurance rates, a monthly administrative charge of $8.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during all Policy Years.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the Planned Premium Payment is made at the beginning of each Policy Year. Values would be different if the Premiums are paid with a different frequency or in different amounts.
    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
MALE ISSUE AGE: 45                                                    NON-SMOKER

                         $4,000 ANNUAL PLANNED PREMIUM
                              $100,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 2
                     USING CURRENT COST OF INSURANCE RATES

                 PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                  12% HYPOTHETICAL
               ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS         GROSS INVESTMENT RETURNS
      END OF       AT        ---------------------------  ----------------------------  ----------------------------------
      POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH     POLICY    SURRENDER     DEATH
 AGE   YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE       VALUE      BENEFIT
----  ------   -----------   ------  ---------   -------  -------  ---------   -------  ----------  ----------  ----------
 46      1          4,200    3,309       134     103,309    3,521       346    103,521       3,733        558      103,733
 47      2          8,610    6,533     3,433     106,533    7,163     4,063    107,163       7,818      4,718      107,818
 48      3         13,241    9,673     6,623     109,673   10,927     7,877    110,927      12,285      9,235      112,285
 49      4         18,103    12,725    9,725     112,725   14,817    11,817    114,817      17,172     14,172      117,172
 50      5         23,208    15,690   12,740     115,690   18,834    15,884    118,834      22,517     19,567      122,517
 51      6         24,368    18,565   15,665     118,565   22,981    20,081    122,981      28,364     25,464      128,364
 52      7         29,786    21,346   18,521     121,346   27,256    24,431    127,256      34,757     31,932      134,757
 53      8         35,476    24,026   21,251     124,026   31,656    28,881    131,656      41,742     38,967      141,742
 54      9         41,450    26,604   23,879     126,604   36,183    33,458    136,183      49,375     46,650      149,375
 55     10         47,722    29,464   26,814     129,464   41,239    38,589    141,239      58,422     55,772      158,422
 56     11         54,308    32,528   29,928     132,528   46,887    44,287    146,887      69,012     66,412      169,012
 57     12         57,024    35,508   32,983     135,508   53,030    50,505    153,030      80,779     78,254      180,779
 58     13         64,075    38,383   35,933     138,383   59,438    56,988    159,438      93,834     91,384      193,834
 59     14         71,478    41,156   38,756     141,156   66,127    63,727    166,127     108,332    105,932      208,332
 60     15         79,252    43,812   41,487     143,812   73,099    70,774    173,099     124,424    122,099      224,424
 61     16         87,415    46,313   44,453     146,313   80,327    78,467    180,327     142,254    140,394      242,254
 62     17         95,986    48,697   47,302     148,697   87,865    86,470    187,865     162,063    160,668      262,063
 63     18        100,785    51,209   50,279     151,209   95,718    94,788    195,718     184,073    183,143      284,073
 64     19        110,024    53,595   53,130     153,595  103,895   103,430    203,895     208,528    208,063      308,528
 65     20        119,725    55,842   55,842     155,842  112,399   112,399    212,399     235,701    235,701      335,701
 66     21        129,912    58,170   58,170     158,170  121,476   121,476    221,476     266,141    266,141      366,141
 67     22        140,607    60,357   60,357     160,357  130,929   130,929    230,929     299,995    299,995      399,995
 68     23        151,838    62,388   62,388     162,388  140,764   140,764    240,764     337,645    337,645      437,645
 69     24        159,430    64,249   64,249     164,249  150,986   150,986    250,986     379,517    379,517      479,517
 70     25        171,601    65,921   65,921     165,921  161,598   161,598    261,598     426,085    426,085      526,085
 71     26        184,381    67,385   67,385     167,385  172,601   172,601    272,601     477,877    477,877      577,877
 72     27        197,800    68,625   68,625     168,625  183,999   183,999    283,999     538,146    538,146      638,146
 73     28        211,890    69,623   69,623     169,623  195,796   195,796    295,796     605,533    605,533      705,533
 74     29        226,685    70,388   70,388     170,388  208,022   208,022    308,022     680,917    680,917      780,917
 75     30        242,219    70,865   70,865     170,865  220,644   220,644    320,644     765,217    765,217      865,217
 76     31        258,530    71,023   71,023     171,023  233,652   233,652    333,652     859,489    859,489      959,489
 77     32        275,656    70,828   70,828     170,828  247,029   247,029    347,029     964,913    964,913    1,064,913
 78     33        293,639    70,281   70,281     170,281  260,799   260,799    360,799   1,082,857  1,082,857    1,182,857
 79     34        312,521    69,305   69,305     169,305  274,900   274,900    374,900   1,214,764  1,214,764    1,314,764
 80     35        332,347    67,911   67,911     167,911  289,362   289,362    389,362   1,362,353  1,362,353    1,462,353
 81     36        353,165    66,008   66,008     166,008  304,109   304,109    404,109   1,527,445  1,527,445    1,627,445
 82     37        375,023    63,555   63,555     163,555  319,114   319,114    419,114   1,712,134  1,712,134    1,812,134
 83     38        397,974    60,583   60,583     160,583  334,420   334,420    434,420   1,918,846  1,918,846    2,018,846
 84     39        422,073    56,987   56,987     156,987  349,935   349,935    449,935   2,150,039  2,150,039    2,257,541
 85     40        447,376    52,781   52,781     152,781  365,680   365,680    465,680   2,407,917  2,407,917    2,528,313
 86     41        473,945    47,583   47,583     147,583  381,520   381,520    481,520   2,695,190  2,695,190    2,829,950
 87     42        501,842    41,650   41,650     141,650  397,443   397,443    497,443   3,015,057  3,015,057    3,165,810
 88     43        531,134    34,922   34,922     134,922  413,387   413,387    513,387   3,370,959  3,370,959    3,539,507
 89     44        561,891    27,341   27,341     127,341  429,284   429,284    529,284   3,766,657  3,766,657    3,954,990
 90     45        594,186    18,862   18,862     118,862  445,078   445,078    545,078   4,206,277  4,206,277    4,416,591
 91     46        628,095    9,456     9,456     109,456  460,724   460,724    560,724   4,694,360  4,694,360    4,882,135
 92     47        663,700        *         *          *   476,232   476,232    576,232   5,243,327  5,243,327    5,400,627
 93     48        701,085        *         *          *   491,565   491,565    591,565   5,862,402  5,862,402    5,979,650
 94     49        740,339        *         *          *   509,202   509,202    609,202   6,562,533  6,562,533    6,662,533
 95     50        781,556        *         *          *   526,809   526,809    626,809   7,351,072  7,351,072    7,451,072
 96     51        824,834        *         *          *   544,352   544,352    644,352   8,234,872  8,234,872    8,334,872
 97     52        870,275        *         *          *   561,797   561,797    661,797   9,225,554  9,225,554    9,325,554
 98     53        913,789        *         *          *   579,108   579,108    679,108  10,336,161  10,336,161  10,436,161
 99     54        959,479        *         *          *   596,245   596,245    696,245  11,581,328  11,581,328  11,681,328
100     55      1,007,453        *         *          *   613,166   613,166    713,166  12,977,481  12,977,481  13,077,481

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional Premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Current values reflect applicable Premium Expense Charge, guaranteed cost of insurance rates, a monthly administrative charge of $8.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during Policy Years 1-10; and no monthly mortality and expense risk charge in Policy Years 11 and thereafter.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the Planned Premium Payment is made at the beginning of each Policy Year. Values would be different if the Premiums are paid with a different frequency or in different amounts.
    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
MALE ISSUE AGE: 45                                                    NON-SMOKER

                         $4,000 ANNUAL PLANNED PREMIUM
                              $100,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 2
                    USING GUARANTEED COST OF INSURANCE RATES

                PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                12% HYPOTHETICAL
              ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS
     END OF       AT        ---------------------------  ----------------------------  -------------------------------
     POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH    POLICY    SURRENDER    DEATH
AGE   YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE      VALUE     BENEFIT
---  ------   -----------   ------  ---------   -------  -------  ---------   -------  ---------  ---------  ---------
46      1          4,200    3,309       134     103,309    3,521       346    103,521      3,734       559     103,734
47      2          8,610    6,533     3,433     106,533    7,163     4,063    107,163      7,818     4,718     107,818
48      3         13,241    9,672     6,622     109,672   10,927     7,877    110,927     12,285     9,235     112,285
49      4         18,103    12,725    9,725     112,725   14,816    11,816    114,816     17,171    14,171     117,171
50      5         23,208    15,689   12,739     115,689   18,833    15,883    118,833     22,516    19,566     122,516
51      6         24,368    18,564   15,664     118,564   22,979    20,079    122,979     28,362    25,462     128,362
52      7         29,786    21,344   18,519     121,344   27,254    24,429    127,254     34,754    31,929     134,754
53      8         35,476    24,025   21,250     124,025   31,655    28,880    131,655     41,740    38,965     141,740
54      9         41,450    26,602   23,877     126,602   36,182    33,457    136,182     49,373    46,648     149,373
55     10         47,722    29,069   26,419     129,069   40,830    38,180    140,830     57,709    55,059     157,709
56     11         54,308    31,419   28,819     131,419   45,598    42,998    145,598     66,812    64,212     166,812
57     12         57,024    33,648   31,123     133,648   50,483    47,958    150,483     76,752    74,227     176,752
58     13         64,075    35,752   33,302     135,752   55,484    53,034    155,484     87,607    85,157     187,607
59     14         71,478    37,728   35,328     137,728   60,599    58,199    160,599     99,464    97,064     199,464
60     15         79,252    39,564   37,239     139,564   65,820    63,495    165,820    112,410   110,085     212,410
61     16         87,415    41,252   39,392     141,252   71,140    69,280    171,140    126,543   124,683     226,543
62     17         95,986    42,781   41,386     142,781   76,550    75,155    176,550    141,971   140,576     241,971
63     18        100,785    44,137   43,207     144,137   82,033    81,103    182,033    158,804   157,874     258,804
64     19        110,024    45,301   44,836     145,301   87,574    87,109    187,574    177,164   176,699     277,164
65     20        119,725    46,256   46,256     146,256   93,150    93,150    193,150    197,180   197,180     297,180
66     21        129,912    46,985   46,985     146,985   98,743    98,743    198,743    219,001   219,001     319,001
67     22        140,607    47,475   47,475     147,475  104,338   104,338    204,338    242,791   242,791     342,791
68     23        151,838    47,713   47,713     147,713  109,914   109,914    209,914    268,730   268,730     368,730
69     24        159,430    47,685   47,685     147,685  115,453   115,453    215,453    297,017   297,017     397,017
70     25        171,601    47,371   47,371     147,371  120,928   120,928    220,928    327,862   327,862     427,862
71     26        184,381    46,740   46,740     146,740  126,299   126,299    226,299    361,487   361,487     461,487
72     27        197,800    45,694   45,694     145,694  131,454   131,454    231,454    398,064   398,064     498,064
73     28        211,890    44,305   44,305     144,305  136,451   136,451    236,451    437,957   437,957     537,957
74     29        226,685    42,453   42,453     142,453  141,154   141,154    241,154    481,372   481,372     581,372
75     30        242,219    40,089   40,089     140,089  145,491   145,491    245,491    528,601   528,601     628,601
76     31        258,530    37,180   37,180     137,180  149,403   149,403    249,403    579,987   579,987     679,987
77     32        275,656    33,698   33,698     133,698  152,833   152,833    252,833    635,911   635,911     735,911
78     33        293,639    29,620   29,620     129,620  155,728   155,728    255,728    696,798   696,798     796,798
79     34        312,521    24,931   24,931     124,931  158,039   158,039    258,039    763,121   763,121     863,121
80     35        332,347    19,598   19,598     119,598  159,697   159,697    259,697    835,385   835,385     935,385
81     36        353,165    13,563   13,563     113,563  160,600   160,600    260,600    914,118   914,118   1,014,118
82     37        375,023    6,745     6,745     106,745  160,624   160,624    260,624    999,875   999,875   1,099,875
83     38        397,974        *         *          *   159,610   159,610    259,610  1,093,245  1,093,245  1,193,245
84     39        422,073        *         *          *   157,382   157,382    257,382  1,194,858  1,194,858  1,294,858
85     40        447,376        *         *          *   153,776   153,776    253,776  1,305,435  1,305,435  1,405,435
86     41        473,945        *         *          *   148,653   148,653    248,653  1,425,797  1,425,797  1,525,797
87     42        501,842        *         *          *   141,891   141,891    241,891  1,556,877  1,556,877  1,656,877
88     43        531,134        *         *          *   133,379   133,379    233,379  1,699,713  1,699,713  1,799,713
89     44        561,891        *         *          *   123,028   123,028    223,028  1,855,482  1,855,482  1,955,482
90     45        594,186        *         *          *   110,726   110,726    210,726  2,025,447  2,025,447  2,126,719
91     46        628,095        *         *          *    96,335    96,335    196,335  2,209,716  2,209,716  2,309,716
92     47        663,700        *         *          *    79,684    79,684    179,684  2,412,219  2,412,219  2,512,219
93     48        701,085        *         *          *    60,541    60,541    160,541  2,633,371  2,633,371  2,733,371
94     49        740,339        *         *          *    38,585    38,585    138,585  2,874,837  2,874,837  2,974,837
95     50        781,556        *         *          *    13,142    13,142    113,142  3,138,101  3,138,101  3,238,101
96     51        824,834        *         *          *         *         *         *   3,424,215  3,424,215  3,524,215
97     52        870,275        *         *          *         *         *         *   3,733,198  3,733,198  3,833,198
98     53        913,789        *         *          *         *         *         *   4,062,640  4,062,640  4,162,640
99     54        959,479        *         *          *         *         *         *   4,404,834  4,404,834  4,504,834
100    55      1,007,453        *         *          *         *         *         *   4,749,726  4,749,726  4,849,726

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional Premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Guaranteed values reflect applicable Premium Expense Charge, current cost of insurance rates, a monthly administrative charge of $8.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during all Policy Years.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the Planned Premium Payment is made at the beginning of each Policy Year. Values would be different if the Premiums are paid with a different frequency or in different amounts.
    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
FEMALE ISSUE AGE: 45                                                  NON-SMOKER

                         $1,500 ANNUAL PLANNED PREMIUM
                              $100,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 1
                     USING CURRENT COST OF INSURANCE RATES

                 PREMIUM            0% HYPOTHETICAL                6% HYPOTHETICAL                  12% HYPOTHETICAL
               ACCUMULATED      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS         GROSS INVESTMENT RETURNS
      END OF       AT        ------------------------------  ----------------------------  ----------------------------------
      POLICY   5% INTEREST    POLICY    SURRENDER    DEATH   POLICY   SURRENDER    DEATH     POLICY    SURRENDER     DEATH
 AGE   YEAR     PER YEAR       VALUE      VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE       VALUE      BENEFIT
----  ------   -----------   ---------  ---------   -------  -------  ---------   -------  ----------  ----------  ----------
 46      1          1,575        1,013        0     100,000    1,085         0    100,000       1,157          0      100,000
 47      2          3,229        1,991        0     100,000    2,199         0    100,000       2,416          0      100,000
 48      3          4,965        2,935      185     100,000    3,342       592    100,000       3,784      1,034      100,000
 49      4          6,788        3,842    1,142     100,000    4,513     1,813    100,000       5,271      2,571      100,000
 50      5          8,703        4,713    2,038     100,000    5,713     3,038    100,000       6,891      4,216      100,000
 51      6          9,138        5,545    2,920     100,000    6,941     4,316    100,000       8,654      6,029      100,000
 52      7         11,170        6,576    4,001     100,000    8,439     5,864    100,000      10,818      8,243      100,000
 53      8         13,303        7,568    5,043     100,000    9,981     7,456    100,000      13,184     10,659      100,000
 54      9         15,544        8,523    6,023     100,000   11,568     9,068    100,000      15,773     13,273      100,000
 55     10         17,896        9,439    6,989     100,000   13,201    10,751    100,000      18,608     16,158      100,000
 56     11         20,366       10,408    8,008     100,000   15,016    12,616    100,000      21,910     19,510      100,000
 57     12         21,384       11,342    8,992     100,000   16,901    14,551    100,000      25,562     23,212      100,000
 58     13         24,028       12,237    9,937     100,000   18,855    16,555    100,000      29,605     27,305      100,000
 59     14         26,804       13,075   10,825     100,000   20,869    18,619    100,000      34,071     31,821      100,000
 60     15         29,720       13,871   11,671     100,000   22,958    20,758    100,000      39,024     36,824      100,000
 61     16         32,781       14,593   12,733     100,000   25,101    23,241    100,000      44,505     42,645      100,000
 62     17         35,995       15,268   13,873     100,000   27,326    25,931    100,000      50,852     49,457      100,000
 63     18         37,794       15,892   14,962     100,000   29,637    28,707    100,000      57,956     57,026      100,000
 64     19         41,259       16,469   16,004     100,000   32,043    31,578    100,000      65,921     65,456      100,000
 65     20         44,897       16,989   16,989     100,000   34,545    34,545    100,000      74,859     74,859      100,000
 66     21         48,717       17,565   17,565     100,000   37,241    37,241    100,000      84,935     84,935      101,073
 67     22         52,728       18,084   18,084     100,000   40,053    40,053    100,000      96,195     96,195      113,511
 68     23         56,939       18,548   18,548     100,000   42,991    42,991    100,000     108,747    108,747      127,234
 69     24         59,786       18,944   18,944     100,000   46,060    46,060    100,000     122,735    122,735      142,373
 70     25         64,350       19,275   19,275     100,000   49,273    49,273    100,000     138,327    138,327      159,076
 71     26         69,143       19,522   19,522     100,000   52,896    52,896    100,000     155,701    155,701      175,943
 72     27         74,175       19,684   19,684     100,000   56,717    56,717    100,000     175,087    175,087      194,346
 73     28         79,459       19,736   19,736     100,000   60,746    60,746    100,000     196,719    196,719      214,424
 74     29         85,007       19,673   19,673     100,000   65,007    65,007    100,000     220,873    220,873      236,334
 75     30         90,832       19,458   19,458     100,000   69,515    69,515    100,000     247,853    247,853      260,245
 76     31         96,949       19,080   19,080     100,000   74,302    74,302    100,000     278,014    278,014      291,914
 77     32        103,371       18,513   18,513     100,000   79,403    79,403    100,000     311,628    311,628      327,209
 78     33        110,115       17,720   17,720     100,000   84,861    84,861    100,000     349,080    349,080      366,534
 79     34        117,195       16,640   16,640     100,000   90,728    90,728    100,000     390,789    390,789      410,328
 80     35        124,630       15,249   15,249     100,000   97,072    97,072    101,925     437,228    437,228      459,089
 81     36        132,437       13,498   13,498     100,000  103,777   103,777    108,966     488,915    488,915      513,360
 82     37        140,634       11,329   11,329     100,000  110,826   110,826    116,367     549,138    549,138      576,595
 83     38        149,240        8,675    8,675     100,000  118,230   118,230    124,142     616,453    616,453      647,276
 84     39        158,277        5,413    5,413     100,000  126,001   126,001    132,301     691,647    691,647      726,229
 85     40        167,766        1,486    1,486     100,000  134,154   134,154    140,862     775,619    775,619      814,400
 86     41        177,729            *        *          *   142,702   142,702    149,837     869,350    869,350      912,817
 87     42        188,191            *        *          *   151,657   151,657    159,239     973,917    973,917    1,022,613
 88     43        199,175            *        *          *   161,030   161,030    169,082   1,090,511  1,090,511    1,145,037
 89     44        210,709            *        *          *   170,836   170,836    179,377   1,220,446  1,220,446    1,281,468
 90     45        222,820            *        *          *   181,083   181,083    190,137   1,365,163  1,365,163    1,433,421
 91     46        233,961            *        *          *   191,784   191,784    199,456   1,526,249  1,526,249    1,587,299
 92     47        245,659            *        *          *   203,164   203,164    209,259   1,707,250  1,707,250    1,758,467
 93     48        257,942            *        *          *   215,306   215,306    219,612   1,911,045  1,911,045    1,949,266
 94     49        270,839            *        *          *   228,307   228,307    230,590   2,141,031  2,141,031    2,162,441
 95     50        284,381            *        *          *   242,283   242,283    242,283   2,401,229  2,401,229    2,401,229
 96     51        298,600            *        *          *   257,367   257,367    257,367   2,696,425  2,696,425    2,696,425
 97     52        313,530            *        *          *   273,304   273,304    273,304   3,027,727  3,027,727    3,027,727
 98     53        329,206            *        *          *   290,140   290,140    290,140   3,399,551  3,399,551    3,399,551
 99     54        345,666            *        *          *   307,926   307,926    307,926   3,816,853  3,816,853    3,816,853
100     55        362,950            *        *          *   326,717   326,717    326,717   4,285,197  4,285,197    4,285,197

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional Premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Current values reflect applicable Premium Expense Charge, current cost of insurance rates, a monthly administrative charge of $8.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during Policy Years 1-10; and no monthly mortality and expense risk charge in Policy Years 11 and thereafter.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the Planned Premium Payment is made at the beginning of each Policy Year. Values would be different if the Premiums are paid with a different frequency or in different amounts.
    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
FEMALE ISSUE AGE: 45                                                  NON-SMOKER

                         $1,500 ANNUAL PLANNED PREMIUM
                              $100,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 1
                    USING GUARANTEED COST OF INSURANCE RATES

                 PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                12% HYPOTHETICAL
               ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS
      END OF       AT        ---------------------------  ----------------------------  -------------------------------
      POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH    POLICY    SURRENDER    DEATH
AGE    YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE      VALUE     BENEFIT
----  ------   -----------   ------  ---------   -------  -------  ---------   -------  ---------  ---------  ---------
 46      1         1,575     1,012         0     100,000    1,085         0    100,000      1,157         0     100,000
 47      2         3,229     1,991         0     100,000    2,199         0    100,000      2,415         0     100,000
 48      3         4,965     2,934       184     100,000    3,341       591    100,000      3,783     1,033     100,000
 49      4         6,788     3,841     1,141     100,000    4,512     1,812    100,000      5,270     2,570     100,000
 50      5         8,703     4,712     2,037     100,000    5,712     3,037    100,000      6,890     4,215     100,000
 51      6         9,138     5,543     2,918     100,000    6,940     4,315    100,000      8,652     6,027     100,000
 52      7        11,170     6,335     3,760     100,000    8,195     5,620    100,000     10,572     7,997     100,000
 53      8        13,303     7,084     4,559     100,000    9,477     6,952    100,000     12,663    10,138     100,000
 54      9        15,544     7,786     5,286     100,000   10,781     8,281    100,000     14,940    12,440     100,000
 55     10        17,896     8,442     5,992     100,000   12,108     9,658    100,000     17,424    14,974     100,000
 56     11        20,366     9,049     6,649     100,000   13,460    11,060    100,000     20,137    17,737     100,000
 57     12        21,384     9,608     7,258     100,000   14,836    12,486    100,000     23,105    20,755     100,000
 58     13        24,028     10,120    7,820     100,000   16,240    13,940    100,000     26,359    24,059     100,000
 59     14        26,804     10,588    8,338     100,000   17,676    15,426    100,000     29,935    27,685     100,000
 60     15        29,720     11,010    8,810     100,000   19,144    16,944    100,000     33,869    31,669     100,000
 61     16        32,781     11,379    9,519     100,000   20,642    18,782    100,000     38,199    36,339     100,000
 62     17        35,995     11,689   10,294     100,000   22,163    20,768    100,000     42,968    41,573     100,000
 63     18        37,794     11,924   10,994     100,000   23,698    22,768    100,000     48,222    47,292     100,000
 64     19        41,259     12,069   11,604     100,000   25,234    24,769    100,000     54,013    53,548     100,000
 65     20        44,897     12,106   12,106     100,000   26,761    26,761    100,000     60,406    60,406     100,000
 66     21        48,717     12,030   12,030     100,000   28,273    28,273    100,000     67,484    67,484     100,000
 67     22        52,728     11,830   11,830     100,000   29,768    29,768    100,000     75,343    75,343     100,000
 68     23        56,939     11,504   11,504     100,000   31,247    31,247    100,000     84,097    84,097     100,000
 69     24        59,786     11,052   11,052     100,000   32,713    32,713    100,000     93,794    93,794     108,802
 70     25        64,350     10,464   10,464     100,000   34,162    34,162    100,000    104,433   104,433     120,099
 71     26        69,143     9,714     9,714     100,000   35,583    35,583    100,000    116,105   116,105     131,198
 72     27        74,175     8,770     8,770     100,000   36,956    36,956    100,000    128,935   128,935     143,118
 73     28        79,459     7,579     7,579     100,000   38,251    38,251    100,000    143,047   143,047     155,922
 74     29        85,007     6,078     6,078     100,000   39,434    39,434    100,000    158,580   158,580     169,680
 75     30        90,832     4,201     4,201     100,000   40,469    40,469    100,000    175,696   175,696     184,481
 76     31        96,949     1,878     1,878     100,000   41,323    41,323    100,000    194,587   194,587     204,317
 77     32       103,371         *         *          *    41,963    41,963    100,000    215,302   215,302     226,067
 78     33       110,115         *         *          *    42,356    42,356    100,000    238,005   238,005     249,905
 79     34       117,195         *         *          *    42,462    42,462    100,000    262,876   262,876     276,020
 80     35       124,630         *         *          *    42,225    42,225    100,000    290,106   290,106     304,612
 81     36       132,437         *         *          *    41,560    41,560    100,000    319,898   319,898     335,893
 82     37       140,634         *         *          *    40,348    40,348    100,000    352,463   352,463     370,086
 83     38       149,240         *         *          *    38,428    38,428    100,000    388,021   388,021     407,422
 84     39       158,277         *         *          *    35,580    35,580    100,000    426,799   426,799     448,139
 85     40       167,766         *         *          *    31,531    31,531    100,000    469,038   469,038     492,490
 86     41       177,729         *         *          *    25,910    25,910    100,000    514,990   514,990     540,740
 87     42       188,191         *         *          *    18,224    18,224    100,000    564,921   564,921     593,167
 88     43       199,175         *         *          *     7,774     7,774    100,000    619,104   619,104     650,059
 89     44       210,709         *         *          *         *         *         *     677,828   677,828     711,719
 90     45       222,820         *         *          *         *         *         *     741,378   741,378     778,447
 91     46       233,961         *         *          *         *         *         *     810,046   810,046     842,448
 92     47       245,659         *         *          *         *         *         *     885,985   885,985     912,564
 93     48       257,942         *         *          *         *         *         *     970,357   970,357     989,764
 94     49       270,839         *         *          *         *         *         *   1,064,595  1,064,595  1,075,241
 95     50       284,381         *         *          *         *         *         *   1,170,499  1,170,499  1,170,499
 96     51       298,600         *         *          *         *         *         *   1,290,469  1,290,469  1,290,469
 97     52       313,530         *         *          *         *         *         *   1,422,585  1,422,585  1,422,585
 98     53       329,206         *         *          *         *         *         *   1,568,076  1,568,076  1,568,076
 99     54       345,666         *         *          *         *         *         *   1,728,297  1,728,297  1,728,297
100     55       362,950         *         *          *         *         *         *   1,904,738  1,904,738  1,904,738

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional Premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Guaranteed values reflect applicable Premium Expense Charge, guaranteed cost of insurance rates, a monthly administrative charge of $8.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during all Policy Years.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the Planned Premium Payment is made at the beginning of each Policy Year. Values would be different if the Premiums are paid with a different frequency or in different amounts.
    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
FEMALE ISSUE AGE: 45                                                  NON-SMOKER

                         $3,000 ANNUAL PLANNED PREMIUM
                              $100,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 2
                     USING CURRENT COST OF INSURANCE RATES

                 PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                12% HYPOTHETICAL
               ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS
      END OF       AT        ---------------------------  ----------------------------  -------------------------------
      POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH    POLICY    SURRENDER    DEATH
 AGE   YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE      VALUE     BENEFIT
----  ------   -----------   ------  ---------   -------  -------  ---------   -------  ---------  ---------  ---------
 46      1         3,150      2,409        0     102,409    2,566         0    102,566      2,723         0     102,723
 47      2         6,458      4,755    1,980     104,755    5,218     2,443    105,218      5,700     2,925     105,700
 48      3         9,930      7,039    4,289     107,039    7,959     5,209    107,959      8,956     6,206     108,956
 49      4        13,577      9,259    6,559     109,259   10,791     8,091    110,791     12,517     9,817     112,517
 50      5        17,406     11,414    8,739     111,414   13,715    11,040    113,715     16,411    13,736     116,411
 51      6        18,276     13,503   10,878     113,503   16,731    14,106    116,731     20,669    18,044     120,669
 52      7        22,340     15,780   13,205     115,780   20,106    17,531    120,106     25,599    23,024     125,599
 53      8        26,607     17,993   15,468     117,993   23,598    21,073    123,598     31,002    28,477     131,002
 54      9        31,087     20,142   17,642     120,142   27,210    24,710    127,210     36,926    34,426     136,926
 55     10        35,792     22,227   19,777     122,227   30,946    28,496    130,946     43,421    40,971     143,421
 56     11        40,731     24,465   22,065     124,465   35,122    32,722    135,122     51,254    48,854     151,254
 57     12        42,768     26,649   24,299     126,649   39,477    37,127    139,477     59,967    57,617     159,967
 58     13        48,056     28,775   26,475     128,775   44,015    41,715    144,015     69,654    67,354     169,654
 59     14        53,609     30,823   28,573     130,823   48,723    46,473    148,723     80,409    78,159     180,409
 60     15        59,439     32,807   30,607     132,807   53,894    51,694    153,894     92,371    90,171     192,371
 61     16        65,561     34,692   32,832     134,692   59,272    57,412    159,272    105,641   103,781     205,641
 62     17        71,989     36,506   35,111     136,506   64,897    63,502    164,897    120,404   119,009     220,404
 63     18        75,589     38,247   37,317     138,247   70,780    69,850    170,780    136,829   135,899     236,829
 64     19        82,518     39,917   39,452     139,917   76,938    76,473    176,938    155,112   154,647     255,112
 65     20        89,794     41,503   41,503     141,503   83,372    83,372    183,372    175,456   175,456     275,456
 66     21        97,434     43,146   43,146     143,146   90,242    90,242    190,242    198,251   198,251     298,251
 67     22       105,456     44,705   44,705     144,705   97,428    97,428    197,428    223,633   223,633     323,633
 68     23       113,878     46,183   46,183     146,183  104,950   104,950    204,950    251,906   251,906     351,906
 69     24       119,572     47,565   47,565     147,565  112,810   112,810    212,810    283,391   283,391     383,391
 70     25       128,701     48,852   48,852     148,852  121,028   121,028    221,028    318,464   318,464     418,464
 71     26       138,286     50,273   50,273     150,273  129,602   129,602    229,602    357,520   357,520     457,520
 72     27       148,350     51,581   51,581     151,581  138,548   138,548    238,548    401,021   401,021     501,021
 73     28       158,918     52,745   52,745     152,745  147,857   147,857    247,857    449,454   449,454     549,454
 74     29       170,014     53,759   53,759     153,759  157,540   157,540    257,540    505,891   505,891     605,891
 75     30       181,664     54,579   54,579     154,579  167,575   167,575    267,575    569,028   569,028     669,028
 76     31       193,897     55,196   55,196     155,196  177,968   177,968    277,968    639,673   639,673     739,673
 77     32       206,742     55,580   55,580     155,580  188,710   188,710    288,710    718,712   718,712     818,712
 78     33       220,229     55,694   55,694     155,694  199,782   199,782    299,782    807,132   807,132     907,132
 79     34       234,391     55,475   55,475     155,475  211,136   211,136    311,136    906,010   906,010   1,006,010
 80     35       249,260     54,909   54,909     154,909  222,772   222,772    322,772  1,016,612  1,016,612  1,116,612
 81     36       264,873     53,961   53,961     153,961  234,668   234,668    334,668  1,140,329  1,140,329  1,240,329
 82     37       281,267     52,592   52,592     152,592  246,796   246,796    346,796  1,278,724  1,278,724  1,378,724
 83     38       298,480     50,765   50,765     150,765  259,132   259,132    359,132  1,433,551  1,433,551  1,533,551
 84     39       316,554     48,154   48,154     148,154  271,595   271,595    371,595  1,606,727  1,606,727  1,706,727
 85     40       335,532     45,023   45,023     145,023  284,199   284,199    384,199  1,800,501  1,800,501  1,900,501
 86     41       355,459     41,338   41,338     141,338  296,911   296,911    396,911  2,017,350  2,017,350  2,118,218
 87     42       376,382     37,051   37,051     137,051  309,682   309,682    409,682  2,259,626  2,259,626  2,372,607
 88     43       398,351     32,125   32,125     132,125  322,472   322,472    422,472  2,529,767  2,529,767  2,656,255
 89     44       421,418     26,525   26,525     126,525  335,240   335,240    435,240  2,830,814  2,830,814  2,972,355
 90     45       445,639     20,214   20,214     120,214  347,941   347,941    447,941  3,166,111  3,166,111  3,324,417
 91     46       471,071     13,158   13,158     113,158  360,527   360,527    460,527  3,539,332  3,539,332  3,680,905
 92     47       497,775      5,340    5,340     105,340  372,969   372,969    472,969  3,958,695  3,958,695  4,077,456
 93     48       525,814          *        *           *  385,218   385,218    485,218  4,430,874  4,430,874  4,530,874
 94     49       555,254          *        *           *  397,222   397,222    497,222  4,962,808  4,962,808  5,062,808
 95     50       586,167          *        *           *  408,927   408,927    508,927  5,558,792  5,558,792  5,658,792
 96     51       618,625          *        *           *  420,277   420,277    520,277  6,226,618  6,226,618  6,326,618
 97     52       652,707          *        *           *  431,208   431,208    531,208  6,975,031  6,975,031  7,075,031
 98     53       685,342          *        *           *  441,658   441,658    541,658  7,813,845  7,813,845  7,913,845
 99     54       719,609          *        *           *  451,557   451,557    551,557  8,754,075  8,754,075  8,854,075
100     55       755,589          *        *           *  460,834   460,834    560,834  9,808,083  9,808,083  9,908,083

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional Premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Current values reflect applicable Premium Expense Charge, current cost of insurance rates, a monthly administrative charge of $8.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount during Policy Years 1-10; and no monthly mortality and expense risk charge in Policy Years 11 and thereafter.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the Planned Premium Payment is made at the beginning of each Policy Year. Values would be different if the Premiums are paid with a different frequency or in different amounts.
    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
FEMALE ISSUE AGE: 45                                                  NON-SMOKER

                         $3,000 ANNUAL PLANNED PREMIUM
                              $100,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 2
                    USING GUARANTEED COST OF INSURANCE RATES

                 PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                12% HYPOTHETICAL
               ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS
      END OF       AT        ---------------------------  ----------------------------  -------------------------------
      POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH    POLICY    SURRENDER    DEATH
 AGE   YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE      VALUE     BENEFIT
----  ------   -----------   ------  ---------   -------  -------  ---------   -------  ---------  ---------  ---------
 46      1         3,150      2,409        0     102,409    2,565         0    102,565      2,722         0     102,722
 47      2         6,458      4,755    1,980     104,755    5,218     2,443    105,218      5,700     2,925     105,700
 48      3         9,930      7,039    4,289     107,039    7,959     5,209    107,959      8,956     6,206     108,956
 49      4        13,577      9,258    6,558     109,258   10,790     8,090    110,790     12,516     9,816     112,516
 50      5        17,406     11,413    8,738     111,413   13,714    11,039    113,714     16,410    13,735     116,410
 51      6        18,276     13,502   10,877     113,502   16,730    14,105    116,730     20,668    18,043     120,668
 52      7        22,340     15,523   12,948     115,523   19,841    17,266    119,841     25,324    22,749     125,324
 53      8        26,607     17,473   14,948     117,473   23,045    20,520    123,045     30,415    27,890     130,415
 54      9        31,087     19,349   16,849     119,349   26,342    23,842    126,342     35,979    33,479     135,979
 55     10        35,792     21,150   18,700     121,150   29,734    27,284    129,734     42,061    39,611     142,061
 56     11        40,731     22,874   20,474     122,874   33,222    30,822    133,222     48,712    46,312     148,712
 57     12        42,768     24,523   22,173     124,523   36,808    34,458    136,808     55,988    53,638     155,988
 58     13        48,056     26,097   23,797     126,097   40,497    38,197    140,497     63,952    61,652     163,952
 59     14        53,609     27,599   25,349     127,599   44,296    42,046    144,296     72,675    70,425     172,675
 60     15        59,439     29,029   26,829     129,029   48,205    46,005    148,205     82,233    80,033     182,233
 61     16        65,561     30,379   28,519     130,379   52,221    50,361    152,221     92,700    90,840     192,700
 62     17        71,989     31,640   30,245     131,640   56,339    54,944    156,339    104,159   102,764     204,159
 63     18        75,589     32,798   31,868     132,798   60,544    59,614    160,544    116,691   115,761     216,691
 64     19        82,518     33,834   33,369     133,834   64,821    64,356    164,821    130,383   129,918     230,383
 65     20        89,794     34,731   34,731     134,731   69,151    69,151    169,151    145,334   145,334     245,334
 66     21        97,434     35,481   35,481     135,481   73,527    73,527    173,527    161,658   161,658     261,658
 67     22       105,456     36,077   36,077     136,077   77,941    77,941    177,941    179,486   179,486     279,486
 68     23       113,878     36,520   36,520     136,520   82,392    82,392    182,392    198,967   198,967     298,967
 69     24       119,572     36,812   36,812     136,812   86,881    86,881    186,881    220,267   220,267     320,267
 70     25       128,701     36,945   36,945     136,945   91,399    91,399    191,399    243,561   243,561     343,561
 71     26       138,286     36,898   36,898     136,898   95,922    95,922    195,922    269,023   269,023     369,023
 72     27       148,350     36,639   36,639     136,639  100,415   100,415    200,415    296,838   296,838     396,838
 73     28       158,918     36,123   36,123     136,123  104,825   104,825    204,825    327,189   327,189     427,189
 74     29       170,014     35,295   35,295     135,295  109,088   109,088    209,088    360,271   360,271     460,271
 75     30       181,664     34,104   34,104     134,104  113,139   113,139    213,139    396,301   396,301     496,301
 76     31       193,897     32,507   32,507     132,507  116,918   116,918    216,918    435,524   435,524     535,524
 77     32       206,742     30,469   30,469     130,469  120,371   120,371    220,371    478,219   478,219     578,219
 78     33       220,229     27,962   27,962     127,962  123,447   123,447    223,447    524,698   524,698     624,698
 79     34       234,391     24,960   24,960     124,960  126,094   126,094    226,094    575,309   575,309     675,309
 80     35       249,260     21,420   21,420     121,420  128,242   128,242    228,242    630,416   630,416     730,416
 81     36       264,873     17,278   17,278     117,278  129,793   129,793    229,793    690,393   690,393     790,393
 82     37       281,267     12,445   12,445     112,445  130,620   130,620    230,620    755,629   755,629     855,629
 83     38       298,480      6,814    6,814     106,814  130,570   130,570    230,570    826,530   826,530     926,530
 84     39       316,554        263      263     100,263  129,465   129,465    229,465    903,523   903,523   1,003,523
 85     40       335,532          *        *           *  127,145   127,145    227,145    987,107   987,107   1,087,107
 86     41       355,459          *        *           *  123,446   123,446    223,446  1,077,831  1,077,831  1,177,831
 87     42       376,382          *        *           *  118,218   118,218    218,218  1,176,324  1,176,324  1,276,324
 88     43       398,351          *        *           *  111,297   111,297    211,297  1,283,267  1,283,267  1,383,267
 89     44       421,418          *        *           *  102,529   102,529    202,529  1,399,432  1,399,432  1,499,432
 90     45       445,639          *        *           *   91,727    91,727    191,727  1,525,638  1,525,638  1,625,638
 91     46       471,071          *        *           *   78,699    78,699    178,699  1,662,792  1,662,792  1,762,792
 92     47       497,775          *        *           *   63,208    63,208    163,208  1,811,853  1,811,853  1,911,853
 93     48       525,814          *        *           *   44,952    44,952    144,952  1,973,822  1,973,822  2,073,822
 94     49       555,254          *        *           *   23,511    23,511    123,511  2,149,692  2,149,692  2,249,692
 95     50       586,167          *        *           *        *         *          *  2,340,299  2,340,299  2,440,299
 96     51       618,625          *        *           *        *         *          *  2,546,000  2,546,000  2,646,000
 97     52       652,707          *        *           *        *         *          *  2,766,013  2,766,013  2,866,013
 98     53       685,342          *        *           *        *         *          *  2,997,088  2,997,088  3,097,088
 99     54       719,609          *        *           *        *         *          *  3,230,610  3,230,610  3,330,610
100     55       755,589          *        *           *        *         *          *  3,455,578  3,455,578  3,555,578

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional Premium, the Policy would lapse.
(1) Assumes that no Policy loans have been made.
(2) Guaranteed values reflect applicable Premium Expense Charge, guaranteed cost of insurance rates, a monthly administrative charge of $8.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate 0.90% of such amount during all Policy Years.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the Planned Premium Payment is made at the beginning of each Policy Year. Values would be different if the Premiums are paid with a different frequency or in different amounts.
    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                      OTHER POLICY BENEFITS AND PROVISIONS

LIMITS ON RIGHTS TO CONTEST THE POLICY

    INCONTESTABILITY. Protective Life will not contest the Policy, or any supplemental benefit and/or rider, after the Policy or rider has been in force during the Insured's lifetime for two years from the Policy Effective Date or the effective date of the rider, unless fraud is involved. Any increase in the Face Amount will be incontestable with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the Insured for two years after the effective date of the increase.

    SUICIDE EXCLUSION. If the Insured dies by suicide, while sane or insane, within two years after the Policy Effective Date, the Death Benefit will be limited to the premium payments made before death, less any Policy Debt and any withdrawals. If the Insured dies by suicide within two years after an increase in Face Amount, the Death Benefit with respect to the increase will be limited to the sum of the monthly cost of insurance charges made for that increase.

CHANGES IN THE POLICY OR BENEFITS

    MISSTATEMENT OF AGE OR SEX. If the Insured's age or sex has been misstated in the application for the Policy or in any application for supplemental benefits and/or riders, the Death Benefit under the Policy or such supplemental benefits and/or riders is the amount which would have been provided by the most recent cost of insurance charge, and the cost of such supplemental benefits and/or riders, at the correct age and sex.

    OTHER CHANGES. At any time Protective Life may make such changes in the Policy as are necessary to assure compliance with any applicable laws, regulations or rulings issued by a government agency. This includes, but is not limited to, changes necessary to comply at all times with the definition of life insurance prescribed by the Code. Any such changes will apply uniformly to all affected Policies and Owners will receive notification of such changes.

SUSPENSION OR DELAY IN PAYMENTS

    Protective Life will ordinarily pay any Death Benefit proceeds, Policy loans, withdrawals, or surrenders within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of all required documents. However, Protective Life may delay making a payment or processing a transfer request if
(1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading on the Exchange is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Owners. See also "Payments from the Fixed Account".

REPORTS TO POLICY OWNERS

    Each year you will be sent a report at your last known address showing, as of the end of the current report period: the Death Benefit; Policy Value; Fixed Account Value; Variable Account Value; Loan Account Value; Sub-Account Values; premiums paid since the last report; withdrawals since the last report; any Policy loans and accrued interest; Surrender Value; current Net Premium allocations; charges deducted since the last report; and any other information required by law. You will also be sent an annual and a semi-annual report for each Fund underlying a Sub-Account to which you have allocated Policy Value, including a list of the securities held in each Fund, as required by the 1940 Act. In addition, when you pay Premium Payments or request any other financial transaction under your Policy you will receive a written confirmation of these transactions.

ASSIGNMENT

    The Policy may be assigned in accordance with its terms. In order for any assignment to be binding upon Protective Life, it must be in writing and filed at the Home Office. Once Protective Life has received a signed copy of the assignment, the Owner's rights and the interest of any Beneficiary (or any other person) will be subject to the assignment. Protective Life assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any Policy Debt. An assignment may result in certain amounts being subject to income tax and a 10% penalty tax. See "Tax Considerations".

ARBITRATION

    The Policy provides that any controversy, dispute or claim by any Owner(s), Insured, or Beneficiary (a "claimant") arising out of insurance provided under the Policy will be submitted to binding arbitration pursuant to the Federal Arbitration Act. Arbitration will be binding upon any claimant as well as Protective Life and may not be set aside in later litigation except upon the limited circumstances set forth in the Federal Arbitration Act. Arbitration expenses will be borne by the losing party or in such proportion as the arbitrator(s) shall decide. Consult the Policy for additional information. This provision does not apply to Policies issued in certain states.

SUPPLEMENTAL BENEFITS AND/OR RIDERS

    The following supplemental benefits and/or riders are available and may be added to your Policy. Monthly charges for these benefits and/or riders will be deducted from your Policy Value as part of the monthly deduction (see "Monthly Deduction"). The supplemental benefits and/or riders available with the Policies provide fixed benefits that do not vary with the investment experience of the Variable Account.

    CHILDREN'S TERM LIFE INSURANCE RIDER. Provides a death benefit payable on the death of a covered child. More than one child can be covered. There is no cash value for this benefit.

    ACCIDENTAL DEATH BENEFIT RIDER. Provides an additional death benefit payable if the Insured's death results from certain accidental causes. There is no cash value for this benefit.

    DISABILITY BENEFIT RIDER. Provides for the crediting of a specific Premium Payment to a Policy on each Monthly Anniversary during the total disability of the Insured. After the Insured has been totally disabled (as defined in the rider) for six months, the Company will credit Premium Payments to the Policy equal to the disability benefit amount shown in the Policy multiplied by the number of Monthly Anniversary Days that have occurred since the onset of total disability. Monthly Anniversary Days that occur more than one calendar year prior to the date that We receive a claim under a rider are not included for the purpose of this calculation. Subsequent to the time that the Insured has been totally disabled for six months, We will credit a Premium Payment equal to the disability benefit amount on each Monthly Anniversary Day. The Owner may change the disability benefit amount by Written Notice at any time before the Insured becomes totally disabled.

    GUARANTEED INSURABILITY RIDER. Provides the right to increase the Face Amount of your Policy under two options. The Option exercise date depends on the rider selected: Variable Option or Survivor's Choice. Under the Variable Option you can increase the Face Amount at designated future points in time (selected at issue) without evidence of insurability. Under the Survivor's Choice Option, you specify (at issue) a designated life (other than the Insured). When the designated person dies, the Owner has the option to increase the Face Amount without evidence of insurability. See "Changing the Face Amount".

    PROTECTED INSURABILITY BENEFIT RIDER. Provides the right to increase the Face Amount of your Policy at designated option dates at age 25, 28, 31, 34, 37 and 40 without evidence of insurability.

    TERM RIDER FOR COVERED INSURED. Provides an additional death benefit payable on the death of the covered Insured without increasing the Policy's Face Amount. The CIR may be purchased at the time the Policy is issued (or later, subject to availability and additional underwriting). A CIR may be canceled separately from the Policy (I.E., it can be canceled without causing the Policy to be canceled or to lapse). There is no cash or loan value for this benefit.

    Additional rules and limits apply to these supplemental benefits and/or riders. Not all such benefits may be available at any time, and supplemental benefits and/or riders in addition to those listed above may be made available. Please ask your Protective Life agent for further information, or contact the Home Office.

REINSURANCE

    The Company may reinsure a portion of the risks assumed under the Policies.

                               USES OF THE POLICY

    Life insurance, including variable life insurance, can be used to provide for many individual and business needs, in addition to providing a death benefit. Possible applications of a variable life insurance policy, such as this Policy include: (1) serving as vehicle for accumulating funds for a college education, (2) estate planning, (3) serving as an investment vehicle on various types of deferred compensation arrangements, (4) buy-sell arrangements, (5) split dollar arrangements, and (6) a supplement to other retirement plans.

    As with any investment, using this Policy under these or other applications entails certain risks. For example, if investment performance of Sub-Accounts to which Policy Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate Cash Value or Surrender Value sufficient to adequately fund the application for which the Policy was purchased. Similarly, certain transactions under a Policy entail risks in connection with the application for which the Policy is purchased. Withdrawals, policy loans and interest paid on policy loans may significantly affect current and future Policy Value, Cash Value, Surrender Value or Death Benefit Proceeds. If, for example, a policy loan is taken but not repaid prior to the death of the Insured, the Policy Debt is subtracted from the Death Benefit in computing the Death Benefit Proceeds to be paid to a Beneficiary.

    Prior to utilizing this Policy or the above applications you should consider whether the anticipated duration of the Policy is appropriate for the application for which you intend to purchase it.

    In addition, you need to consider the tax implications of using the Policy with these applications. (The tax implications of using this Policy with these applications can be complex and generally are not addressed in the discussion of "Tax Considerations" below.) Loans and withdrawals will affect the Policy Value and Death Benefit. There may be penalties and taxes if the policy is withdrawn, surrendered, lapses or matures. BECAUSE OF THESE RISKS, YOU NEED TO CAREFULLY CONSIDER HOW YOU USE THIS POLICY. THIS POLICY MAY NOT BE SUITABLE FOR ALL PERSONS, UNDER ANY OF THESE APPLICATIONS.

                               TAX CONSIDERATIONS

INTRODUCTION

    The following discussion of the federal income tax treatment of the Policy is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Policy is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

    This discussion does not address state or local tax consequences associated with the purchase of the Policy. In addition, PROTECTIVE LIFE MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE OR LOCAL -- OF ANY POLICY OR OF ANY TRANSACTION INVOLVING A POLICY.

TAX STATUS OF PROTECTIVE LIFE

    Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of Protective Life, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, Protective Life is not taxed on investment income and realized capital gains of the Variable Account, although Protective Life's federal taxes are increased in respect of the Policies because of the federal tax law's treatment of deferred acquisition costs. Currently, a charge for federal income taxes is not deducted from the Sub-Accounts or the Policy's Cash Value. However, Protective Life does deduct a premium expense charge from each Premium Payment in all Policy Years in part to compensate it for the federal tax treatment of deferred acquisition costs. Protective Life reserves the right in the future to make a charge against the Variable Account or the Cash Values of a Policy for any federal, state, or local income taxes that it incurs and determines to be properly attributable to the Variable Account or the Policy. Protective Life will promptly notify You of any such charge.

TAXATION OF LIFE INSURANCE POLICIES

    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for federal tax purposes. Protective Life believes that the Policy will meet the current statutory definition of life insurance, which places limitations on the amount of premiums that may be paid and the Policy Values that can accumulate relative to the Death Benefit. As a result, the Death Benefit payable under the Policy will generally be excludable from the Beneficiary's gross income, and interest and other income credited under the Policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the Insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) Protective Life, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes.

        DIVERSIFICATION REQUIREMENTS. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified". If the Variable Account fails to comply with these diversification standards, the Policy will not be treated as a life insurance contract for federal income tax purposes and the Owner would generally be taxable currently on the income on the contract (as defined in the tax law). Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

        OWNERSHIP TREATMENT. In certain circumstances, variable life insurance contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account". This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a segregated asset account] without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.

        The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of the assets of a segregated asset account. For example, the Owner of this Policy has the choice of more investment options to which to allocate Premium Payments and Variable Account Values, and may be able to transfer among investment options more frequently, than in such rulings. These differences could result in the Policy Owner being treated as the owner of a portion of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, Protective Life does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. Protective Life therefore reserves the right to modify the Policy as necessary to attempt to prevent Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance that such efforts would be successful.

    The remainder of this discussion assumes that the Policy will be treated as a life insurance contract for federal tax purposes.

    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the Death Benefit Proceeds payable from a Policy by reason of the death of the Insured is excludable from gross income under Section 101 of the Code. Certain transfers of the Policy for valuable consideration, however, may result in a portion of the Death Benefit Proceeds being taxable.

    If the Death Benefit Proceeds are not received in a lump sum and are, instead, applied under either Settlement Options 1, 2, or 4, generally payments will be prorated between amounts attributable to the Death Benefit which will be excludable from the Beneficiary's income and amounts attributable to interest (accruing after the Insured's death) which will be includible in the Beneficiary's income. If the Death Benefit Proceeds are applied under Option 3 (Interest Income), the interest payments will be includible in the Beneficiary's income.

    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in an Owner's Policy Value is generally not taxable to the Owner unless amounts are received (or are deemed to be received) from the Policy prior to the Insured's death. If there is a surrender of the Policy, an amount equal to the excess of the Cash Value over the "investment in the contract" will be includible in the Owner's income. The "investment in the contract" generally is the aggregate Premium Payments less the aggregate amount received under the Policy previously to the extent such amounts received were excludable from gross income. Whether Withdrawals (or other amounts deemed to be distributed) from the Policy constitute income to the Owner depends, in part, upon whether the Policy is considered a "modified endowment contract" ("MEC") for federal income tax purposes.

POLICIES WHICH ARE NOT MECS

        TAX TREATMENT OF WITHDRAWALS GENERALLY. If the Policy is not a MEC (described below), the amount of any Withdrawal from the Policy generally will be treated first as non-taxable recovery of Premium and then as income from the Policy. Thus, a Withdrawal from a Policy that is not a MEC generally will not be includible in income except to the extent it exceeds the investment in the contract immediately before the Withdrawal.

        CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. As indicated above, Section 7702 places limitations on the amount of premiums that may be paid and the Policy Values that can accumulate relative to the Death Benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if Withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income notwithstanding the general rule described in the preceding paragraph. A reduction in benefits may result upon a decrease in the Face Amount, a change from one Death Benefit Option to the other, if Withdrawals are made, and in certain other instances.

        TAX TREATMENT OF LOANS. If a Policy is not classified as a MEC, a loan received under the Policy generally will be treated as indebtedness of the Owner. As a result, no part of any loan under a Policy will constitute income to the Owner so long as the Policy remains in force. If a Policy lapses when a loan is outstanding, the amount of the loan outstanding will be treated as the proceeds of a surrender for purposes of determining whether any amounts are includable in the Owner's income.

        Generally, interest paid on any loans under this Policy will not be tax deductible. The non-deductibility of interest includes interest paid or accrued on indebtedness with respect to one or more life insurance policies owned by a taxpayer covering any individual who is or has been an officer or employee of, or financially interested in, any trade or business carried on by the taxpayer. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. In the case of interest paid in connection with a loan with respect to a Policy covering the life of any key person, interest is deductible only to the extent that the aggregate amount of loans under one or more life insurance policies does not exceed $50,000. Further, even as to such loans up to $50,000, interest would not be deductible if the Policy were deemed for federal tax purposes to be a single premium life insurance policy or, in certain circumstances, if the loans were treated as "systematic borrowing" within the meaning of the tax law. A "key person" is an individual who is either an officer or a twenty percent owner of the taxpayer. The maximum number of individuals who can be treated as key persons may not exceed the greater of (1) 5 individuals or (2) the lesser of 5 percent of the total number of officers and employees of the taxpayer or 20 individuals. Owners should consult a tax advisor regarding the deductibility of interest incurred in connection with this Policy.

        In addition, in the case of Policies issued to a non-natural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a Policy even if no loans are taken under the Policy. An exception to the latter rule is provided for certain life insurance contracts which cover the life of an individual who is a 20-percent owner, or an officer, director, or employee of, a trade or business. Entities that are considering purchasing the Policy, or entities that will be beneficiaries under a Policy, should consult a tax advisor.

POLICIES WHICH ARE MECS

        CHARACTERIZATION OF A POLICY AS A MEC. In general, a Policy will be considered a MEC for federal income tax purposes if (1) the Policy is received in exchange for a life insurance contract that was a MEC, or (2) the Policy is entered into after June 21, 1988 and premiums are paid into the Policy more rapidly than the rate defined by a "7-Pay Test". This test generally provides that a Policy will fail this test (and thus be considered a MEC) if the accumulated amount paid under the Policy at any time during the 1st 7 Policy Years exceeds the cumulative sum of the net level premiums which would have been paid to that time if the Policy provided for paid-up future benefits after the payment of 7 level annual premiums. A material change of the Policy (as defined in the tax law) will generally result in a re-application of the 7-Pay Test. In addition, any reduction in benefits during the 7-Pay period will affect the application of this test. Protective Life will monitor the Policies and will attempt to notify Owners on a timely basis if a Policy is in jeopardy of becoming a MEC. The Policy Owner may then request that Protective Life take whatever steps are available to avoid treating the Policy as a MEC, if that is desired.

        TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the Policy is a MEC, Withdrawals from the Policy will be treated first as Withdrawals of income and then as a recovery of

    Premiums paid. Thus, Withdrawals will be includible in income to the extent the Policy Value exceeds the investment in the contract. The amount of any Policy Debt will be treated as a Withdrawal for tax purposes. In addition, the discussion of interest on loans and of lapses while loans are outstanding under the caption "Policies Which Are Not MECs" also applies to Policies which are MECs.

        If the Owner assigns or pledges any portion of the Policy Value (or agrees to assign or pledge any portion), such portion will be treated as a Withdrawal for tax purposes. The Owner's investment in the contract is increased by the amount includible in income with respect to any assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a Policy treated as a MEC, an Owner should consult a qualified tax advisor.

        PENALTY TAX. Generally, proceeds of a surrender or a Withdrawal (or the amount of any deemed Withdrawal) from a MEC are subject to a penalty tax equal to 10% of the portion of the proceeds that is includible in income, unless the surrender or withdrawal is made (1) after the Owner attains age 59 1/2, (2) because the Owner has become disabled (as defined in the tax law), or (3) as substantially equal periodic payments over the life or life expectancy of the Owner (or the joint lives or life expectancies of the Owner and his or her beneficiary, as defined in the tax law).

        AGGREGATION OF POLICIES. All life insurance contracts which are treated as MECs and which are purchased by the same person from Protective Life or any of its affiliates within the same calendar year will be aggregated and treated as one contract for purposes of determining the tax on Withdrawals (including deemed Withdrawals). The effects of such aggregation are not clear; however, it could affect the amount of a Withdrawal (or a deemed Withdrawal) that is taxable and the amount which might be subject to the 10% penalty tax described above.

    ACTIONS TO ENSURE COMPLIANCE WITH THE TAX LAW. Protective Life believes that the maximum amount of Premiums it has determined for the Policies will comply with the federal tax definition of life insurance. Protective Life will monitor the amount of Premiums paid, and, if the Premiums paid exceed those permitted by the tax definition of life insurance, Protective Life will immediately refund the excess Premiums. Protective Life also reserves the right to increase the Death Benefit (which may result in larger charges under a Policy) or to take any other action deemed necessary to ensure the compliance of the Policy with the federal tax definition of life insurance.

    OTHER CONSIDERATIONS. Changing the Owner, exchanging the Policy, changing from one Death Benefit option to another, and other changes under the Policy may have tax consequences (other than those discussed herein) depending on the circumstances of such change or Withdrawal. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

FEDERAL INCOME TAX WITHHOLDING

    Protective Life will withhold and remit to the federal government a part of the taxable portion of a surrender and Withdrawal made under a Policy unless the Owner notifies Protective Life in writing at or before the time of the surrender or Withdrawal that he or she elects not to have any amounts withheld. Regardless of whether the Owner requests that no taxes be withheld or whether Protective Life withholds a sufficient amount of taxes, the Owner will be responsible for the payment of any taxes including any penalty tax that may be due on the amounts received. The Owner may also be required to pay penalties under the estimated tax rules, if the Owner's withholding and estimated tax payments are insufficient to satisfy the Owner's total tax liability.

            OTHER INFORMATION ABOUT THE POLICIES AND PROTECTIVE LIFE

SALE OF THE POLICIES

    Investment Distributors, Inc. ("IDI"), a wholly-owned subsidiary of Protective Life Corporation, acts as a principal underwriter of the Policies. IDI also acts as principal underwriter of variable annuity contracts issued through Protective Variable Annuity Separate Account. IDI is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Policies are sold by certain registered representatives of broker-dealers (including Pro Equities, Inc., an affiliate of Protective Life and IDI) that have entered into selling agreements with IDI, who are also appointed and licensed as insurance agents of Protective Life. Registered representatives may be paid commissions on Policies they sell based on Premium Payments paid in amounts up to 120% of a targeted first year premium payment. A targeted first year premium payment is approximately equal to your minimum initial Premium on an annual basis. For Premium Payments paid in the first Policy Year which exceed this targeted amount, registered representatives may receive up to 5% on Premium Payments in excess of target. For Premium Payments received during policy years two through ten, the registered representatives may be paid up to 5% on Premium Payments, and .25% on unloaned Policy Value after the first ten Policy Years. Other allowances and overrides, and non-cash compensation, also may be paid. Registered representatives who meet certain productivity and profitability standards may be eligible for additional compensation.

    Protective Life may reduce or waive the sales charge, administrative fees and/or any other charges on any Policy sold to (i) directors, officers or employees of Protective Life or any of its affiliates, (ii) employees and registered representatives of any broker-dealer that has entered into a selling agreement with Protective Life or IDI, as well as employees of such registered representatives and (iii) the immediate family of the above persons, due to the generally lower sales and administrative expenses attributable to such individuals. No such reduction or waiver will be permitted where it would be unfairly discriminatory against any person.

CORPORATE PURCHASERS

    The Policy is available for individuals and for corporations and other institutions. For corporate or other group or sponsored arrangements purchasing one or more Policies, the Company may reduce the amount of the premium expense charge, monthly administration fee, or other charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies are reduced. Sales, underwriting or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement, from the amount of the initial Premium Payment or Payments, or the amount of projected Premium Payments.

PROTECTIVE LIFE DIRECTORS AND EXECUTIVE OFFICERS


    The following table sets forth the name, age, address and principal occupations during the past five years of each of Protective Life's directors and executive officers. The address for each of these individuals is c/o Protective Life Insurance Company 2801 Highway 280 South, Birmingham, Alabama 35223.


        NAME          AGE                      POSITION WITH PROTECTIVE LIFE
--------------------  ---   -------------------------------------------------------------------
Drayton Nabers, Jr.   57    Chairman of the Board and Director
John D. Johns         46    President and Director
R. Stephen Briggs     48    Executive Vice President and Director
Jim E. Massengale     55    Executive Vice President, Acquisitions and Director
A.S. Williams III     61    Executive Vice President, Investments, Treasurer and Director
Danny L. Bentley      40    Senior Vice President, Dental and Consumer Benefits and Director
Richard J. Bielen     37    Senior Vice President, Investments and Director
Carolyn King          47    Senior Vice President, Investment Products and Director
Deborah J. Long       44    Senior Vice President, General Counsel, Secretary and Director
Steven A. Schultz     44    Senior Vice President, Financial Institutions and Director
Wayne E. Stuenkel     44    Senior Vice President and Chief Actuary and Director
Judy Wilson           40    Senior Vice President, Guaranteed Investment Contracts
Jerry W. DeFoor       45    Vice President and Controller, and Chief Accounting Officer

    Mr. Nabers has been Chairman of the Board and a Director of Protective Life since August 1996. Mr. Nabers has been Chairman of the Board and Chief Executive Officer of PLC and a Director since August 1996. From May 1994 to August 1996, Mr. Nabers was Chairman of the Board, President and Chief Executive Officer and a Director of PLC. From May 1992 to May 1994, he was President and Chief Executive Officer and a Director of PLC. Mr. Nabers has served in various capacities with PLC and its subsidiaries since 1979. He is also a director of Energen Corporation, National Bank of Commerce of Birmingham, and Alabama National Bancorporation.

    Mr. Johns has been President of Protective Life and President and Chief Operating Officer of PLC since August 1996. He was Executive Vice President and Chief Financial Officer of Protective Life and PLC from October 1993 to August 1996. From August 1988 to October 1993, he served as Vice President and General Counsel of Sonat Inc. He is a director of National Bank of Commerce of Birmingham and Alabama National Bancorporation.

    Mr. Briggs has been Executive Vice President of Protective Life and PLC since October 1993. From January 1993 to October 1993 he was Senior Vice President, Life Insurance and Investment Products of Protective Life and PLC. Mr. Briggs had been Senior Vice President, Ordinary Marketing of Protective Life since April 1986 and PLC since August 1988. Mr. Briggs has been associated with PLC and its subsidiaries since 1977.

    Mr. Massengale has been Executive Vice President, Acquisitions of Protective Life and PLC since August 1996. From May 1992 to August 1996 he served as Senior Vice President of Protective Life and PLC. Mr. Massengale has been employed by PLC and its subsidaries since 1983.

    Mr. Williams has been Executive Vice President, Investments and Treasurer of Protective Life and PLC since August 1996. From July 1981 to August 1996 he was Senior Vice President, Investments and Treasurer of Protective Life and PLC. Mr. Williams has been employed by the PLC and its subsidiaries since 1964.

    Mr. Danny L. Bentley has been Senior Vice President, Dental and Consumer Benefits of Protective Life and PLC since August 1996. From May 1989 to August 1996, he was Vice President, Group Marketing of Protective Life. Mr. Bentley has been employed by PLC and its subsidiaries since 1980.

    Mr. Bielen has been Senior Vice President, Investments of Protective Life and PLC since August 1996. From August 1991 to August 1996, he was Vice President, Investments of Protective Life.

    Ms. King has been Senior Vice President, Investment Products Division of Protective Life and PLC since April 1995. From August 1994 to March 1995, she served as Senior Vice President and Chief Investment Officer of Provident Life and Accident Insurance Company and of its parent company, Provident Life and Accident Insurance Company of America. She served as President of Provident National Assurance Company from November 1987 to March 1995. From November 1986 to August 1994, she served as Vice President of Provident Life and Accident Insurance Company of America.

    Ms. Long has been Senior Vice President, Secretary and General Counsel of Protective Life since September 1996 and of PLC since November 1996. Ms. Long was Senior Vice President and General Counsel of Protective Life from February 1994 to September 1996 and of PLC from February 1994 to November 1996. From August 1993 to January 1994, Ms. Long served as General Counsel of PLC and from February 1984 to January 1994 she practiced law with the law firm of Maynard, Cooper & Gale, P.C.

    Mr. Schultz has been Senior Vice President, Financial Institutions of Protective Life and PLC since March 1993. Mr. Schultz served as Vice President, Financial Institutions of Protective Life from February 1989 to March 1993 and of PLC from February 1993 to March 1993. Mr. Schultz has been employed by PLC and its subsidiaries since 1989.

    Mr. Stuenkel has been Senior Vice President and Chief Actuary of Protective Life and PLC since March 1987. Mr. Stuenkel is a Fellow in the Society of Actuaries and has been employed by PLC and its subsidiaries since 1978.

    Ms. Wilson has been Senior Vice President, Guaranteed Investment Contracts of Protective Life and PLC since January 1995. From July 1991 to December 31, 1994, she served as Vice President, Guaranteed Investment Contracts of Protective Life.

    Mr. DeFoor has been Vice President and Controller, and Chief Accounting Officer of Protective Life and PLC since April 1989, Mr. DeFoor is a certified public accountant and has been employed by PLC and its subsidiaries since August 1982.

STATE REGULATION

    Protective Life is subject to regulation by the Department of Insurance of the State of Tennessee, which periodically examines the financial condition and operations of Protective Life. Protective Life is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Policy described in this prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

    Protective Life is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

ADDITIONAL INFORMATION

    A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

PREPARATION FOR YEAR 2000

    Older computer hardware and software often denote the year using two digits rather than four; for example, the year 1997 often is denoted by such hardware and software as "97." It is probable that such hardware and software will malfunction when calculations involving the year 2000 are attempted because the hardware and/or software will interpret "00" as representing the year 1900 rather than the year 2000.

This "Year 2000" issue potentially affects all individuals and companies (including Protective, its customers, business partners, suppliers, banks, custodians and administrators) who rely on computers or devices containing computer chips.

    Protective has developed and is implementing a Year 2000 transition plan intended to identify and modify or replace primary hardware and/or software systems on which it relies that have a Year 2000 issue. Protective is also developing and implementing a plan to identify and modify or replace secondary hardware and/or software systems on which it relies that have a Year 2000 issue. Substantial resources are being devoted to this effort; however the costs to develop and implement these plans are not expected to be material. Protective is also confirming that its service providers are implementing plans to identify and modify or replace their systems that have a Year 2000 issue.

    Protective currently anticipates that its systems will be able to process transactions dated beyond 1999 on or before December 31, 1999. There can be no assurance, however, that Protective's efforts will be successful, that interaction with other service providers with Year 2000 issues will not impair Protective's operations, or that the Year 2000 issue will not otherwise adversely affect Protective.


INDEPENDENT PUBLIC ACCOUNTANTS


    The audited statement of assets and liabilites of the Protective Variable Life Separate Account (comprised of seventeen Sub-Accounts) as of December 31, 1996 and December 31, 1997 and the related statements of operations and changes in net assets for the period from June 19, 1996 (date of inception) through December 31, 1996 and for the year ended December 31, 1997 and included in this Prospectus, have been included herein in reliance on the report of Coopers and Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.


    The consolidated balance sheets of Protective Life as of December 31, 1997 and 1996 and the consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997 and the related financial statement schedules included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. With respect to the unaudited interim financial information for the periods ended March 31, 1998 and 1997, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1998, and included herein, states that they did not audit and they do not express and opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.



EXPERTS


    Actuarial matters included in this prospectus have been examined by Stephen Peeples whose opinion is filed as an exhibit to the registration statement.

LEGAL MATTERS

    Sutherland, Asbill & Brennan, L.L.P. of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

FINANCIAL STATEMENTS


    The audited statement of assets and liabilities of the Protective Variable Life Separate Account (comprised of seventeen Sub-Accounts) as of December 31, 1996 and December 31, 1997 and the related statements of operations and changes in net assets for the period from June 19, 1996 (date of inception) through December 31, 1996 and for the year ended December 31, 1997 as well as the Report of Independent Accountants are contained herein. The unaudited statement of assets and liabilities of the Protective Variable Life Separate Account (comprised of seventeen Sub-Accounts) as of March 31, 1998 (unaudited) and December 31, 1997 and the related statements of operations and changes in net assets for the three months ended March 31, 1998 (unaudited) are contained herein.



    The audited consolidated balance sheets for Protective Life as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholder's equity, and cash flows for the years ended December 31, 1997, 1996 and 1995 as well as the Report of Independent Accountants are contained herein. The consolidated condensed balance sheets of Protective Life as of March 31, 1998 (unaudited) and December 31, 1997 and the related consolidated condensed statements of income and cash flows for the three months ended March 31, 1998 and 1997 (unaudited) as well as the Report of Independent Accountants are contained herein.

                         INDEX TO FINANCIAL STATEMENTS


THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Assets and Liabilities as of March 31, 1998.............................        F-2

Statement of Operations for the Quarter ended March 31, 1998.........................        F-4

Statement of Changes in Net Assets for the Quarter ended March 31, 1998..............        F-6

Notes to Financial Statements........................................................        F-8

Report of Independent Accountants....................................................       F-12

Statement of Assets and Liabilities as of December 31, 1997..........................       F-13

Statement of Assets and Liabilities as of December 31, 1996..........................       F-15

Statement of Operations for the period ended December 31, 1997.......................       F-16

Statement of Operations for the period from June 19, 1996 (date of inception) through
 December 31, 1996...................................................................       F-18

Statement of Changes in Net Assets for the period ended December 31, 1997............       F-19

Statement of Changes in Net Assets for the period from June 19, 1996 (date of
 inception) through December 31, 1996................................................       F-21

Notes to Financial Statements........................................................       F-22

PROTECTIVE LIFE INSURANCE COMPANY

Report of Independent Accountants....................................................       F-28

Consolidated Condensed Statements of Income for the Three Months ended
 March 31, 1998 and 1997 (unaudited).................................................       F-29

Consolidated Condensed Balance Sheets as of March 31, 1998 (unaudited) and
 December 31, 1997...................................................................       F-30

Consolidated Condensed Statements of Cash Flows for the Three Months ended
 March 31, 1998 and 1997 (unaudited).................................................       F-31

Notes to Consolidated Condensed Financial Statements (unaudited).....................       F-32

Report of Independent Accountants....................................................       F-38

Consolidated Statements of Income for the years ended
 December 31, 1997, 1996 and 1995....................................................       F-39

Consolidated Balance Sheets as of December 31, 1997 and 1996.........................       F-40

Consolidated Statements of Stockholder's Equity for the years ended
 December 31, 1997, 1996 and 1995....................................................       F-41

Consolidated Statements of Cash Flows for the years ended
 December 31, 1997, 1996 and 1995....................................................       F-42

Notes to Consolidated Financial Statements...........................................       F-43

Financial Statement Schedules:

Schedule III -- Supplementary Insurance Information..................................        S-1

Schedule IV -- Reinsurance...........................................................        S-2


    All other schedules to the consolidated financial statements required by
Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                      STATEMENT OF ASSETS AND LIABILITIES
                                 MARCH 31, 1998
                                   UNAUDITED

                                              PIC           PIC           PIC           PIC           PIC
                                             MONEY       GROWTH &     INTERNAT'L      GLOBAL       SMALL CAP
                                            MARKET        INCOME        EQUITY        INCOME        EQUITY
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                          -----------   -----------   -----------   -----------   -----------
ASSETS
Investment in
  Sub-accounts
  at market
  value.................................  $   26,285    $1,632,015    $  891,928    $  134,357    $  770,372
Receivable from
  Protective
  Life
  Insurance
  Company...............................           0         7,840        16,210             0         7,290
                                          -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS............................  $   26,285    $1,639,855    $  908,138    $  134,357    $  777,662
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------
LIABILITIES
Payable to
  Protective
  Life
  Insurance
  Company                                          1             0             0            33             0
                                          -----------   -----------   -----------   -----------   -----------
NET ASSETS..............................  $   26,284    $1,639,855    $  908,138    $  134,324    $  777,662
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------

                                                                        CALVERT
                                              PIC           PIC          SOCIAL        CALVERT
                                            CORE US       CAPITAL      SMALL CAP        SOCIAL
                                            EQUITY        GROWTH         GROWTH        BALANCED
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT
                                          -----------   -----------   ------------   ------------
ASSETS
Investment in
  Sub-accounts
  at market
  value.................................  $  636,687    $1,136,111          $  82          $4,967
Receivable from
  Protective
  Life
  Insurance
  Company...............................       1,442         7,624              0              0
                                          -----------   -----------           ---         ------
TOTAL ASSETS............................  $  638,129    $1,143,735          $  82          $4,967
                                          -----------   -----------           ---         ------
                                          -----------   -----------           ---         ------
LIABILITIES
Payable to
  Protective
  Life
  Insurance
  Company                                          0             0              0              1
                                          -----------   -----------           ---         ------
NET ASSETS..............................  $  638,129    $1,143,735          $  82          $4,966
                                          -----------   -----------           ---         ------
                                          -----------   -----------           ---         ------

                See accompanying notes to financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                      STATEMENT OF ASSETS AND LIABILITIES
                                 MARCH 31, 1998
                                   UNAUDITED

                                              MFS                         MFS           MFS       OPPENHEIMER
                                           EMERGING         MFS         GROWTH         TOTAL        CAPITAL
                                            GROWTH       RESEARCH      W/INCOME       RETURN      APPRECIATION
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                          -----------   -----------   -----------   -----------   -----------
ASSETS
Investment in Sub-accounts at market
  value.................................  $  249,326    $  467,183    $   50,648    $   10,671    $  217,657
Receivable from Protective Life
  Insurance Company.....................           0             0             0           197        15,134
                                          -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS............................  $  249,326    $  467,183    $   50,648    $   10,868    $  232,791
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------
LIABILITIES
Payable to Protective Life Insurance
  Company...............................      15,158         5,983           874             0             0
                                          -----------   -----------   -----------   -----------   -----------
NET ASSETS..............................  $  234,168    $  461,200    $   49,774    $   10,868    $  232,791
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------

                                                        OPPENHEIMER   OPPENHEIMER
                                          OPPENHEIMER    GROWTH &      STRATEGIC
                                            GROWTH        INCOME          BOND
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                          -----------   -----------   ------------
ASSETS
Investment in Sub-accounts at market
  value.................................  $  296,016    $   25,425         1$4,651
Receivable from Protective Life
  Insurance Company.....................       5,980         1,377            239
                                          -----------   -----------   ------------
TOTAL ASSETS............................  $  301,996    $   26,802         1$4,890
                                          -----------   -----------   ------------
                                          -----------   -----------   ------------
LIABILITIES
Payable to Protective Life Insurance
  Company...............................           0             0              0
                                          -----------   -----------   ------------
NET ASSETS..............................  $  301,996    $   26,802         1$4,890
                                          -----------   -----------   ------------
                                          -----------   -----------   ------------

                See accompanying notes to financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                            STATEMENT OF OPERATIONS
                      FOR THE QUARTER ENDED MARCH 31, 1998
                                   UNAUDITED

                                                                 PIC
                             PIC               PIC           INTERNAT'L           PIC               PIC               PIC
                        MONEY MARKET     GROWTH & INCOME       EQUITY        GLOBAL INCOME   SMALL CAP EQUITY    CORE US EQUITY
                         SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
                      -----------------  ----------------  ---------------  ---------------  -----------------  ----------------
INVESTMENT INCOME
Dividends...........      $     449
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  from
  redemption of
  investment
  shares............                        $        1        $       3        $     (14)        $     210         $       97
Capital gain
  distribution......
                              -----           --------     ---------------        ------           -------            -------
Net realized gain on
  investments.......                                 1                3              (14)              210                 97
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........                           152,883          120,281            2,964            91,566             70,546
                              -----           --------     ---------------        ------           -------            -------
Net realized and
  unrealized gain
  (loss) on
  investments.......                           152,884          120,284            2,950            91,776             70,643
                              -----           --------     ---------------        ------           -------            -------
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...      $     449         $  152,884        $ 120,284        $   2,950         $  91,776         $   70,643
                              -----           --------     ---------------        ------           -------            -------
                              -----           --------     ---------------        ------           -------            -------


                           PIC            CALVERT SOCIAL        CALVERT SOCIAL
                      CAPITAL GROWTH     SMALL CAP GROWTH          BALANCED
                       SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                      --------------  -----------------------  -----------------
INVESTMENT INCOME
Dividends...........
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  from
  redemption of
  investment
  shares............    $       24
Capital gain
  distribution......
                                                    --
                      --------------                                     ---
Net realized gain on
  investments.......            24
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........       142,903           $       8             $      44
                                                    --
                      --------------                                     ---
Net realized and
  unrealized gain
  (loss) on
  investments.......       142,927                   8                    44
                                                    --
                      --------------                                     ---
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...    $  142,927           $       8             $      44
                                                    --
                                                    --
                      --------------                                     ---
                      --------------                                     ---

                See accompanying notes to financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                            STATEMENT OF OPERATIONS
                      FOR THE QUARTER ENDED MARCH 31, 1998
                                   UNAUDITED

                                                                                              OPPENHEIMER
                             MFS             MFS             MFS               MFS              CAPITAL         OPPENHEIMER
                       EMERGING GROWTH    RESEARCH    GROWTH W/ INCOME    TOTAL RETURN       APPRECIATION         GROWTH
                         SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT
                      -----------------  -----------  -----------------  ---------------  -------------------  -------------
INVESTMENT INCOME
Dividends...........                                                                           $     448         $   1,757
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  from redemption of
  investment
  shares............      $      (7)      $     203       $       2         $       1                (39)               11
Capital gain
  distribution......                                                                               4,597            21,202
                            -------      -----------         ------             -----            -------       -------------
Net realized gain on
  investments.......             (7)            203               2                 1              4,558            21,213
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........         29,978          50,741           2,064               592             15,146             5,981
                            -------      -----------         ------             -----            -------       -------------
Net realized and
  unrealized gain
  (loss) on
  investments.......         29,971          50,944           2,066               593             19,704            27,194
                            -------      -----------         ------             -----            -------       -------------
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...      $  29,971       $  50,944       $   2,066         $     593          $  20,152         $  28,951
                            -------      -----------         ------             -----            -------       -------------
                            -------      -----------         ------             -----            -------       -------------


                         OPPENHEIMER       OPPENHEIMER
                       GROWTH & INCOME   STRATEGIC BOND
                         SUB-ACCOUNT       SUB-ACCOUNT
                      -----------------  ---------------
INVESTMENT INCOME
Dividends...........      $      43         $     207
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  from redemption of
  investment
  shares............              2                 2
Capital gain
  distribution......            942               133
                             ------             -----
Net realized gain on
  investments.......            944               135
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........            875              (196)
                             ------             -----
Net realized and
  unrealized gain
  (loss) on
  investments.......          1,819               (61)
                             ------             -----
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...      $   1,862         $     146
                             ------             -----
                             ------             -----

                See accompanying notes to financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                       STATEMENT OF CHANGES IN NET ASSETS

                      FOR THE QUARTER ENDED MARCH 31, 1998
                                   UNAUDITED

                                                             PIC
                           PIC             PIC           INTERNAT'L          PIC             PIC               PIC
                      MONEY MARKET   GROWTH & INCOME       EQUITY       GLOBAL INCOME  SMALL CAP EQUITY   CORE US EQUITY
                       SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT
                      -------------  ----------------  ---------------  -------------  ----------------  ----------------
FROM OPERATIONS
Investment income...    $     449
Net realized gain on
  investments.......                   $          1       $       3       $     (14)      $      210        $       97
Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period........                        152,883         120,281           2,964           91,566            70,546
                      -------------  ----------------  ---------------  -------------       --------          --------
Net increase
  (decrease) in net
  assets resulting
  from
  operations........          449           152,884         120,284           2,950           91,776            70,643
                      -------------  ----------------  ---------------  -------------       --------          --------
FROM VARIABLE LIFE
  POLICY
  TRANSACTIONS
Contractowners' net
  payments..........          147           227,927         145,212          16,687          105,054            45,324
Mortality and
  expense risk
  charges...........          (60)           (2,567)         (1,451)           (254)          (1,210)             (994)
Cost of insurance
  and administrative
  charges...........         (312)          (51,854)        (30,626)         (4,287)         (26,372)          (19,831)
Surrenders..........                         (3,048)         (4,217)                          (4,766)           (4,752)
Death benefits......
Net policy loan
  repayments
  (withdrawals).....                         (6,453)         (5,513)                          10,913            16,821
Transfer from other
  portfolios........      (24,827)          319,536         136,544           6,622           34,620           111,276
                      -------------  ----------------  ---------------  -------------       --------          --------
Net increase in net
  assets
  resulting from
  variable life
  policy
  transactions......      (25,052)          483,541         239,949          18,768          118,239           147,844
                      -------------  ----------------  ---------------  -------------       --------          --------
Total increase in
  net assets........      (24,603)          636,425         360,233          21,718          210,015           218,487
                      -------------  ----------------  ---------------  -------------       --------          --------
NET ASSETS
Beginning of
  Period............       50,887         1,003,430         547,905         112,606          567,647           419,642
                      -------------  ----------------  ---------------  -------------       --------          --------
End of Period.......    $  26,284      $  1,639,855       $ 908,138       $ 134,324       $  777,662        $  638,129
                      -------------  ----------------  ---------------  -------------       --------          --------
                      -------------  ----------------  ---------------  -------------       --------          --------


                           PIC           CALVERT SOCIAL      CALVERT SOCIAL
                      CAPITAL GROWTH    SMALL CAP GROWTH        BALANCED
                       SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
                      --------------  ---------------------  ---------------
FROM OPERATIONS
Investment income...
Net realized gain on
  investments.......   $         24
Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period........        142,903         $       8           $      44
                      --------------              ---              ------
Net increase
  (decrease) in net
  assets resulting
  from
  operations........        142,927                 8                  44
                      --------------              ---              ------
FROM VARIABLE LIFE
  POLICY
  TRANSACTIONS
Contractowners' net
  payments..........        161,726                 7                  29
Mortality and
  expense risk
  charges...........         (1,814)
Cost of insurance
  and administrative
  charges...........        (36,331)               (3)                (11)
Surrenders..........         (5,139)
Death benefits......
Net policy loan
  repayments
  (withdrawals).....         (6,133)
Transfer from other
  portfolios........        251,734                                 4,825
                      --------------              ---              ------
Net increase in net
  assets
  resulting from
  variable life
  policy
  transactions......        364,043                 4               4,843
                      --------------              ---              ------
Total increase in
  net assets........        506,970                12               4,887
                      --------------              ---              ------
NET ASSETS
Beginning of
  Period............        636,765                70                  79
                      --------------              ---              ------
End of Period.......   $  1,143,735         $      82           $   4,966
                      --------------              ---              ------
                      --------------              ---              ------

                See accompanying notes to financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                       STATEMENT OF CHANGES IN NET ASSETS
                      FOR THE QUARTER ENDED MARCH 31, 1998
                                   UNAUDITED

                                                                                          OPPENHEIMER
                            MFS             MFS             MFS             MFS             CAPITAL        OPPENHEIMER
                      EMERGING GROWTH    RESEARCH    GROWTH W/ INCOME   TOTAL RETURN     APPRECIATION         GROWTH
                        SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT
                      ----------------  -----------  -----------------  ------------  -------------------  ------------
FROM OPERATIONS
Investment income...                                                                      $       448       $    1,757
Net realized gain on
  investments.......     $       (7)     $     203       $       2       $        1             4,558           21,213
Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period........         29,978         50,741           2,064              592            15,146            5,981
                           --------     -----------        -------      ------------         --------      ------------

Net increase
  (decrease) in net
  assets resulting
  from operations...         29,971         50,944           2,066              593            20,152           28,951
                           --------     -----------        -------      ------------         --------      ------------
FROM VARIABLE LIFE
  POLICY
  TRANSACTIONS
Contractowners' net
  payments..........         18,258         66,853             (32)             283            50,938           55,364
Mortality and
  expense risk
  charges...........           (325)          (778)            (17)             (12)             (306)            (512)
Cost of insurance
  and administrative
  charges...........         (8,132)       (13,395)           (370)            (157)           (8,115)          (9,416)
Surrenders..........            (33)          (126)                                               (26)             (83)
Death benefits......
Net policy loan
  repayments
  (withdrawals).....         17,413         17,413
Transfer from other
  portfolios........        117,118        219,122          41,123            7,271           113,912          153,215
                           --------     -----------        -------      ------------         --------      ------------
Net increase in net
  assets resulting
  from variable
  life policy
  transactions......        144,299        289,089          40,704            7,385           156,403          198,568
                           --------     -----------        -------      ------------         --------      ------------
Total increase in
  net assets........        174,270        340,033          42,770            7,978           176,555          227,519

NET ASSETS
Beginning of
  Period............         59,898        121,167           7,004            2,890            56,236           74,477
                           --------     -----------        -------      ------------         --------      ------------
End of Period.......     $  234,168      $ 461,200       $  49,774       $   10,868       $   232,791       $  301,996
                           --------     -----------        -------      ------------         --------      ------------
                           --------     -----------        -------      ------------         --------      ------------

                                          OPPENHEIMER
                         OPPENHEIMER       STRATEGIC
                       GROWTH & INCOME       BOND
                         SUB-ACCOUNT      SUB-ACCOUNT
                      -----------------  -------------
FROM OPERATIONS
Investment income...      $      43        $     207
Net realized gain on
  investments.......            944              135
Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period........            875             (196)
                            -------      -------------
Net increase
  (decrease) in net
  assets resulting
  from operations...          1,862              146
                            -------      -------------
FROM VARIABLE LIFE
  POLICY
  TRANSACTIONS
Contractowners' net
  payments..........          3,233              981
Mortality and
  expense risk
  charges...........            (30)             (24)
Cost of insurance
  and administrative
  charges...........           (852)            (520)
Surrenders..........
Death benefits......
Net policy loan
  repayments
  (withdrawals).....
Transfer from other
  portfolios........         10,255            3,718
                            -------      -------------
Net increase in net
  assets resulting
  from variable
  life policy
  transactions......         12,606            4,155
                            -------      -------------
Total increase in
  net assets........         14,468            4,301
NET ASSETS
Beginning of
  Period............         12,334           10,589
                            -------      -------------
End of Period.......      $  26,802        $  14,890
                            -------      -------------
                            -------      -------------

                See accompanying notes to financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                       NOTES TO THE FINANCIAL STATEMENTS

1.  ORGANIZATION

    Protective Variable Life Separate Account (Separate Account) was established by Protective Life Insurance Company (Protective Life) under the provisions of Tennessee law and commenced operations on June 19, 1996. The Separate Account is a separate investment account to which assets are allocated to support the benefits payable under flexible premium variable life insurance policies.

    Protective Life has structured the Separate Account into a unit investment trust form registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of seven proprietary sub-accounts and ten independent sub-accounts. The seven proprietary sub-accounts are the Money Market, Growth and Income, International Equity, Global Income, Small Cap Equity, CORE US Equity, and Capital Growth sub-accounts. Funds are transferred to Protective Investment Company (the Fund) in exchange for shares of the corresponding portfolio of the Fund.

    The ten independent sub-accounts are the Acacia Capital Corporation CRI Small Cap Growth, Acacia Capital Corporation CRI Balanced, MFS Emerging Growth, MFS Research, MFS Growth with Income, MFS Total Return, Oppenheimer Capital Appreciation, Oppenheimer Growth, Oppenheimer Growth & Income, and Oppenheimer Strategic Bond sub-accounts. The Acacia Capital Corporation CRI Small Cap Growth and Acacia Capital Corporation CRI Balanced sub accounts were added July 1, 1997, with sales beginning July 1, 1997. The Acacia Capital Corporation CRI Small Cap Growth and Balanced Funds were renamed Calvert Social Small Cap Growth and Calvert Social Balanced Funds on January 1, 1998. The MFS Emerging Growth, Research, Growth with Income, and Total Return sub accounts were added July 1, 1997, with sales beginning July 1, 1997. The Oppenheimer Capital Appreciation, Growth, Growth & Income, and Strategic Bond sub accounts were added July 1, 1997, with sales beginning July 1, 1997. The Fund invests contract holder's funds in exchange for shares in the independent funds. The Fund then holds the shares for the contract owners.

    Gross premiums from the Contracts are allocated to the sub-accounts in accordance with contract owner instructions and are recorded as life policy contract transactions in the statement of changes in net assets. Such amounts are used to provide money to pay contract values under the Contracts (Note 4). The Separate Account's assets are the property of Protective Life.

    Contract owners may allocate some or all of gross premiums or transfer some or all of the contract value to the fixed account, which is part of Protective Life's general account. The assets of Protective Life's general account support its insurance and annuity obligations and are subject to Protective Life's general liabilities from business operations.

    Transfers to/from other portfolios, included in the statement of changes in net assets, are transfers between the individual sub-accounts and the sub-accounts and the fixed account.

2.  SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENT VALUATION: Investments are made in shares and are valued at the net asset values of the respective portfolios. Transactions with the Funds are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

    REALIZED GAINS AND LOSSES: Realized gains and losses on investments include gains and losses on redemptions of the Fund's shares (determined on the last-in-first-out (LIFO) basis) and capital gain distributions from the Fund.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    DIVIDEND INCOME AND CAPITAL GAIN DISTRIBUTIONS: Dividend income and capital gain distributions are recorded on the ex-dividend date. Distributions are from net investment income and net realized gains recorded in the Investment Company financials.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make various estimates that affect the reported amounts of assets and liabilities, at the date of the financial statements, as well as the reported amounts of income and expenses, during the reporting period. Actual results could differ from those estimates.

    FEDERAL INCOME TAXES: The operation of the Separate Account is included in the Federal income tax return of Protective Life. Under the provisions of the Contracts, Protective Life has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax.

3.  INVESTMENTS

    At March 31, 1998, the investments by the respective sub-accounts were as follows:

                                                           SHARES        COST      MARKET VALUE
                                                          ---------  ------------  ------------
Money Market............................................     26,285  $     26,285  $     26,285
Growth & Income.........................................     92,633  $  1,497,669  $  1,632,015
International Equity....................................     61,176  $    800,789  $    891,928
Global Income...........................................     12,940  $    136,291  $    134,357
Small Cap Value.........................................     57,673  $    653,970  $    770,372
CORE US Equity..........................................     30,120  $    544,881  $    636,687
Capital Growth..........................................     61,752  $    934,981  $  1,136,111
Acacia Capital Corporation Social Small Cap Growth......          6  $         82  $         82
Acacia Capital Corporation Social Balanced..............      2,303  $      4,926  $      4,967
MFS Emerging Growth.....................................     12,799  $    220,003  $    249,326
MFS Research............................................     25,529  $    415,328  $    467,183
MFS Growth With Income..................................      2,722  $     48,374  $     50,648
MFS Total Return........................................        601  $     10,092  $     10,671
Oppenheimer Aggressive Growth...........................      4,826  $    202,511  $    217,657
Oppenheimer Growth......................................      8,879  $    290,035  $    296,016
Oppenheimer Growth & Income.............................      1,155  $     24,550  $     25,425
Oppenheimer Strategic Bond..............................      2,873  $     14,847  $     14,651

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

3.  INVESTMENTS (CONTINUED)

    During the three months ended March 31, 1998, transactions in shares were as follows:


                                        PIC          PIC            PIC            PIC          PIC          PIC          PIC
                                       MONEY      GROWTH &      INTERNAT'L       GLOBAL      SMALL CAP     CORE US      CAPITAL
                                      MARKET       INCOME         EQUITY         INCOME        VALUE       EQUITY       GROWTH
                                    -----------  -----------  ---------------  -----------  -----------  -----------  -----------
Shares purchased..................         133       30,397         18,476          3,662       11,748        8,275       22,248
Shares received from reinvestment
  of
  dividends.......................         449            0              0              0            0            0            0
                                    -----------  -----------        ------     -----------  -----------  -----------  -----------
Total shares acquired.............         582       30,397         18,476          3,662       11,748        8,275       22,248
Shares redeemed...................     (25,185)      (1,055)          (837)        (1,837)      (2,036)        (886)        (401)
                                    -----------  -----------        ------     -----------  -----------  -----------  -----------
Net increase in shares owned......     (24,603)      29,342         17,639          1,825        9,712        7,389       21,847
Shares owned, beginning of the
  period..........................      50,888       63,291         43,537         11,115       47,961       22,731       39,905
                                    -----------  -----------        ------     -----------  -----------  -----------  -----------
Shares owned, end of the period...      26,285       92,633         61,176         12,940       57,673       30,120       61,752
                                    -----------  -----------        ------     -----------  -----------  -----------  -----------
                                    -----------  -----------        ------     -----------  -----------  -----------  -----------

                                                CALVERT        MFS                        MFS           MFS        OPPENHEIMER
                            CALVERT SOCIAL      SOCIAL      EMERGING        MFS        GROWTH W/       TOTAL       AGGRESSIVE
                           SMALL CAP GROWTH    BALANCED      GROWTH      RESEARCH       INCOME        RETURN         GROWTH
                           -----------------  -----------  -----------  -----------  -------------  -----------  ---------------
Shares purchased.........              0           2,265        9,772       18,571         2,310           432          3,490
Shares received from
  reinvestment
  of dividends...........              0               0            0            0             0             0            115
                                       -
                                                   -----   -----------  -----------        -----           ---          -----
Total shares acquired....              0           2,265        9,772       18,571         2,310           432          3,605
Shares redeemed..........              0              (5)        (684)        (716)          (14)           (5)          (152)
                                       -
                                                   -----   -----------  -----------        -----           ---          -----
Net increase in shares
  owned..................              0           2,260        9,088       17,855         2,296           427          3,453
Shares owned, beginning
  of the period..........              6              43        3,711        7,674           426           174          1,373
                                       -
                                                   -----   -----------  -----------        -----           ---          -----
Shares owned, end of the
  period.................              6           2,303       12,799       25,529         2,722           601          4,826
                                       -
                                       -
                                                   -----   -----------  -----------        -----           ---          -----
                                                   -----   -----------  -----------        -----           ---          -----


                             OPPENHEIMER      OPPENHEIMER      OPPENHEIMER
                               GROWTH       GROWTH & INCOME  STRATEGIC BOND
                           ---------------  ---------------  ---------------
Shares purchased.........         5,945              551              866
Shares received from
  reinvestment
  of dividends...........           698               45               67

                                  -----            -----            -----
Total shares acquired....         6,643              596              933
Shares redeemed..........           (60)             (22)             (59)

                                  -----            -----            -----
Net increase in shares
  owned..................         6,583              574              874
Shares owned, beginning
  of the period..........         2,296              581            1,999

                                  -----            -----            -----
Shares owned, end of the
  period.................         8,879            1,155            2,873

                                  -----            -----            -----
                                  -----            -----            -----


4.  RELATED PARTY TRANSACTIONS


    Contract owners' net payments represent premiums received from policyholders less certain deductions made by Protective Life. These deductions may include
(1) sales charges, (2) federal tax charges, (3) premium tax charges, (4) transfer fees, (5) surrender charges, and (6) withdrawal charges.

    The sales charge is 2.75% of each Premium Payment in Policy Years 1 through 10, and .75% of each premium payment in Policy Years 11 and thereafter. The sales charge partially compensates Protective Life for the expenses of selling and distributing the Policies, including paying sales commissions, printing prospectuses, preparing sales literature and paying for other promotional activities.

    The federal tax charge is 1.25% of all Premium Payments in all Policy Years and compensates Protective Life for its federal income tax liability resulting from Section 848 of the Code.

    A 2.25% charge of state and local premium taxes is deducted from each premium payment. This charge reimburses Protective Life for premium taxes associated with the Policies.

    Protective Life has the right to charge $25 for each transfer after the first twelve transfers in any contract year. No transfer fees were assessed during the three months ended March 31, 1998 or the year ended December 31, 1997, as no customer has requested more than twelve transfers in a contract year.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

4.  RELATED PARTY TRANSACTIONS (CONTINUED)

    If a Contract has not been in force for fourteen years, upon surrender or for certain withdrawals, a surrender charge is deducted from the proceeds. Surrender charges may be decreased or waived on Contracts meeting certain restrictions as determined by Protective Life. Surrender charges totaled $1,553 during the three months ended March 31, 1998; surrenders totaled $22,190 during the three months ended March 31, 1998 and $31,020 in 1997.

    Protective Life will deduct an administrative charge upon a withdrawal. This charge is the lesser of 2% of the amount withdrawn or $25.

    The Separate Account is also charged by Protective Life for the cost of insurance protection. This charge compensates Protective Life for the expense of underwriting the Death Benefit. The cost of insurance rate for a Policy is based on and varies with the issue age, duration, sex and rate class of the Insured and on the number of years that a Policy has been in force.

    An administrative charge is assessed on an monthly basis. The fee is a flat charge of $31 per month during the first Policy Year, and $6 per month during each Policy Year thereafter. In addition, for the first twelve months following the effective date of an increase in Face Amount, the monthly administration fee will also include an administration charge for the increase based on the amount of the increase.

    The Separate Account is charged a monthly mortality and expense risk charge at an annual rate of .90% of the Variable Account Value, during the first 10 Policy Years. In Policy Years 11 and thereafter, the Separate Account will be charged a monthly mortality and expense risk charge at an annual rate of .25%. Protective Life assumes mortality risk in that the Insureds on the Policies may die sooner than anticipated and therefore Protective Life will pay an aggregate amount of death benefits greater than anticipated. The expense risk Protective Life assumes is that expenses incurred in issuing and administering the Policies and the Variable Account will exceed the amounts realized from the administrative charges assessed against the policies. The death benefit payment has two options. Under Option 1, the death benefit is the greater of: (1) the Face Amount under the Policy on the date of the Insured's death, or (2) a specified percentage of Policy Value on the date of the Insured's death. Under Option 2, the death benefit is the greater of: (1) the Face Amount under the Policy plus the Policy Value on the date of the Insured's death, or (2) the same specified percentage of the Policy Value on the date of the Insured's death.

    The net assets of each sub-account of the Separate Account reflect the investment management fees and other operating expenses incurred by the Funds.

    Protective Life offers a loan privilege to contract owners of section 403(b) policies that are not subject to Title I of ERISA. Such contract owners may obtain loans using the Contract as the only security for the loan. Loans are subject to provisions of The Internal Revenue Code of 1986, as amended, and to applicable retirement program rules. Loans outstanding totaled $28,000 as of March 31, 1998 and $0 as of December 31, 1997.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Contractowners and Board of Directors of Protective Life Insurance Company


    We have audited the financial statements of the Protective Variable Life Separate Account (comprised of seventeen subaccounts) included on pages F-13 through F-27 of this registration statement on Form S-6. These financial statements are the responsibility of the management of the Protective Variable Life Separate Account. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of shares owned as of December 31, 1997 and 1996, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Protective Variable Life Separate Account as of December 31, 1997 and 1996, the results of its operations, and the changes in its net assets for the year ended December 31, 1997, and for the period from June 19, 1996 (date of inception) through December 31, 1996, in conformity with generally accepted accounting principles.


                                                        COOPERS & LYBRAND L.L.P.


Birmingham, Alabama
March 5, 1998

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1997

                                              PIC           PIC           PIC           PIC           PIC
                                             MONEY       GROWTH &     INTERNAT'L      GLOBAL       SMALL CAP
                                            MARKET        INCOME        EQUITY        INCOME        EQUITY
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                          -----------   -----------   -----------   -----------   -----------
ASSETS
Investment in Sub-accounts at market
  value.................................  $   50,888    $  997,651    $  542,113    $  112,638    $  562,384
Receivable
  from Protective Life Insurance
  Company...............................                     5,779         5,792                       5,263
                                          -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS............................  $   50,888    $1,003,430    $  547,905    $  112,638    $  567,647
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------
LIABILITIES
Payable to Protective Life Insurance
  Company...............................           1                                        32
                                          -----------   -----------   -----------   -----------   -----------
NET ASSETS..............................  $   50,887    $1,003,430    $  547,905    $  112,606    $  567,647
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------

                                                                         ACACIA
                                                                        CAPITAL         ACACIA
                                                                      CORPORATION      CAPITAL
                                              PIC           PIC           CRI        CORPORATION
                                            CORE US       CAPITAL      SMALL CAP         CRI
                                            EQUITY        GROWTH         GROWTH        BALANCED
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT
                                          -----------   -----------   ------------   ------------
ASSETS
Investment in Sub-accounts at market
  value.................................  $  418,436    $  631,283          $  77          $  86
Receivable
  from Protective Life Insurance
  Company...............................       1,206         5,482
                                          -----------   -----------           ---            ---
TOTAL ASSETS............................  $  419,642    $  636,765          $  77          $  86
                                          -----------   -----------           ---            ---
                                          -----------   -----------           ---            ---
LIABILITIES
Payable to Protective Life Insurance
  Company...............................                                        7              7
                                          -----------   -----------           ---            ---
NET ASSETS..............................  $  419,642    $  636,765          $  70          $  79
                                          -----------   -----------           ---            ---
                                          -----------   -----------           ---            ---

                See accompanying notes to financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1997

                                              MFS                         MFS           MFS
                                           EMERGING         MFS        GROWTH W/       TOTAL
                                            GROWTH       RESEARCH       INCOME        RETURN
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                          -----------   -----------   -----------   -----------
ASSETS
Investment in Sub-accounts at market
  value.................................  $   59,898    $  121,167    $    7,004    $    2,890
Receivable from Protective Life
  Insurance Company.....................
                                          -----------   -----------   -----------   -----------
TOTAL ASSETS............................  $   59,898    $  121,167    $    7,004    $    2,890
                                          -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------
LIABILITIES
Payable to Protective Life Insurance
  Company...............................
                                          -----------   -----------   -----------   -----------
NET ASSETS..............................  $   59,898    $  121,167    $    7,004    $    2,890
                                          -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------

                                          OPPENHEIMER                 OPPENHEIMER   OPPENHEIMER
                                              CAP       OPPENHEIMER    GROWTH &      STRATEGIC
                                          APPRECIATION    GROWTH        INCOME         BOND
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                          -----------   -----------   -----------   -----------
ASSETS
Investment in Sub-accounts at market
  value.................................  $   56,236    $   74,477    $   11,957    $   10,236
Receivable from Protective Life
  Insurance Company.....................                                     377           353
                                          -----------   -----------   -----------   -----------
TOTAL ASSETS............................  $   56,236    $   74,477    $   12,334    $   10,589
                                          -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------
LIABILITIES
Payable to Protective Life Insurance
  Company...............................
                                          -----------   -----------   -----------   -----------
NET ASSETS..............................  $   56,236    $   74,477    $   12,334    $   10,589
                                          -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------

                See accompanying notes to financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1996

                                                                                           INTERNATIONAL
                                                       MONEY MARKET    GROWTH AND INCOME      EQUITY       GLOBAL INCOME
                                                        SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT
                                                      ---------------  ------------------  -------------  ---------------
ASSETS
Investment in Protective Investment Company at
  market value......................................     $  14,144         $  149,418        $ 122,118       $  21,153
                                                           -------           --------      -------------       -------
TOTAL ASSETS........................................     $  14,144         $  149,418        $ 122,118       $  21,153
                                                           -------           --------      -------------       -------
                                                           -------           --------      -------------       -------


                                                      SMALL CAP EQUITY   SELECT EQUITY  CAPITAL GROWTH
                                                         SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
                                                      -----------------  -------------  ---------------
ASSETS
Investment in Protective Investment Company at
  market value......................................      $ 129,053        $  76,118       $ 105,334
                                                           --------      -------------  ---------------
TOTAL ASSETS........................................      $ 129,053        $  76,118       $ 105,334
                                                           --------      -------------  ---------------
                                                           --------      -------------  ---------------

                See accompanying notes to financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                              PIC           PIC           PIC           PIC           PIC
                                             MONEY       GROWTH &     INTERNAT'L      GLOBAL       SMALL CAP
                                            MARKET        INCOME        EQUITY        INCOME        EQUITY
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                          -----------   -----------   -----------   -----------   -----------
INVESTMENT INCOME
Dividends...............................  $    1,088    $    7,094    $    9,487    $    9,209    $    1,630
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain
  from redemption
  of investment
  shares................................                       669           338             2          (211)
Capital gain distribution...............                   132,504        29,384         1,394        61,983
                                          -----------   -----------   -----------   -----------   -----------
Net realized gain on investments........                   133,173        29,722         1,396        61,772
Net unrealized appreciation
  (depreciation) on investments
  during the period.....................          (1)      (19,493)      (31,321)       (4,150)       38,214
                                          -----------   -----------   -----------   -----------   -----------
Net realized and unrealized gain (loss)
  on investments........................          (1)      113,680        (1,599)       (2,754)       99,986
                                          -----------   -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $    1,087    $  120,774    $    7,888    $    6,455    $  101,616
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------

                                                                         ACACIA
                                                                         CAPITAL         ACACIA
                                                                       CORPORATION       CAPITAL
                                              PIC           PIC            CRI         CORPORATION
                                            CORE US       CAPITAL       SMALL CAP          CRI
                                            EQUITY        GROWTH         GROWTH         BALANCED
                                          SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                                          -----------   -----------   -------------   -------------
INVESTMENT INCOME
Dividends...............................  $    3,427    $    3,803                           $   2
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain
  from redemption
  of investment
  shares................................           1           142
Capital gain distribution...............      33,252        39,296           $   7               4
                                          -----------   -----------            ---             ---
Net realized gain on investments........      33,253        39,438               7               4
Net unrealized appreciation
  (depreciation) on investments
  during the period.....................      20,629        53,776              (8)             (4)
                                          -----------   -----------            ---             ---
Net realized and unrealized gain (loss)
  on investments........................      53,882        93,214              (1)
                                          -----------   -----------            ---             ---
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $   57,309    $   97,017           $  (1)          $   2
                                          -----------   -----------            ---             ---
                                          -----------   -----------            ---             ---

                See accompanying notes to financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                         MFS                         MFS                     OPPENHEIMER                 OPPENHEIMER   OPPENHEIMER
                       EMERGING        MFS        GROWTH W/        MFS           CAP       OPPENHEIMER     GROWTH &     STRATEGIC
                        GROWTH       RESEARCH       INCOME     TOTAL RETURN  APPRECIATION     GROWTH        INCOME         BOND
                     SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                     ------------  ------------  ------------  ------------  ------------  ------------  ------------  ------------
INVESTMENT INCOME
Dividends...........                                 $    28                                                 $    29       $   199
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  from redemption of
  investment
  shares............     $  (549)      $  (176)            1       $    89       $   (95)      $    67            (3)
Capital gain
  distribution......                                     132
                     ------------       ------         -----           ---           ---           ---           ---         -----
Net realized gain on
  investments.......        (549)         (176)          133            89           (95)           67            (3)
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........        (656)        1,111           210           (13)                                                      1
                     ------------       ------         -----           ---           ---           ---           ---         -----
Net realized and
  unrealized gain
  (loss) on
  investments.......      (1,205)          935           343            76           (95)           67            (3)            1
                     ------------       ------         -----           ---           ---           ---           ---         -----
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...     $(1,205)      $   935       $   371       $    76       $   (95)      $    67       $    26       $   200
                     ------------       ------         -----           ---           ---           ---           ---         -----
                     ------------       ------         -----           ---           ---           ---           ---         -----

                See accompanying notes to financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                            STATEMENT OF OPERATIONS
             FOR THE PERIOD FROM JUNE 19, 1996 (DATE OF INCEPTION)
                           THROUGH DECEMBER 31, 1996

                                                                                               INTERNATIONAL
                                                        MONEY MARKET      GROWTH AND INCOME       EQUITY         GLOBAL INCOME
                                                         SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT
                                                      -----------------  -------------------  ---------------  -----------------
INVESTMENT INCOME
  Dividends.........................................      $     115           $   1,798          $      45         $     916
NET REALIZED AND UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS
Net realized gain from redemption of investment
  shares............................................                                 68                 17                34
Capital gain distribution...........................                              8,973              2,300               331
                                                              -----             -------             ------             -----
Net realized gain on investments....................                              9,041              2,317               365
Net unrealized appreciation (depreciation) on
  investments during the period.....................                                956              2,181              (749)
                                                              -----             -------             ------             -----
Net realized and unrealized gain (loss) on
  investments.......................................                              9,997              4,498              (384)
                                                              -----             -------             ------             -----
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS........................................      $     115           $  11,795          $   4,543         $     532
                                                              -----             -------             ------             -----
                                                              -----             -------             ------             -----


                                                      SMALL CAP EQUITY   SELECT EQUITY   CAPITAL GROWTH
                                                         SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
                                                      -----------------  -------------  -----------------
INVESTMENT INCOME
  Dividends.........................................      $     322        $     822        $   1,027
NET REALIZED AND UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS
Net realized gain from redemption of investment
  shares............................................              3               17               50
Capital gain distribution...........................         12,584            1,684            1,302
                                                           --------           ------           ------
Net realized gain on investments....................         12,587            1,701            1,352
Net unrealized appreciation (depreciation) on
  investments during the period.....................        (13,378)             631            4,452
                                                           --------           ------           ------
Net realized and unrealized gain (loss) on
  investments.......................................           (791)           2,332            5,804
                                                           --------           ------           ------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS........................................      ($    469)       $   3,154        $   6,831
                                                           --------           ------           ------
                                                           --------           ------           ------

                See accompanying notes to financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                       STATEMENT OF CHANGES IN NET ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                              PIC           PIC           PIC           PIC           PIC           PIC
                                             MONEY       GROWTH &     INTERNAT'L      GLOBAL       SMALL CAP      CORE US
                                            MARKET        INCOME        EQUITY        INCOME        EQUITY        EQUITY
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                          -----------   -----------   -----------   -----------   -----------   -----------
FROM OPERATIONS
Investment Income.......................  $    1,088    $    7,094    $    9,487    $    9,209    $    1,630    $    3,427
Net realized gain on investments........                   133,173        29,722         1,396        61,772        33,253
Net unrealized appreciation
  (depreciation) of investments during
  the period............................          (1)      (19,493)      (31,321)       (4,150)       38,214        20,629
                                          -----------   -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in net assets
  resulting from
  operations............................       1,087       120,774         7,888         6,455       101,616        57,309
                                          -----------   -----------   -----------   -----------   -----------   -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contractowners' net payments............      35,259       321,067       215,507        30,685       187,628       136,656
Mortality and expense risk charges......        (168)       (5,176)       (3,190)         (528)       (3,317)       (2,130)
Cost of insurance and administrative
  charges...............................      (1,092)     (112,846)      (76,380)      (10,388)      (77,291)      (46,805)
Surrenders..............................                    (6,520)       (2,450)                     (5,949)       (4,572)
Death benefits..........................
Net policy loan repayments
  (withdrawals).........................                                                             (18,635)      (18,054)
Transfer from other portfolios..........       1,657       536,713       284,412        65,229       254,542       221,120
                                          -----------   -----------   -----------   -----------   -----------   -----------
Net increase in net
  assets resulting from
  variable life policy
  transactions..........................      35,656       733,238       417,899        84,998       336,978       286,215
                                          -----------   -----------   -----------   -----------   -----------   -----------
Total increase in net assets............      36,743       854,012       425,787        91,453       438,594       343,524
NET ASSETS
Beginning of Year.......................      14,144       149,418       122,118        21,153       129,053        76,118
                                          -----------   -----------   -----------   -----------   -----------   -----------
End of Year.............................  $   50,887    $1,003,430    $  547,905    $  112,606    $  567,647    $  419,642
                                          -----------   -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------   -----------

                                                           ACACIA
                                                          CAPITAL         ACACIA
                                                        CORPORATION      CAPITAL
                                              PIC           CRI        CORPORATION
                                            CAPITAL      SMALL CAP         CRI
                                            GROWTH         GROWTH        BALANCED
                                          SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT
                                          -----------   ------------   ------------
FROM OPERATIONS
Investment Income.......................  $    3,803                         $   2
Net realized gain on investments........      39,438          $   7              4
Net unrealized appreciation
  (depreciation) of investments during
  the period............................      53,776             (8)            (4)
                                          -----------           ---            ---
Net increase (decrease) in net assets
  resulting from
  operations............................      97,017             (1)             2
                                          -----------           ---            ---
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contractowners' net payments............     216,169             77             78
Mortality and expense risk charges......      (3,108)
Cost of insurance and administrative
  charges...............................     (78,798)            (6)            (6)
Surrenders..............................      (2,247)
Death benefits..........................
Net policy loan repayments
  (withdrawals).........................
Transfer from other portfolios..........     302,398                             5
                                          -----------           ---            ---
Net increase in net
  assets resulting from
  variable life policy
  transactions..........................     434,414             71             77
                                          -----------           ---            ---
Total increase in net assets............     531,431             70             79
NET ASSETS
Beginning of Year.......................     105,334
                                          -----------           ---            ---
End of Year.............................  $  636,765          $  70          $  79
                                          -----------           ---            ---
                                          -----------           ---            ---

                See accompanying notes to financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                       STATEMENT OF CHANGES IN NET ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                              MFS                         MFS           MFS
                                           EMERGING         MFS         GROWTH         TOTAL
                                            GROWTH       RESEARCH      W/INCOME       RETURN
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                          -----------   -----------   -----------   -----------
FROM OPERATIONS
Investment income.......................                              $       28
Net realized gain on investments........  $     (549)   $     (176)          133    $       89
Net unrealized appreciation
 (depreciation) of
 investments during the
 period.................................        (656)        1,111           210           (13)
                                          -----------   -----------   -----------   -----------
Net increase (decrease) in
 net assets resulting from
 operations.............................      (1,205)          935           371            76
                                          -----------   -----------   -----------   -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contractowners' net
 payments...............................      18,430        31,577           196           656
Mortality and expense risk charges......        (118)         (173)          (14)           (8)
Cost of insurance and administrative
 charges................................      (4,009)       (6,344)         (274)         (151)
Surrenders..............................      (4,062)         (839)
Death benefits..........................
Net policy loan repayments
 (withdrawals)..........................     (16,061)      (17,201)
Transfer from other
 portfolios.............................      66,923       113,212         6,725         2,317
                                          -----------   -----------   -----------   -----------
Net increase in net assets resulting
 from variable life policy
 transactions...........................      61,103       120,232         6,633         2,814
                                          -----------   -----------   -----------   -----------
Total increase in net assets............      59,898       121,167         7,004         2,890
                                          -----------   -----------   -----------   -----------
NET ASSETS
Beginning of Year.......................
                                          -----------   -----------   -----------   -----------
End of Year.............................  $   59,898    $  121,167    $    7,004    $    2,890
                                          -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------

                                          OPPENHEIMER                 OPPENHEIMER   OPPENHEIMER
                                              CAP       OPPENHEIMER    GROWTH &      STRATEGIC
                                          APPRECIATION    GROWTH        INCOME         BOND
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                          -----------   -----------   -----------   -----------
FROM OPERATIONS
Investment income.......................                              $       29    $      199
Net realized gain on investments........  $      (95)   $       67            (3)
Net unrealized appreciation
 (depreciation) of
 investments during the
 period.................................                                                     1
                                          -----------   -----------   -----------   -----------
Net increase (decrease) in
 net assets resulting from
 operations.............................         (95)           67            26           200
                                          -----------   -----------   -----------   -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contractowners' net
 payments...............................      16,910        22,365         2,485         1,135
Mortality and expense risk charges......         (80)          (83)          (22)          (21)
Cost of insurance and administrative
 charges................................      (3,993)       (3,954)         (571)         (423)
Surrenders..............................      (3,835)         (546)
Death benefits..........................
Net policy loan repayments
 (withdrawals)..........................
Transfer from other
 portfolios.............................      47,329        56,628        10,416         9,698
                                          -----------   -----------   -----------   -----------
Net increase in net assets resulting
 from variable life policy
 transactions...........................      56,331        74,410        12,308        10,389
                                          -----------   -----------   -----------   -----------
Total increase in net assets............      56,236        74,477        12,334        10,589
                                          -----------   -----------   -----------   -----------
NET ASSETS
Beginning of Year.......................
                                          -----------   -----------   -----------   -----------
End of Year.............................  $   56,236    $   74,477    $   12,334    $   10,589
                                          -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------

                See accompanying notes to financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                       STATEMENT OF CHANGES IN NET ASSETS
             FOR THE PERIOD FROM JUNE 19, 1996 (DATE OF INCEPTION)
                           THROUGH DECEMBER 31, 1996

                                                                                                 INTERNATIONAL
                                                             MONEY MARKET    GROWTH AND INCOME      EQUITY       GLOBAL INCOME
                                                              SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT
                                                            ---------------  ------------------  -------------  ---------------
FROM OPERATIONS
Investment income.........................................     $     115         $    1,798        $      45       $     916
Net realized gain on investments..........................                            9,041            2,317             365
Net unrealized appreciation (depreciation) of investments
  during the period.......................................                              956            2,181            (749)
                                                                 -------           --------      -------------       -------
Net increase (decrease) in net assets resulting from
  operations..............................................           115             11,795            4,543             532
                                                                 -------           --------      -------------       -------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contractowners' net payments..............................                           19,439           21,311           3,651
Mortality and expense risk charges........................           (21)              (215)            (180)            (35)
Cost of insurance and administrative charges..............          (100)            (7,846)          (6,427)           (697)
Surrenders................................................                             (314)            (725)           (949)
Transfers from other portfolios...........................        14,150            126,559          103,596          18,651
                                                                 -------           --------      -------------       -------
Net increase in net assets resulting from variable life
  policy transactions.....................................        14,029            137,623          117,575          20,621
                                                                 -------           --------      -------------       -------
Total increase in net assets..............................        14,144            149,418          122,118          21,153

NET ASSETS
Beginning of Year.........................................
                                                                 -------           --------      -------------       -------

End of Year...............................................     $  14,144         $  149,418        $ 122,118       $  21,153
                                                                 -------           --------      -------------       -------
                                                                 -------           --------      -------------       -------

                                                                                  SELECT
                                                            SMALL CAP EQUITY      EQUITY     CAPITAL GROWTH
                                                               SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                                                            -----------------  ------------  ---------------
FROM OPERATIONS
Investment income.........................................      $     322       $      822      $   1,027
Net realized gain on investments..........................         12,587            1,701          1,352
Net unrealized appreciation (depreciation) of investments
  during the period.......................................        (13,378)             631          4,452
                                                                 --------      ------------  ---------------
Net increase (decrease) in net assets resulting from
  operations..............................................           (469)           3,154          6,831
                                                                 --------      ------------  ---------------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contractowners' net payments..............................         17,811           10,387         17,280
Mortality and expense risk charges........................           (189)            (100)          (157)
Cost of insurance and administrative charges..............         (6,579)          (2,868)        (5,933)
Surrenders................................................           (245)            (576)          (307)
Transfers from other portfolios...........................        118,724           66,121         87,620
                                                                 --------      ------------  ---------------
Net increase in net assets resulting from variable life
  policy transactions.....................................        129,522           72,964         98,503
                                                                 --------      ------------  ---------------
Total increase in net assets..............................        129,053           76,118        105,334
NET ASSETS
Beginning of Year.........................................
                                                                 --------      ------------  ---------------
End of Year...............................................      $ 129,053       $   76,118      $ 105,334
                                                                 --------      ------------  ---------------
                                                                 --------      ------------  ---------------

                See accompanying notes to financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                       NOTES TO THE FINANCIAL STATEMENTS

1.  ORGANIZATION

    Protective Variable Life Separate Account (Separate Account) was established by Protective Life Insurance Company (Protective Life) under the provisions of Tennessee law and commenced operations on June 19, 1996. The Separate Account is a separate investment account to which assets are allocated to support the benefits payable under variable life insurance polices. During 1997, the Separate Account supported the Protective Premiere product, variable life insurance policies issued by Protective Life (each, a "Policy"). Protective Life plans to begin issuing a new flexible premium variable life insurance policy and a modified single premium variable life policy in the third quarter of 1998.

    Protective Life has structured the Separate Account into a unit investment trust form registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of seven proprietary sub-accounts and ten independent sub-accounts. The seven proprietary sub-accounts are the Money Market, Growth and Income, International Equity, Global Income, Small Cap Equity, CORE US Equity, and Capital Growth sub-accounts. Funds are transferred to Protective Investment Company (the Fund) in exchange for shares of the corresponding portfolio of the Fund.

    The ten independent sub-accounts are the Acacia Capital Corporation CRI Small Cap Growth, Acacia Capital Corporation CRI Balanced, MFS Emerging Growth, MFS Research, MFS Growth with Income, MFS Total Return, Oppenheimer Capital Appreciation, Oppenheimer Growth, Oppenheimer Growth & Income, and Oppenheimer Strategic Bond sub-accounts. The Acacia Capital Corporation CRI Social Small Cap Growth and Acacia Capital Corporation CRI Balanced subaccounts were added July 1, 1997, with sales beginning July 1, 1997. The Acacia Capital Corporation CRI Strategic Growth and Balanced Funds were renamed Calvert Social Small Cap Growth and Calvert Social Balanced Funds on January 1, 1998. The MFS Emerging Growth, Research, Growth with Income, and Total Return subaccounts were added July 1, 1997, with sales beginning July 1, 1997. The Oppenheimer Capital Appreciation, Growth, Growth & Income, and Strategic Bond subaccounts were added July 1, 1997, with sales beginning July 1, 1997. The Fund invests contractholder's funds in exchange for shares in the independent funds. The Fund then holds the shares for the contractowners.

    Gross premiums from the Contracts are allocated to the sub-accounts in accordance with contractowner instructions and are recorded as life policy contract transactions in the statement of changes in net assets. Such amounts are used to provide money to pay contract values under the Contracts (Note 4). The Separate Account's assets are the property of Protective Life.

    Contractowners may allocate some or all of gross premiums or transfer some or all of the contract value to the fixed account, which is part of Protective Life's general account. The assets of Protective Life's general account support its insurance and annuity obligations and are subject to Protective Life's general liabilities from business operations.

    Transfers to/from other portfolios, included in the statement of changes in net assets, are transfers between the individual sub-accounts and the sub-accounts and the fixed account.

2.  SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENT VALUATION: Investments are made in shares and are valued at the net asset values of the respective portfolios. Transactions with the Funds are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    REALIZED GAINS AND LOSSES: Realized gains and losses on investments include gains and losses on redemptions of the Fund's shares (determined on the last-in-first-out (LIFO) basis) and capital gain distributions from the Fund.

    DIVIDEND INCOME AND CAPITAL GAIN DISTRIBUTIONS: Dividend income and capital gain distributions are recorded on the ex-dividend date. Distributions are from net investment income and net realized gains recorded in the Investment Company financials.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make various estimates that affect the reported amounts of assets and liabilities, at the date of the financial statements, as well as the reported amounts of income and expenses, during the reporting period. Actual results could differ from those estimates.

    FEDERAL INCOME TAXES: The operation of the Separate Account is included in the Federal income tax return of Protective Life. Under the provisions of the Contracts, Protective Life has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

3.  INVESTMENTS

    At December 31, 1997, the investments by the respective sub-accounts were as follows:

                                                           SHARES        COST      MARKET VALUE
                                                          ---------  ------------  ------------
Money Market............................................     50,888  $     50,888   $   50,888
Growth and Income.......................................     63,291  $  1,016,188   $  997,651
International Equity....................................     43,537  $    571,254   $  542,113
Global Income...........................................     11,115  $    117,537   $  112,638
Small Cap Equity........................................     47,961  $    537,548   $  562,384
CORE US Equity..........................................     22,731  $    397,175   $  418,436
Capital Growth..........................................     39,905  $    573,054   $  631,283
Acacia Capital Corporation CRI Small Cap Growth.........          6  $         85   $       77
Acacia Capital Corporation CRI Balanced.................         43  $         89   $       86
MFS Emerging Growth.....................................      3,711  $     60,271   $   59,898
MFS Research............................................      7,674  $    120,606   $  121,167
MFS Growth With Income..................................        426  $      7,013   $    7,004
MFS Total Return........................................        174  $      2,785   $    2,890
Oppenheimer Capital Appreciation........................      1,373  $     56,519   $   56,236
Oppenheimer Growth......................................      2,296  $     73,927   $   74,477
Oppenheimer Growth & Income.............................        581  $     11,737   $   11,957
Oppenheimer Strategic Bond..............................      1,999  $     10,355   $   10,236

    At December 31, 1996, the investments by the respective sub-accounts were as follows:

                                                           SHARES        COST      MARKET VALUE
                                                          ---------  ------------  ------------
Money Market............................................     14,144  $     14,144   $   14,144
Growth and Income.......................................     10,535  $    148,462   $  149,418
International Equity....................................      9,492  $    119,937   $  122,118
Global Income...........................................      2,078  $     21,902   $   21,153
Small Cap Equity........................................     12,878  $    142,431   $  129,053
Select Equity...........................................      4,931  $     75,847   $   76,118
Capital Growth..........................................      8,329  $    100,881   $  105,334

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

3.  INVESTMENTS (CONTINUED)
    During the year ended December 31, 1997, transactions in shares were as follows:

                                                                    PIC          PIC     PIC SMALL                  PIC
                                      PIC MONEY   PIC GROWTH   INTERNATIONAL   GLOBAL       CAP      PIC CORE     CAPITAL
                                       MARKET      & INCOME       EQUITY       INCOME     EQUITY    U.S. EQUITY   GROWTH
                                     -----------  -----------  -------------  ---------  ---------  -----------  ---------

Shares purchased...................      87,115       47,611        35,341        8,494     35,094      19,091      32,867
Shares received from reinvestment
  of dividends.....................       1,088        9,094         3,142        1,045      5,514       2,037       2,783
                                     -----------  -----------  -------------  ---------  ---------  -----------  ---------
Total shares acquired..............      88,203       56,705        38,483        9,539     40,608      21,128      35,650
Shares redeemed....................     (51,459)      (3,949)       (4,438)        (502)    (5,525)     (3,328)     (4,074)
                                     -----------  -----------  -------------  ---------  ---------  -----------  ---------
Net increase in shares owned.......      36,744       52,756        34,045        9,037     35,083      17,800      31,576
Shares owned, beginning of the
  period...........................      14,144       10,535         9,492        2,078     12,878       4,931       8,329
                                     -----------  -----------  -------------  ---------  ---------  -----------  ---------
Shares owned, end of the period....      50,888       63,291        43,537       11,115     47,961      22,731      39,905
                                     -----------  -----------  -------------  ---------  ---------  -----------  ---------
                                     -----------  -----------  -------------  ---------  ---------  -----------  ---------
Cost of shares acquired............      88,203      935,011       510,945      101,056    461,282     383,087     532,941
                                     -----------  -----------  -------------  ---------  ---------  -----------  ---------
                                     -----------  -----------  -------------  ---------  ---------  -----------  ---------
Cost of Shares redeemed............     (51,459)     (67,285)      (59,628)      (5,421)   (66,165)    (61,399)    (60,768)
                                     -----------  -----------  -------------  ---------  ---------  -----------  ---------
                                     -----------  -----------  -------------  ---------  ---------  -----------  ---------

                                        ACACIA         ACACIA
                                       CAPITAL        CAPITAL
                                     CORPORATION    CORPORATION      MFS                      MFS        MFS       OPPENHEIMER
                                      CRI SMALL         CRI        EMERGING      MFS       GROWTH W/    TOTAL        CAPTIAL
                                     CAP GROWTH+     BALANCED+     GROWTH+    RESEARCH+     INCOME+    RETURN+    APPRECIATION+
                                     ------------   ------------   --------   ----------   ---------   --------   --------------
Shares purchased...................        5             43          4,911       9,082         428         300         1,467
Shares received from
  reinvestment of
  dividends........................        1              3              0           0          10           0             0
                                         ---            ---        --------   ----------   ---------   --------       ------
Total shares acquired..............        6             46          4,911       9,082         438         300         1,467
Shares redeemed....................        0             (3)        (1,200)     (1,408)        (12)       (126)          (94)
                                         ---            ---        --------   ----------   ---------   --------       ------
Net increase in shares owned.......        6             43          3,711       7,674         426         174         1,373
Shares owned, beginning of the
  period...........................        0              0              0           0           0           0             0
                                         ---            ---        --------   ----------   ---------   --------       ------
Shares owned, end of the period....        6             43          3,711       7,674         426         174         1,373
                                         ---            ---        --------   ----------   ---------   --------       ------
                                         ---            ---        --------   ----------   ---------   --------       ------
Cost of shares acquired............       91             95         79,661     142,783       7,206       4,762        60,457
                                         ---            ---        --------   ----------   ---------   --------       ------
                                         ---            ---        --------   ----------   ---------   --------       ------
Cost of Shares redeemed............       (6)            (6)       (19,390)    (22,177)       (193)     (1,977)       (3,983)
                                         ---            ---        --------   ----------   ---------   --------       ------
                                         ---            ---        --------   ----------   ---------   --------       ------


                                                   OPPENHEIMER   OPPENHEIMER
                                     OPPENHEIMER    GROWTH &      STRATEGIC
                                       GROWTH+       INCOME+        BOND+
                                     -----------   -----------   -----------
Shares purchased...................     2,418           599         2,012
Shares received from
  reinvestment of
  dividends........................         0             1            39
                                     -----------   -----------   -----------
Total shares acquired..............     2,418           600         2,051
Shares redeemed....................      (122)          (19)          (52)
                                     -----------   -----------   -----------
Net increase in shares owned.......     2,296           581         1,999
Shares owned, beginning of the
  period...........................         0             0             0
                                     -----------   -----------   -----------
Shares owned, end of the period....     2,296           581         1,999
                                     -----------   -----------   -----------
                                     -----------   -----------   -----------
Cost of shares acquired............    77,973        12,131        10,623
                                     -----------   -----------   -----------
                                     -----------   -----------   -----------
Cost of Shares redeemed............    (4,046)         (394)         (268)
                                     -----------   -----------   -----------
                                     -----------   -----------   -----------

------------------------

+   date of inception, July 1, 1997

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

3.  INVESTMENTS (CONTINUED)
    During the period from June 19, 1996 (date of inception) to December 31, 1996, transactions in shares were as follows:

                                                                         PIC                    PIC SMALL                  PIC
                                           PIC MONEY   PIC GROWTH   INTERNATIONAL  PIC GLOBAL      CAP     PIC SELECT    CAPITAL
                                            MARKET      & INCOME       EQUITY        INCOME      EQUITY      EQUITY      GROWTH
                                          -----------  -----------  -------------  -----------  ---------  -----------  ---------
Shares purchased........................      14,150       10,744         9,922         2,419      12,553       5,028       9,228
Shares received from reinvestment of
  dividends.............................         115          762           185           122       1,307         159         183
Total shares acquired...................      14,265       11,506        10,107         2,541      13,860       5,187       9,411
Shares redeemed.........................        (121)        (971)         (615)         (463)       (982)       (256)     (1,082)
                                          -----------  -----------  -------------  -----------  ---------  -----------  ---------
Net increase in shares owned............      14,144       10,535         9,492         2,078      12,878       4,931       8,329
Shares owned, beginning of the period...      --           --            --            --          --          --          --
                                          -----------  -----------  -------------  -----------  ---------  -----------  ---------
Shares owned, end of the period.........      14,144       10,535         9,492         2,078      12,878       4,931       8,329
                                          -----------  -----------  -------------  -----------  ---------  -----------  ---------
                                          -----------  -----------  -------------  -----------  ---------  -----------  ---------
Cost of shares acquired.................      14,265      162,293       127,758        26,787     153,488      79,410     113,977
                                          -----------  -----------  -------------  -----------  ---------  -----------  ---------
                                          -----------  -----------  -------------  -----------  ---------  -----------  ---------
Cost of shares redeemed.................        (121)     (13,831)       (7,821)       (4,885)    (11,057)     (3,923)    (13,096)
                                          -----------  -----------  -------------  -----------  ---------  -----------  ---------
                                          -----------  -----------  -------------  -----------  ---------  -----------  ---------

4.  RELATED PARTY TRANSACTIONS

    Contractowners' net payments represent premiums received from policyholders less certain deductions made by Protective Life. These deductions may include
(1) sales charges, (2) federal tax charges, (3) premium tax charges, (4) transfer fees, (5) surrender charges, and (6) withdrawal charges. The following discussion regarding charges relates only to the Policies issued by Protective Life during 1997.

    The sales charge is 2.75% of each Premium Payment in Policy Years 1 through 10, and .75% of each premium payment in Policy Years 11 and thereafter. The sales charge partially compensates Protective Life for the expenses of selling and distributing the Policies, including paying sales commissions, printing prospectuses, preparing sales literature and paying for other promotional activities.

    The federal tax charge is 1.25% of all Premium Payments in all Policy Years and compensates Protective Life for its federal income tax liability resulting from Section 848 of the Code.

    A 2.25% charge of state and local premium taxes is deducted from each premium payment. This charge reimburses Protective Life for premium taxes associated with the Policies.

    Protective Life has the right to charge $25 for each transfer after the first twelve transfers in any contract year. No transfer fees were assessed during the year ended December 31, 1997 or the period from June 19, 1996 (date of inception) through December 31, 1996, as no customer has requested more than twelve transfers in a contract year.

    If a Contract has not been in force for fourteen years, upon surrender or for certain withdrawals, a surrender charge is deducted from the proceeds. Surrender charges may be decreased or waived on Contracts meeting certain restrictions as determined by Protective Life. Surrender charges were waived during this initial period; surrenders totaled $31,020 and $3,116 during 1997 and the period from June 19, 1996 (date of inception) through December 31, 1996.

    Protective Life will deduct an administrative charge upon a withdrawal. This charge is the lesser of 2% of the amount withdrawn or $25.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

4.  RELATED PARTY TRANSACTIONS (CONTINUED)
    The Separate Account is also charged by Protective Life for the cost of insurance protection. This charge compensates Protective Life for the expense of underwriting the Death Benefit. The cost of insurance rate for a Policy is based on and varies with the issue age, duration, sex and rate class of the Insured and on the number of years that a Policy has been in force.

    An administrative charge is assessed on an monthly basis. The fee is a flat charge of $31 per month during the first Policy Year, and $6 per month during each Policy Year thereafter. In addition, for the first twelve months following the effective date of an increase in Face Amount, the monthly administration fee will also include an administration charge for the increase based on the amount of the increase.

    The Separate Account is charged a monthly mortality and expense risk charge at an annual rate of .90% of the Variable Account Value, during the first 10 Policy Years. In Policy Years 11 and thereafter, the Separate Account will be charged a monthly mortality and expense risk charge at an annual rate of .25%. Protective Life assumes mortality risk in that the Insureds on the Policies may die sooner than anticipated and therefore Protective Life will pay an aggregate amount of death benefits greater than anticipated. The expense risk Protective Life assumes is that expenses incurred in issuing and administering the Policies and the Variable Account will exceed the amounts realized from the administrative charges assessed against the policies. The death benefit payment has two options. Under Option 1, the death benefit is the greater of: (1) the Face Amount under the Policy on the date of the Insured's death, or (2) a specified percentage of Policy Value on the date of the Insured's death. Under Option 2, the death benefit is the greater of: (1) the Face Amount under the Policy plus the Policy Value on the date of the Insured's death, or (2) the same specified percentage of the Policy Value on the date of the Insured's death.

    The net assets of each sub-account of the Separate Account reflect the investment management fees and other operating expenses incurred by the Funds.

    Protective Life offers a loan privilege to contractowners of section 403(b) policies that are not subject to Title I of ERISA. Such contractowners may obtain loans using the Contract as the only security for the loan. Loans are subject to provisions of The Internal Revenue Code of 1986, as amended, and to applicable retirement program rules. There were no loans outstanding as of December 31, 1997 or 1996.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Stockholder
Protective Life Insurance Company
Birmingham, Alabama

    We have reviewed the accompanying consolidated condensed balance sheet of Protective Life Insurance Company and subsidiaries as of March 31, 1998, and the related consolidated condensed statements of income and consolidated condensed statements of cash flows for the three-month periods ended March 31, 1998 and 1997. These financial statements are the responsibility of the Company's management.

    We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

    Based on our review, we are not aware of any material modifications that should be made to the consolidated condensed financial statements referred to above for them to be in conformity with generally accepted accounting principles.

    We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet as of December 31, 1997, and the related consolidated statements of income, stockholder's equity, and cash flows for the year then ended (not presented herein); and in our report dated February 11, 1998, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed balance sheet as of December 31, 1997, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

                                          /s/ COOPERS & LYBRAND L.L.P.

Birmingham, Alabama
April 23, 1998

                       PROTECTIVE LIFE INSURANCE COMPANY

                  CONSOLIDATED CONDENSED STATEMENTS OF INCOME

                             (DOLLARS IN THOUSANDS)

                                  (UNAUDITED)

                                                                                     THREE MONTHS ENDED
                                                                                          MARCH 31
                                                                                   ----------------------
                                                                                      1998        1997
                                                                                   ----------  ----------
REVENUES
  Premiums and policy fees (net of reinsurance ceded:
    1998-$99,628; 1997-$54,509)..................................................  $  136,867  $  120,377
  Net investment income..........................................................     149,241     123,596
  Realized investment gains (losses).............................................          11        (418)
  Other income...................................................................       3,840         807
                                                                                   ----------  ----------
                                                                                      289,959     244,362
                                                                                   ----------  ----------
BENEFITS AND EXPENSES
  Benefits and settlement expenses (net of reinsurance ceded:
    1998-$57,363; 1997-$33,536)..................................................     180,390     157,702
  Amortization of deferred policy acquisition costs..............................      24,827      20,827
  Other operating expenses (net of reinsurance ceded:
    1998-$31,709; 1997-$14,254)..................................................      42,755      32,081
                                                                                   ----------  ----------
                                                                                      247,972     210,610
                                                                                   ----------  ----------
INCOME BEFORE INCOME TAX.........................................................      41,987      33,752
  Income tax expense.............................................................      15,244      11,571
                                                                                   ----------  ----------
NET INCOME.......................................................................  $   26,743  $   22,181
                                                                                   ----------  ----------
                                                                                   ----------  ----------

            See notes to consolidated condensed financial statements

                       PROTECTIVE LIFE INSURANCE COMPANY

                     CONSOLIDATED CONDENSED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                                MARCH 31       DECEMBER 31
                                                                  1998            1997
                                                              -------------   -------------
                                                               (UNAUDITED)
ASSETS
Investments:
  Fixed maturities..........................................  $  6,271,780    $  6,348,252
  Equity securities.........................................        13,130          15,006
  Mortgage loans on real estate.............................     1,368,566       1,313,478
  Investment in real estate, net............................        13,185          13,469
  Policy loans..............................................       192,961         194,109
  Other long-term investments...............................        55,146          54,704
  Short-term investments....................................       139,713          54,337
                                                              -------------   -------------
    Total investments.......................................     8,054,481       7,993,355
Cash........................................................                        39,197
Accrued investment income...................................        92,870          94,095
Accounts and premiums receivable, net.......................        43,378          42,255
Reinsurance receivables.....................................       584,220         591,457
Deferred policy acquisition costs...........................       652,709         632,605
Property and equipment, net.................................        36,106          36,407
Other assets................................................        26,040          14,445
Assets held in separate accounts............................     1,123,756         931,465
                                                              -------------   -------------
                                                              $ 10,613,560    $ 10,375,281
                                                              -------------   -------------
                                                              -------------   -------------
LIABILITIES
  Policy liabilities and accruals...........................  $  3,817,247    $  3,720,990
  Guaranteed investment contract deposits...................     2,677,543       2,684,676
  Annuity deposits..........................................     1,502,662       1,511,553
  Other policyholders' funds................................       166,121         183,324
  Other liabilities.........................................       199,290         246,081
  Accrued income taxes......................................        12,809             941
  Deferred income taxes.....................................        46,560          49,417
  Indebtedness to related parties...........................        21,772          28,055
  Liabilities related to separate accounts..................     1,123,756         931,465
                                                              -------------   -------------
                                                                 9,567,760       9,356,502
                                                              -------------   -------------
COMMITMENTS AND CONTINGENT LIABILITIES -- NOTE B
STOCKHOLDER'S EQUITY
Preferred Stock, $1.00 par value, shares authorized and
  issued: 2,000, liquidation
  preference $2,000.........................................             2               2
Common Stock, $1 par value..................................         5,000           5,000
  Shares authorized and issued: 5,000,000
Additional paid-in capital..................................       327,992         327,992
Note receivable from PLC Employee Stock Ownership Plan......        (5,199)         (5,378)
Retained earnings...........................................       656,178         629,436
Accumulated other comprehensive income
  Net unrealized gains on investments (net of income tax:
    1998-$33,317; 1997-$33,238).............................        61,827          61,727
                                                              -------------   -------------
                                                                 1,045,800       1,018,779
                                                              -------------   -------------
                                                              $ 10,613,560    $ 10,375,281
                                                              -------------   -------------
                                                              -------------   -------------

           See notes to consolidated condensed financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                                               THREE MONTHS ENDED
                                                                                                    MARCH 31
                                                                                            ------------------------
                                                                                               1998         1997
                                                                                            -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income..............................................................................  $    26,743  $    22,181
  Adjustments to reconcile net income to net cash provided by operating activities:
    Amortization of deferred policy acquisition costs.....................................       24,827       20,827
    Capitalization of deferred policy acquisition costs...................................      (43,930)     (25,231)
    Depreciation expense..................................................................        1,917        1,402
    Deferred income tax...................................................................       (4,247)        (488)
    Accrued income tax....................................................................       11,868       10,293
    Interest credited to universal life and investment products...........................       84,729       41,239
    Policy fees assessed on universal life and investment products........................      (34,045)      31,163
    Change in accrued investment income and other receivables.............................        7,339        3,597
    Change in policy liabilities and other policyholders' funds of traditional life and
      health products.....................................................................      114,125       93,341
    Change in other liabilities...........................................................      (46,790)     (13,065)
    Other (net)...........................................................................      (20,811)         660
                                                                                            -----------  -----------
    Net cash provided by operating activities.............................................      121,725      185,919
                                                                                            -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Maturities and principal reductions of investments
    Investments available for sale........................................................    1,742,067      774,451
    Other.................................................................................       76,911       28,655
  Sale of investments
    Investments available for sale........................................................      145,772      550,101
    Other.................................................................................      234,634        2,766
  Cost of investments acquired
    Investments available for sale........................................................   (1,974,390)  (1,454,639)
    Other.................................................................................     (281,863)     (89,573)
  Purchase of property and equipment......................................................       (2,684)      (1,764)
  Sale of property and equipment..........................................................            4            9
                                                                                            -----------  -----------
Net cash used in investing activities.....................................................      (59,549)    (189,994)
                                                                                            -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from borrowings under line of credit arrangements and debt.....................      304,500      504,100
  Principal payments on line of credit arrangements and debt..............................     (304,500)    (504,100)
  Principal payment on surplus note to PLC................................................            0       (4,943)
  Investment product deposits and change in universal life deposits.......................      330,148      174,968
  Investment product withdrawals..........................................................     (431,521)    (244,533)
                                                                                            -----------  -----------
Net cash used in financing activities.....................................................     (101,373)     (74,508)
                                                                                            -----------  -----------
INCREASE (DECREASE) IN CASH...............................................................      (39,197)     (78,583)
CASH AT BEGINNING OF PERIOD...............................................................       39,197      114,384
                                                                                            -----------  -----------
CASH AT END OF PERIOD.....................................................................  $         0  $    35,801
                                                                                            -----------  -----------
                                                                                            -----------  -----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the period:
    Interest on notes and mortgages payable...............................................  $       856  $     1,151
    Income taxes..........................................................................  $     9,995  $     1,858
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES.......................
  Reduction of principal on note from ESOP................................................  $       179  $       202

            See notes to consolidated condensed financial statements

                       PROTECTIVE LIFE INSURANCE COMPANY

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE A -- BASIS OF PRESENTATION

    The accompanying unaudited consolidated condensed financial statements of Protective Life Insurance Company ("Protective Life") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1998, are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. The year-end consolidated condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. For further information, refer to the consolidated financial statements and notes thereto included in Protective Life's annual report on Form 10-K for the year ended December 31, 1997.

    Protective Life is a wholly-owned subsidiary of Protective Life Corporation ("PLC").

NOTE B -- COMMITMENTS AND CONTINGENT LIABILITIES

    Under insurance guaranty fund laws in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective Life does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

    A number of civil jury verdicts have been returned against insurers in the jurisdictions in which Protective Life does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurers that are disproportionate to the actual damages, including material amounts of punitive damages. In addition, in some class action and other lawsuits involving insurers' sales practices, insurers have made material settlement payments. In some states (including Alabama), juries have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damages suit. Protective Life and its subsidiaries, like other insurers, in the ordinary course of business, are involved in such litigation. Although the outcome of any such litigation cannot be predicted with certainty, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of Protective Life.

                       PROTECTIVE LIFE INSURANCE COMPANY

                                  (UNAUDITED)

NOTE C -- OPERATING SEGMENTS

    The following table sets forth operating segment income and assets for the periods shown. Adjustments represent the inclusion of unallocated realized investment gains (losses) and the recognition of income tax expense. There are no asset adjustments.

                                                                   OPERATING SEGMENT INCOME FOR THE
                                                                  THREE MONTHS ENDING MARCH 31, 1998
                                                    ---------------------------------------------------------------
                                                                                             SPECIALTY INSURANCE
                                                                                                   PRODUCTS
                                                               LIFE INSURANCE              ------------------------
                                                    -------------------------------------  DENTAL AND
                                                                 INDIVIDUAL                 CONSUMER     FINANCIAL
                                                    ACQUISITIONS    LIFE      WEST COAST    BENEFITS    INSTITUTIONS
                                                    -----------  -----------  -----------  -----------  -----------
Premiums and policy fees..........................   $  24,244    $  34,025    $   7,220    $  39,112    $  28,112
Net investment income.............................      26,732       14,020       15,012        3,857        6,244
Realized investment gains (losses)................
Other income......................................                       (3)                      599        2,790
                                                    -----------  -----------  -----------  -----------  -----------
  Total revenues..................................      50,976       48,042       22,232       43,568       37,146
                                                    -----------  -----------  -----------  -----------  -----------
Benefits and settlement expenses..................      29,105       27,197       15,395       28,318       15,167
Amortization of deferred policy acquisition
  costs...........................................       4,541        7,172          (12)       2,970        5,649
Other operating expenses..........................       5,458        7,566        2,391       10,205       12,271
                                                    -----------  -----------  -----------  -----------  -----------
  Total benefits and expenses.....................      39,104       41,935       17,774       41,493       33,087
                                                    -----------  -----------  -----------  -----------  -----------
Income before tax.................................      11,872        6,107        4,458        2,075        4,059

                                                   RETIREMENT SAVINGS AND
                                                    INVESTMENT PRODUCTS
                                                  ------------------------
                                                  GUARANTEED
                                                  INVESTMENT   INVESTMENT    CORPORATE                   TOTAL
                                                   CONTRACTS    PRODUCTS     AND OTHER   ADJUSTMENTS  CONSOLIDATED
                                                  -----------  -----------  -----------  -----------  ------------
Premiums and policy fees........................                $   4,062    $      92                 $  136,867
Net investment income...........................   $  53,435       26,218        3,723                    149,241
Realized investment gains (losses)..............        (433)         (87)                $     531            11
Other income....................................                      (63)         517                      3,840
                                                  -----------  -----------  -----------  -----------  ------------
  Total revenues................................      53,002       30,130        4,332          531       289,959
                                                  -----------  -----------  -----------  -----------  ------------
Benefits and settlement expenses................      44,656       20,269          283                    180,390
Amortization of deferred policy
  acquisition costs.............................         174        4,330            3                     24,827
Other operating expenses........................         185        3,641        1,038                     42,755
                                                  -----------  -----------  -----------  -----------  ------------
  Total benefits and expenses...................      45,015       28,240        1,324                    247,972
                                                  -----------  -----------  -----------  -----------  ------------
Income before tax...............................       7,987        1,890        3,008                     41,987
Income tax expense..............................                                             15,244        15,244
                                                                                                      ------------
  Net income....................................                                                       $   26,743
                                                                                                      ------------
                                                                                                      ------------

                       PROTECTIVE LIFE INSURANCE COMPANY

                                  (UNAUDITED)

NOTE C -- OPERATING SEGMENTS (CONTINUED)

                                                                    OPERATING SEGMENT INCOME FOR THE
                                                                   THREE MONTHS ENDING MARCH 31, 1997
                                                    -----------------------------------------------------------------
                                                                                               SPECIALTY INSURANCE
                                                                                                     PRODUCTS
                                                                LIFE INSURANCE               ------------------------
                                                    ---------------------------------------  DENTAL AND
                                                                 INDIVIDUAL                   CONSUMER     FINANCIAL
                                                    ACQUISITIONS    LIFE       WEST COAST     BENEFITS    INSTITUTIONS
                                                    -----------  -----------  -------------  -----------  -----------
Premiums and policy fees..........................   $  26,579    $  32,333           N/A     $  47,128    $  11,861
Net investment income.............................      27,531       12,904                       4,020        2,962
Realized investment gains (losses)................
Other income......................................                        2                         407           13
                                                    -----------  -----------                 -----------  -----------
  Total revenues..................................      54,110       45,239                      51,555       14,836
                                                    -----------  -----------                 -----------  -----------
Benefits and settlement expenses..................      28,451       25,759                      35,061        5,060
Amortization of deferred policy
  acquisition costs...............................       4,573        7,442                       1,560        3,707
Other operating expense...........................       5,931        5,764                      12,455        3,237
                                                    -----------  -----------                 -----------  -----------
  Total benefits and expenses.....................      38,955       38,965                      49,076       12,004
                                                    -----------  -----------                 -----------  -----------
Income before income tax..........................      15,155        6,274                       2,479        2,832

                                                   RETIREMENT SAVINGS AND
                                                    INVESTMENT PRODUCTS
                                                  ------------------------
                                                  GUARANTEED
                                                  INVESTMENT   INVESTMENT    CORPORATE                   TOTAL
                                                   CONTRACTS    PRODUCTS     AND OTHER   ADJUSTMENTS  CONSOLIDATED
                                                  -----------  -----------  -----------  -----------  ------------
Premiums and policy fees........................                $   2,424    $      52                 $  120,377
Net investment income...........................   $  51,609       25,838       (1,268)                   123,596
Realized investment gains (losses)..............        (724)         145                 $     161          (418)
Other...........................................                      (88)         473                        807
                                                  -----------  -----------  -----------  -----------  ------------
  Total revenues................................      50,885       28,319         (743)         161       244,362
                                                  -----------  -----------  -----------  -----------  ------------
Benefits and settlement expenses................      43,497       19,787           87                    157,702
Amortization of deferred policy
  acquisition costs.............................         131        3,409            5                     20,827
Other operating expenses........................       1,068        2,427        1,199                     32,081
                                                  -----------  -----------  -----------  -----------  ------------
  Total benefits and expenses...................      44,696       25,623        1,291                    210,610
                                                  -----------  -----------  -----------  -----------  ------------
Income before tax...............................       6,189        2,696       (2,034)                    33,752
Income tax expense..............................                                             11,571        11,571
                                                                                                      ------------
  Net income....................................                                                       $   22,181
                                                                                                      ------------
                                                                                                      ------------

                       PROTECTIVE LIFE INSURANCE COMPANY

                                  (UNAUDITED)

NOTE C -- OPERATING SEGMENTS (CONTINUED)

                                                                     OPERATING SEGMENT ASSETS
                                                                          MARCH 31, 1998
                                                ------------------------------------------------------------------
                                                                                            SPECIALTY INSURANCE
                                                                                                  PRODUCTS
                                                             LIFE INSURANCE               ------------------------
                                                ----------------------------------------  DENTAL AND
                                                               INDIVIDUAL                  CONSUMER     FINANCIAL
                                                ACQUISITIONS      LIFE       WEST COAST    BENEFITS    INSTITUTIONS
                                                ------------  ------------  ------------  -----------  -----------
Investments and other assets..................  $  1,363,992  $    983,167  $    919,246   $ 209,125    $ 529,817
Deferred policy acquisition costs.............       134,169       263,291       116,947      23,971       53,934
                                                ------------  ------------  ------------  -----------  -----------
  Total assets................................  $  1,498,161  $  1,246,458  $  1,036,193   $ 233,096    $ 583,751
                                                ------------  ------------  ------------  -----------  -----------
                                                ------------  ------------  ------------  -----------  -----------

                                                              RETIREMENT SAVINGS AND
                                                               INVESTMENT PRODUCTS
                                                            --------------------------
                                                             GUARANTEED
                                                             INVESTMENT    INVESTMENT   CORPORATE       TOTAL
                                                             CONTRACTS      PRODUCTS    AND OTHER   CONSOLIDATED
                                                            ------------  ------------  ----------  -------------
Investments and other assets..............................  $  2,867,976  $  2,508,166  $  579,362  $   9,960,851
Deferred policy acquisition costs.........................         1,708        58,683           6        652,709
                                                            ------------  ------------  ----------  -------------
  Total assets............................................  $  2,869,684  $  2,566,849  $  579,368  $  10,613,560
                                                            ------------  ------------  ----------  -------------
                                                            ------------  ------------  ----------  -------------

                                                                     OPERATING SEGMENT ASSETS
                                                                        DECEMBER 31, 1997
                                                ------------------------------------------------------------------
                                                                                            SPECIALTY INSURANCE
                                                                                                  PRODUCTS
                                                             LIFE INSURANCE               ------------------------
                                                ----------------------------------------  DENTAL AND
                                                               INDIVIDUAL                  CONSUMER     FINANCIAL
                                                ACQUISITIONS      LIFE       WEST COAST    BENEFITS    INSTITUTIONS
                                                ------------  ------------  ------------  -----------  -----------
Investments and other assets..................  $  1,401,294  $    960,316  $    910,030   $ 208,071    $ 536,058
Deferred policy acquisition costs.............       138,052       252,321       108,126      22,459       52,836
                                                ------------  ------------  ------------  -----------  -----------
  Total assets................................  $  1,539,346  $  1,212,637  $  1,018,156   $ 230,530    $ 588,894
                                                ------------  ------------  ------------  -----------  -----------
                                                ------------  ------------  ------------  -----------  -----------

                                                              RETIREMENT SAVINGS AND
                                                               INVESTMENT PRODUCTS
                                                            --------------------------
                                                             GUARANTEED
                                                             INVESTMENT    INVESTMENT   CORPORATE       TOTAL
                                                             CONTRACTS      PRODUCTS    AND OTHER   CONSOLIDATED
                                                            ------------  ------------  ----------  -------------
Investments and other assets..............................  $  2,887,732  $  2,313,279  $  525,896  $   9,742,676
Deferred policy acquisition costs.........................         1,785        56,074         952        632,605
                                                            ------------  ------------  ----------  -------------
  Total assets............................................  $  2,889,517  $  2,369,353  $  526,848  $  10,375,281
                                                            ------------  ------------  ----------  -------------
                                                            ------------  ------------  ----------  -------------

NOTE D -- STATUTORY REPORTING PRACTICES

    Financial statements prepared in conformity with generally accepted accounting principles (i.e., GAAP) differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. At March 31, 1998, and for the three months then ended, Protective Life

                       PROTECTIVE LIFE INSURANCE COMPANY

                                  (UNAUDITED)

NOTE D -- STATUTORY REPORTING PRACTICES (CONTINUED) and its life insurance subsidiaries had consolidated stockholder's equity and net income prepared in conformity with statutory reporting practices of $590.5 million and $24.9 million, respectively.

NOTE E -- INVESTMENTS

    As prescribed by Statement of Financial Accounting Standards ("SFAS") No. 115, certain investments are recorded at their market values with the resulting net unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax, recorded as a component of stockholder's equity. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the adoption of SFAS No. 115 does not affect Protective Life's operations, its reported stockholder's equity will fluctuate significantly as interest rates change.

    Protective Life's balance sheets at March 31, 1998 and December 31, 1997, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:

                                                                                MARCH 31, 1998  DECEMBER 31, 1997
                                                                                --------------  -----------------
                                                                                         (IN THOUSANDS)
Total investments.............................................................   $  7,938,832     $   7,876,952
Deferred policy acquisition costs.............................................        673,214           654,043
All other assets..............................................................      1,906,370         1,749,321
                                                                                --------------  -----------------
                                                                                 $ 10,518,416     $  10,280,316
                                                                                --------------  -----------------
                                                                                --------------  -----------------
Deferred income taxes.........................................................   $     13,243     $      16,179
All other liabilities.........................................................      9,521,200         9,307,085
                                                                                --------------  -----------------
                                                                                    9,534,443         9,323,264
Stockholder's equity..........................................................        983,973           957,052
                                                                                --------------  -----------------
                                                                                 $ 10,518,416     $  10,280,316
                                                                                --------------  -----------------
                                                                                --------------  -----------------

NOTE F -- ACCOUNTING POLICIES FOR DERIVATIVE FINANCIAL INSTRUMENTS

    Protective Life does not use derivative financial instruments for trading purposes. Combinations of futures contracts and options on treasury notes are currently being used as hedges for asset/liability management of certain investments, primarily mortgage loans on real estate, mortgage-backed securities, and liabilities arising from interest-sensitive products such as guaranteed investment contracts and individual annuities. Realized investment gains and losses on such contracts are deferred and amortized over the life of the hedged asset. At March 31, 1998, open option and open futures contracts with a notional amount of $1.2 billion were in a $0.6 million unrealized gain position. Additionally, Protective Life uses interest rate swap contracts to convert certain investments from a variable to a fixed rate of interest. At March 31, 1998, related open interest rate swap contracts with a notional amount of $75.3 million were in a $0.1 million unrealized gain position.

                       PROTECTIVE LIFE INSURANCE COMPANY

                                  (UNAUDITED)

NOTE G -- COMPREHENSIVE INCOME

    The following table sets forth Protective Life's comprehensive income for the three months ended March 31, 1998 and 1997:

                                                                                              THREE MONTHS ENDED
                                                                                             ---------------------
                                                                                               1998        1997
                                                                                             ---------  ----------
Net income.................................................................................  $  26,743  $   22,181
Increase (decrease) in net unrealized gains on investments (net of income tax: 1998 -- $83;
  1997 -- $(21,168)).......................................................................        107     (39,312)
Reclassification adjustment for amounts included in net income (net of
  income tax: 1998 -- $(4); 1997 -- $146)..................................................         (7)        272
                                                                                             ---------  ----------
Comprehensive income (loss)................................................................  $  26,843  $  (16,859)
                                                                                             ---------  ----------
                                                                                             ---------  ----------

NOTE H -- RECLASSIFICATIONS

    Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or stockholder's equity.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Stockholder
Protective Life Insurance Company
Birmingham, Alabama

    We have audited the consolidated financial statements and the financial statement schedules of Protective Life Insurance Company and Subsidiaries included on pages F-39 through F-65 and S-1 through S-2 of this registration statement on Form S-6. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Protective Life Insurance Company and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

                                          /s/ COOPERS & LYBRAND L.L.P.

February 11, 1998
Birmingham, Alabama

                       PROTECTIVE LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME

                             (DOLLARS IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31
                                                              -------------------------------
                                                                1997       1996       1995
                                                              ---------  ---------  ---------
REVENUES
  Premiums and policy fees (net of reinsurance ceded:
    1997-$334,899; 1996-$308,174; 1995-$333,173)............  $ 480,206  $ 462,050  $ 411,682
  Net investment income.....................................    557,488    498,781    458,433
  Realized investment gains.................................      1,824      5,510      1,951
  Other income..............................................      6,149      5,010      1,355
                                                              ---------  ---------  ---------
                                                              1,045,667    971,351    873,421
                                                              ---------  ---------  ---------
BENEFITS AND EXPENSES
  Benefits and settlement expenses (net of reinsurance
    ceded: 1997-$180,605; 1996-$215,424; 1995-$247,224).....    658,872    626,893    553,100
  Amortization of deferred policy acquisition costs.........    107,175     91,001     82,700
  Other operating expenses (net of reinsurance ceded:
    1997-$90,045; 1996-$81,839; 1995-$84,855)...............    129,870    128,148    119,888
                                                              ---------  ---------  ---------
                                                                895,917    846,042    755,688
                                                              ---------  ---------  ---------
INCOME BEFORE INCOME TAX....................................    149,750    125,309    117,733
INCOME TAX EXPENSE (BENEFIT)
  Current...................................................     66,283     44,908     47,009
  Deferred..................................................    (13,981)    (2,142)    (6,972)
                                                              ---------  ---------  ---------
                                                                 52,302     42,766     40,037
                                                              ---------  ---------  ---------
NET INCOME..................................................  $  97,448  $  82,543  $  77,696
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                DECEMBER 31
                                                                                           ---------------------
                                                                                              1997       1996
                                                                                           ----------  ---------
ASSETS
Investments:
  Fixed maturities, at market (amortized cost: 1997-$6,221,871; 1996-$4,648,525).........  $6,348,252  $4,662,997
  Equity securities, at market (cost: 1997-$24,983; 1996-$31,669)........................      15,006     35,250
  Mortgage loans on real estate..........................................................   1,313,478  1,503,781
  Investment real estate, net of accumulated depreciation (1997-$671; 1996-$911).........      13,469     14,172
  Policy loans...........................................................................     194,109    166,704
  Other long-term investments............................................................      54,704     29,193
  Short-term investments.................................................................      54,337    101,215
                                                                                           ----------  ---------
    Total investments....................................................................   7,993,355  6,513,312
Cash.....................................................................................      39,197    114,384
Accrued investment income................................................................      94,095     70,541
Accounts and premiums receivable, net of allowance for uncollectible amounts
  (1997-$5,292; 1996-$2,525).............................................................      42,255     43,469
Reinsurance receivables..................................................................     591,457    332,614
Deferred policy acquisition costs........................................................     632,605    488,201
Property and equipment, net..............................................................      36,407     35,489
Other assets.............................................................................      14,445     14,636
Assets related to separate accounts......................................................     931,465    550,697
                                                                                           ----------  ---------
                                                                                           $10,375,281 $8,163,343
                                                                                           ----------  ---------
                                                                                           ----------  ---------
LIABILITIES
Policy liabilities and accruals:
  Future policy benefits and claims......................................................  $3,324,294  $2,448,449
  Unearned premiums......................................................................     396,696    257,553
                                                                                           ----------  ---------
                                                                                            3,720,990  2,706,002
Guaranteed investment contract deposits..................................................   2,684,676  2,474,728
Annuity deposits.........................................................................   1,511,553  1,331,067
Other policyholders' funds...............................................................     183,324    142,221
Other liabilities........................................................................     246,081    117,847
Accrued income taxes.....................................................................         941      1,854
Deferred income taxes....................................................................      49,417     37,722
Indebtedness to related parties..........................................................      28,055     25,014
Liabilities related to separate accounts.................................................     931,465    550,697
                                                                                           ----------  ---------
    Total liabilities....................................................................   9,356,502  7,387,152
                                                                                           ----------  ---------
COMMITMENTS AND CONTINGENT LIABILITIES -- NOTE G
STOCKHOLDER'S EQUITY
Preferred Stock, $1.00 par value, shares authorized and issued: 2,000, liquidation preference
  $2,000.................................................................................           2          2
Common Stock, $1.00 par value............................................................       5,000      5,000
  Shares authorized and issued: 5,000,000
Additional paid-in capital...............................................................     327,992    237,992
Note receivable from PLC Employee Stock Ownership Plan...................................      (5,378)    (5,579)
Retained earnings........................................................................     629,436    532,088
Accumulated other comprehensive income
  Net unrealized gains on investments (net of income tax: 1997-$33,238; 1996-$3,601).....      61,727      6,688
                                                                                           ----------  ---------
    Total stockholder's equity...........................................................   1,018,779    776,191
                                                                                           ----------  ---------
                                                                                           $10,375,281 $8,163,343
                                                                                           ----------  ---------
                                                                                           ----------  ---------

                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  NOTE
                                                                  ADDITIONAL   RECEIVABLE             NET UNREALIZED       TOTAL
                                           PREFERRED     COMMON    PAID-IN      FROM PLC    RETAINED  GAINS (LOSSES)   STOCKHOLDER'S
                                             STOCK        STOCK    CAPITAL        ESOP      EARNINGS  ON INVESTMENTS      EQUITY
                                          ------------   -------  ----------   ----------   --------  --------------   -------------
Balance, December 31, 1994..............                 $5,000    $126,494     $(5,936)    $377,049    $(107,532)      $  395,075
                                                                                                                       -------------
  Net income for 1995...................                                                     77,696                         77,696
  Increase in net unrealized gains on
    investments (net of income tax:
    $89,742)............................                                                                  166,663          166,663
  Reclassification adjustment for
    amounts included in net income (net
    of income tax: $(683))..............                                                                   (1,268)          (1,268)
                                                                                                                       -------------
  Comprehensive income for 1995.........                                                                                   243,091
                                                                                                                       -------------
  Common dividends ($1.00 per
    share)..............................                                                     (5,000 )                       (5,000)
  Preferred dividends ($50 per share)...                                                       (100 )                         (100)
  Capital contribution from PLC.........                             18,000                                                 18,000
  Decrease in note receivable form
    PLC ESOP............................                                            171                                        171
                                               ---       -------  ----------   ----------   --------  --------------   -------------
Balance, December 31, 1995..............                  5,000     144,494      (5,765)    449,645        57,863          651,237
                                                                                                                       -------------
  Net income for 1996...................                                                     82,543                         82,543
  Decrease in net unrealized gains on
    investments (net of income tax:
    $(25,627)...........................                                                                  (47,593)         (47,593)
  Reclassification adjustment for
    amounts included in net income (net
    of income tax: $(1,928))............                                                                   (3,582)          (3,582)
                                                                                                                       -------------
  Comprehensive income for 1996.........                                                                                    31,368
                                                                                                                       -------------
  Redemption feature of preferred
    stock removed-Note I................      $  2                    1,998                                                  2,000
  Preferred dividends ($50 per share)...                                                       (100 )                         (100)
  Capital contribution from PLC.........                             91,500                                                 91,500
  Decrease in note receivable from
    PLC ESOP............................                                            186                                        186
                                               ---       -------  ----------   ----------   --------  --------------   -------------
Balance, December 31, 1996..............         2        5,000     237,992      (5,579)    532,088         6,688          776,191
                                                                                                                       -------------
  Net income for 1997...................                                                     97,448                         97,448
  Increase in net unrealized gains on
    investments (net of income tax-
    $30,275)............................                                                                   56,225           56,225
  Reclassification adjustment for
    amounts included in net income (net
    of income tax: $(638))..............                                                                   (1,186)          (1,186)
                                                                                                                       -------------
  Comprehensive income for 1997.........                                                                                   152,487
                                                                                                                       -------------
  Preferred dividends ($50 per share)...                                                       (100 )                         (100)
  Capital contribution from PLC.........                             90,000                                                 90,000
  Decrease in note receivable from
    PLC ESOP............................                                            201                                        201
                                               ---       -------  ----------   ----------   --------  --------------   -------------
Balance, December 31, 1997..............      $  2       $5,000    $327,992     $(5,378)    $629,436    $  61,727       $1,018,779
                                               ---       -------  ----------   ----------   --------  --------------   -------------
                                               ---       -------  ----------   ----------   --------  --------------   -------------

                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                            DECEMBER 31
                                                                               -------------------------------------
                                                                                  1997         1996         1995
                                                                               -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income.................................................................  $    97,448  $    82,543  $    77,696
  Adjustments to reconcile net income to net cash provided by operating activities:
    Amortization of deferred policy acquisition costs........................      107,175       91,001       84,501
    Capitalization of deferred policy acquisition costs......................     (135,211)     (77,078)     (89,266)
    Depreciation expense.....................................................        5,124        5,333        4,317
    Deferred income taxes....................................................      (17,918)      (2,442)      (6,971)
    Accrued income taxes.....................................................       (5,558)         893        5,537
    Interest credited to universal life and investment products..............      299,004      280,377      286,710
    Policy fees assessed on universal life and investment products...........     (131,582)    (116,401)    (100,840)
    Change in accrued investment income and other receivables................     (158,798)     (70,987)    (161,924)
    Change in policy liabilities and other policyholder funds of
      traditional life and health products...................................      279,522      133,621      201,353
    Change in other liabilities..............................................       65,393        7,209       (3,270)
    Other (net)..............................................................       (1,133)      (4,281)      (6,634)
                                                                               -----------  -----------  -----------
Net cash provided by operating activities....................................      403,466      329,788      291,209
                                                                               -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Maturities and principal reduction of investments:
    Investments available for sale...........................................    6,462,663    1,327,323    2,014,060
    Other....................................................................      324,242      168,898       78,568
  Sale of investments:
    Investment available for sale............................................    1,108,058    1,569,119    1,523,454
    Other....................................................................      695,270      568,218      141,184
  Cost of investments acquired:
    Investments available for sale...........................................   (8,428,804)  (3,798,631)  (3,626,877)
    Other....................................................................     (718,335)    (400,322)    (540,648)
  Acquisitions and bulk reinsurance assumptions..............................     (169,124)     264,126
  Purchase of property and equipment.........................................       (6,087)      (6,899)      (5,629)
  Sale of property and equipment.............................................        2,681          288          286
                                                                               -----------  -----------  -----------
Net cash used in investing activities........................................     (729,436)    (307,880)    (415,602)
                                                                               -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings under line of credit arrangements and long-term debt............    1,159,538      941,438    1,162,700
  Capital contribution from PLC..............................................       90,000       91,500       18,000
  Principal payments on line of credit arrangements and long-term debt.......   (1,159,538)    (941,438)  (1,162,700)
  Principal payment on surplus note to PLC...................................       (4,693)     (10,000)      (4,750)
  Dividends to stockholder...................................................         (100)        (100)      (5,100)
  Investment product deposits and change in universal life deposits..........      910,659      949,122      908,063
  Investment product withdrawals.............................................     (745,083)    (944,244)    (785,622)
                                                                               -----------  -----------  -----------
Net cash provided by financing activities....................................      250,783       86,278      130,591
                                                                               -----------  -----------  -----------
INCREASE (DECREASE) IN CASH..................................................      (75,187)     108,186        6,198
CASH AT BEGINNING OF YEAR....................................................      114,384        6,198            0
                                                                               -----------  -----------  -----------
CASH AT END OF YEAR..........................................................  $    39,197  $   114,384  $     6,198
                                                                               -----------  -----------  -----------
                                                                               -----------  -----------  -----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year:
    Interest on debt.........................................................  $     4,343  $     4,633  $     6,029
    Income taxes.............................................................  $    57,215  $    43,478  $    41,397
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
  Reduction of principal on note from ESOP...................................  $       201  $       186  $       171
  Acquisitions and bulk reinsurance assumptions
    Assets acquired..........................................................  $ 1,114,832  $   296,935  $       613
    Liabilities assumed......................................................     (902,267)    (364,862)     (21,800)
                                                                               -----------  -----------  -----------
    Net......................................................................  $   212,565  $   (67,927) $   (21,187)
                                                                               -----------  -----------  -----------
                                                                               -----------  -----------  -----------

                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The accompanying consolidated financial statements of Protective Life Insurance Company and subsidiaries ("Protective") are prepared on the basis of generally accepted accounting principles. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note B.)

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses.

    ENTITIES INCLUDED

    The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Insurance Company and its wholly-owned subsidiaries. Protective is a wholly-owned subsidiary of Protective Life Corporation ("PLC"), an insurance holding company.

    NATURE OF OPERATIONS

    Protective produces, distributes, and services a diverse array of life insurance, specialty insurance and retirement savings and investment products. Protective markets individual life insurance, dental insurance and managed care services, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, and fixed and variable annuities throughout the United States. Protective also maintains a separate division devoted exclusively to the acquisition of insurance policies from other companies.

    The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings, and other factors.

    RECENTLY ISSUED ACCOUNTING STANDARDS

    In 1996 Protective adopted Statement of Financial Accounting Standards ("SFAS") No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts;" SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of;" and SFAS No. 122, "Accounting for Mortgage Servicing Rights." In 1997 Protective adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities;" SFAS No. 130, "Reporting Comprehensive Income;" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

    SFAS No. 130 requires the presentation of comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Protective has reconfigured the Consolidated Statements of Stockholder's Equity presented herein in accordance with this Statement. SFAS No. 131 requires additional disclosures with respect to Protective's operating segments.

    The adoption of these accounting standards did not have a material effect on Protective's financial statements but has resulted in changed disclosure and financial statement presentation.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INVESTMENTS

    Protective has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale."

    Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

    - Fixed maturities (bonds, bank loan participations, and redeemable preferred stocks) -- at current market value.

    - Equity securities (common and nonredeemable preferred stocks) -- at current market value.

    - Mortgage loans on real estate -- at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.

    - Investment real estate -- at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.

    - Policy loans -- at unpaid balances.

    - Other long-term investments -- at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.

    - Short-term investments -- at cost, which approximates current market value.

    Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $3.1 million in bank deposits voluntarily restricted as to withdrawal.

    As prescribed by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," certain investments are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax reported as a component of stockholder's equity. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the adoption of SFAS No. 115 does not affect Protective's operations, its reported stockholder's equity will fluctuate significantly as interest rates change.

    Protective's balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:

                                                                       1997           1996
                                                                   -------------  ------------
Total investments................................................  $   7,876,952  $  6,495,259
Deferred policy acquisition costs................................        654,043       495,965
All other assets.................................................      1,749,321     1,161,830
                                                                   -------------  ------------
                                                                   $  10,280,316  $  8,153,054
                                                                   -------------  ------------
                                                                   -------------  ------------
Deferred income taxes............................................  $      16,179  $     34,121
All other liabilities............................................      9,307,085     7,349,430
                                                                   -------------  ------------
                                                                       9,323,264     7,383,551
Stockholder's equity.............................................        957,052       769,503
                                                                   -------------  ------------
                                                                   $  10,280,316  $  8,153,054
                                                                   -------------  ------------
                                                                   -------------  ------------

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

    DERIVATIVE FINANCIAL INSTRUMENTS

    Protective does not use derivative financial instruments for trading purposes. Combinations of futures contracts and options on treasury notes are currently being used as hedges for asset/liability management of certain investments, primarily mortgage loans on real estate, mortgage-backed securities, and liabilities arising from interest-sensitive products such as guaranteed investment contracts and individual annuities. Realized investment gains and losses on such contracts are deferred and amortized over the life of the hedged asset. Net realized gains of $1.5 million and net realized losses of $0.2 million were deferred in 1997 and 1996 respectively. At December 31, 1997 and 1996, options and open futures contracts with notional amounts of $925.0 million and $805.0 million, respectively, had net unrealized losses of $0.4 million and $1.9 million respectively.

    Protective uses interest rate swap contracts to convert certain investments from a variable to a fixed rate of interest. At December 31, 1997, related open interest rate swap contracts with a notional amount of $95.3 million were in a $0.1 million net unrealized loss position. At December 31, 1996, related open interest rate swap contracts with a notional amount of $150.3 million were in a $0.7 million net unrealized loss position.

    In connection with a commercial mortgage loan securitization, Protective entered into interest rate swap contracts converting a fixed rate of interest to a floating rate of interest and converting a floating rate of interest to a fixed rate of interest with notional amounts at December 31, 1997, of $332.4 million and $200.0 million, respectively. In the aggregate, there were no net unrealized gains or losses associated with these swap contracts at December 31, 1997.

    CASH

    Cash includes all demand deposits reduced by the amount of outstanding checks and drafts.

    PROPERTY AND EQUIPMENT

    Property and equipment are reported at cost. Protective primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Property and equipment consisted of the following at December 31:

                                                                            1997       1996
                                                                          ---------  ---------
Home office building....................................................  $  37,459  $  36,586
Other, principally furniture and equipment..............................     46,937     35,401
                                                                          ---------  ---------
                                                                             84,396     71,987
Accumulated depreciation................................................     47,989     36,498
                                                                          ---------  ---------
                                                                          $  36,407  $  35,489
                                                                          ---------  ---------
                                                                          ---------  ---------

    SEPARATE ACCOUNTS

    Protective operates separate accounts, some in which Protective bears the investment risk and others in which the investments risk rests with the contractholder. The assets and liabilities related to separate accounts in which Protective does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

    REVENUES, BENEFITS, CLAIMS, AND EXPENSES

    Traditional Life and Health Insurance Products -- Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits and include whole life insurance policies, term life insurance policies, limited-payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

    Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on Protective's experience modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions are graded and range from 2.5% to 7.0%. The liability for future policy benefits and claims on traditional life and health insurance products includes estimated unpaid claims that have been reported to Protective and claims incurred but not yet reported. Policy claims are charged to expense in the period that the claims are incurred.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Activity in the liability for unpaid claims is summarized as follows:

                                                              1997        1996        1995
                                                           ----------  ----------  ----------
Balance beginning of year................................  $  108,159  $   73,642  $   79,462
  Less reinsurance.......................................       6,423       3,330       5,024
                                                           ----------  ----------  ----------
Net balance beginning of year............................     101,736      70,312      74,438
                                                           ----------  ----------  ----------
Incurred related to:
Current year.............................................     258,322     275,524     216,839
Prior year...............................................     (14,540)     (2,417)     (4,038)
                                                           ----------  ----------  ----------
  Total incurred.........................................     243,782     273,107     212,801
                                                           ----------  ----------  ----------
Paid related to:
Current year.............................................     203,381     197,163     164,321
Prior year...............................................      58,104      57,812      48,834
                                                           ----------  ----------  ----------
  Total paid.............................................     261,485     254,975     213,155
                                                           ----------  ----------  ----------
Other changes:
  Acquisitions and reserve transfers.....................       3,415      13,292      (3,772)
                                                           ----------  ----------  ----------
Net balance end of year..................................      87,448     101,736      70,312
  Plus reinsurance.......................................      18,673       6,423       3,330
                                                           ----------  ----------  ----------
Balance end of year......................................  $  106,121  $  108,159  $   73,642
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

    - Universal Life and Investment Products -- Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Revenues for universal life and investment products consist of policy fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. That is, universal life and investment product deposits are not considered revenues in accordance with generally accepted accounting principles. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life and investment products ranged from 3.0% to 9.4% in 1997.

      At December 31, 1997, Protective estimates the fair value of its guaranteed investment contracts to be $2,687.3 million using discounted cash flows. The surrender value of Protective's annuities which approximates fair value was $1,494.6 million.

    - Policy Acquisition Costs -- Commissions and other costs of acquiring traditional life and health insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to total anticipated premium income. Acquisition costs for universal life and investment products are being amortized over the lives of the

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     policies in relation to the present value of estimated gross profits from surrender charges and investment, mortality, and expense margins. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," Protective makes certain assumptions regarding the mortality, persistency, expenses, and interest rates it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from initial assumptions. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with Protective's universal life and investment products had been realized.

    The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. For acquisitions occurring after 1988, Protective amortizes the present value of future profits over the premium payment period including accrued interest at 8%. The unamortized present value of future profits for such acquisitions was approximately $261.9 million and $149.9 million at December 31, 1997 and 1996, respectively. During 1996 $69.2 million of present value of future profits on acquisitions made during the year was capitalized and $21.8 million was amortized. During 1997 $136.2 million of present value of future profits on acquisitions made during the year was capitalized, and $24.2 million was amortized. The unamortized present value of future profits for all acquisitions was $274.9 million at December 31, 1997 and $167.6 million at December 31, 1996.

    PARTICIPATING POLICIES

    Participating business comprises approximately 1% of the individual life insurance in force and 2% of the individual life insurance premium income. Policyholder dividends totaled $4.6 million in 1997, $4.1 million in 1996, and $2.6 million in 1995.

    INCOME TAXES

    Protective uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the bases of assets and liabilities determined for financial reporting purposes and the bases determined for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

    RECLASSIFICATIONS

    Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on net income, total assets, or stockholder's equity.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE B -- RECONCILIATION WITH STATUTORY REPORTING PRACTICES

    Financial statements prepared in conformity with generally accepted accounting principals ("GAAP") differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred, (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions, (c) deferred income taxes are provided for temporary differences between financial and taxable earnings, (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to stockholder's equity, (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted items), (f) certain items of interest income, principally accrual of mortgage and bond discounts are amortized differently, and (g) bonds are stated at market instead of amortized cost.

    The reconciliations of net income and stockholder's equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:

                                                 NET INCOME                  STOCKHOLDER'S EQUITY
                                       -------------------------------  -------------------------------
                                         1997       1996       1995       1997       1996       1995
                                       ---------  ---------  ---------  ---------  ---------  ---------
In conformity with statutory
  reporting practices: (1)...........  $ 134,417  $ 102,337  $ 115,259  $ 579,111  $ 456,320  $ 324,416
Additions (deductions) by
  adjustment:
  Deferred policy acquisition
    costs, net of amortization.......     10,310     (2,830)      (765)   632,605    488,201    410,183
  Deferred income tax................     13,981      2,142      6,972    (49,417)   (37,722)   (67,420)
  Asset Valuation Reserve............                                      67,369     64,233    105,769
  Interest Maintenance Reserve.......     (1,434)    (2,142)    (1,235)     9,809     17,682     14,412
  Nonadmitted items..................                                      30,500     21,610     20,603
  Other timing and valuation
    adjustments......................    (54,494)   (11,210)   (45,028)  (215,448)  (197,227)  (108,495)
  Noninsurance affiliates............     17,530     11,104        (22)        (4)         4         (9)
  Consolidation elimination..........    (22,862)   (16,858)     2,515    (35,746)   (36,910)   (46,222)
                                       ---------  ---------  ---------  ---------  ---------  ---------
In conformity with generally
  accepted accounting principles.....  $  97,448  $  82,543  $  77,696  $1,018,779 $ 776,191  $ 653,237
                                       ---------  ---------  ---------  ---------  ---------  ---------
                                       ---------  ---------  ---------  ---------  ---------  ---------

------------------------

(1) Consolidated

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE C -- INVESTMENT OPERATIONS

    Major categories of net investment income for the years ended December 31 are summarized as follows:

                                                              1997        1996        1995
                                                           ----------  ----------  ----------
Fixed maturities.........................................  $  396,255  $  310,353  $  272,942
Equity securities........................................       1,186       2,124       1,338
Mortgage loans on real estate............................     161,604     153,463     162,135
Investment real estate...................................       2,004       1,875       1,855
Policy loans.............................................      11,370      10,378       8,958
Other, principally short-term investments................      21,876      51,637      40,348
                                                           ----------  ----------  ----------
                                                              594,295     529,830     487,576
Investment expenses......................................      36,807      31,049      29,143
                                                           ----------  ----------  ----------
                                                           $  557,488  $  498,781  $  458,433
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

    Realized investment gains (losses) for the years ended December 31 are summarized as follows:

Fixed maturities..............................  $  (8,355) $  (7,101) $   6,118
Equity securities.............................      5,975      1,733         44
Mortgage loans and other investments..........      4,204     10,878     (4,211)
                                                ---------  ---------  ---------
                                                $   1,824  $   5,510  $   1,951
                                                ---------  ---------  ---------
                                                ---------  ---------  ---------

    Protective has established an allowance for uncollectible amounts on investments. The allowance totaled $23.0 million at December 31, 1997 and $30.9 million at December 31, 1996. Additions and reductions to the allowance are included in realized investment gains (losses). Without such additions/ reductions, Protective had net realized investment losses of $6.1 million in 1997, net realized investment gains of $3.7 million in 1996, and net realized investment losses of $0.5 million in 1995.

    In 1997, gross gains on the sale of investments available for sale (fixed maturities, equity securities and short-term investments) were $21.3 million and gross losses were $23.5 million. In 1996, gross gains were $6.9 million and gross losses were $11.8 million. In 1995, gross gains were $18.0 million and gross losses were $11.8 million.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE C -- INVESTMENT OPERATIONS (CONTINUED)

    The amortized cost and estimated market values of Protective's investments classified as available for sale at December 31 are as follows:

                                                                                GROSS        GROSS      ESTIMATED
                                                                AMORTIZED    UNREALIZED   UNREALIZED      MARKET
1997                                                               COST         GAINS       LOSSES        VALUES
-------------------------------------------------------------  ------------  -----------  -----------  ------------
Fixed maturities:
  Bonds:
    Mortgage-backed..........................................  $  2,982,266   $  54,103    $  16,577   $  3,019,792
    United States Government and authorities.................       160,484       1,366            0        161,850
    States, municipalities, and political
      subdivisions...........................................        31,621         532            0         32,153
    Public utilities.........................................       481,679       7,241            0        488,920
    Convertibles and bonds with warrants.....................           694           0          168            526
    All other corporate bonds................................     2,559,186      80,903        1,019      2,639,070
  Redeemable preferred stocks................................         5,941           0            0          5,941
                                                               ------------  -----------  -----------  ------------
                                                                  6,221,871     144,145       17,764      6,348,252
Equity securities............................................        24,983         300       10,277         15,006
Short-term investments.......................................        54,337           0            0         54,337
                                                               ------------  -----------  -----------  ------------
                                                               $  6,301,190   $ 144,445    $  28,041   $  6,417,595
                                                               ------------  -----------  -----------  ------------
                                                               ------------  -----------  -----------  ------------

                                                                                GROSS        GROSS      ESTIMATED
                                                                AMORTIZED    UNREALIZED   UNREALIZED      MARKET
1996                                                               COST         GAINS       LOSSES        VALUES
-------------------------------------------------------------  ------------  -----------  -----------  ------------
Fixed maturities:
  Bonds:
    Mortgage-backed..........................................  $  2,192,978   $  29,925    $  20,810   $  2,202,093
    United States Government and authorities.................       348,318         661        1,377        347,602
    States, municipalities, and political
      subdivisions...........................................         5,515          47            9          5,553
    Public utilities.........................................       364,692       2,205          337        366,560
    Convertibles and bonds with warrants.....................           679           0          158            521
    All other corporate bonds................................     1,679,276      33,879       29,388      1,683,767
  Bank loan participations...................................        49,829           0            0         49,829
  Redeemable preferred stocks................................         7,238          60          226          7,072
                                                               ------------  -----------  -----------  ------------
                                                                  4,648,525      66,777       52,305      4,662,997
Equity securities............................................        31,669       9,570        5,989         35,250
Short-term investments.......................................       101,215           0            0        101,215
                                                               ------------  -----------  -----------  ------------
                                                               $  4,781,409   $  76,347    $  58,294   $  4,799,462
                                                               ------------  -----------  -----------  ------------
                                                               ------------  -----------  -----------  ------------

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE C -- INVESTMENT OPERATIONS (CONTINUED)
    The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown below. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

                                                                                   ESTIMATED
                                                                     AMORTIZED       MARKET
1997                                                                    COST         VALUES
------------------------------------------------------------------  ------------  ------------
Due in one year or less...........................................  $    456,248  $    460,994
Due after one year through five years.............................     2,774,769     2,815,553
Due after five years through ten years............................     2,377,989     2,440,193
Due after ten years...............................................       612,865       631,512
                                                                    ------------  ------------
                                                                    $  6,221,871  $  6,348,252
                                                                    ------------  ------------
                                                                    ------------  ------------

                                                                                   ESTIMATED
                                                                     AMORTIZED       MARKET
1996                                                                    COST         VALUES
------------------------------------------------------------------  ------------  ------------
Due in one year or less...........................................  $    417,463  $    420,774
Due after one year through five years.............................     1,547,805     1,546,278
Due after five years through ten years............................     2,090,149     2,095,781
Due after ten years...............................................       593,108       600,164
                                                                    ------------  ------------
                                                                    $  4,648,525  $  4,662,997
                                                                    ------------  ------------
                                                                    ------------  ------------

    The approximate percentage distribution of Protective's fixed maturity investments by quality rating at December 31 is as follows:

RATING                                                                         1997       1996
---------------------------------------------------------------------------  ---------  ---------
AAA........................................................................       41.1%      48.3%
AA.........................................................................        4.8        4.4
A..........................................................................       29.1       22.6
BBB
  Bonds....................................................................       21.9       21.1
  Bank loan participations.................................................                   0.1
BB or Less
  Bonds....................................................................        3.0        2.5
  Bank loan participations.................................................                   0.9
Redeemable preferred stocks................................................        0.1        0.1
                                                                             ---------  ---------
                                                                                 100.0%     100.0%
                                                                             ---------  ---------
                                                                             ---------  ---------

At December 31, 1997 and 1996, Protective had bonds which were rated less than investment grade of $195.2 million and $117.5 million, respectively, having an amortized cost of $193.6 million and $137.0 million, respectively. At December 31, 1997, approximately $89.6 million of the bonds rates less than investment grade were securities issued in company-sponsored commercial mortgage loan securitizations. Additionally, Protective had bank loan participations at December 31, 1996 which were rated less than investment grade of $43.6 million having an amortized cost of $43.6 million.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE C -- INVESTMENT OPERATIONS (CONTINUED)
    The change in unrealized gains (losses), net of income tax on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

                                                              1997        1996        1995
                                                           ----------  ----------  -----------
Fixed maturities.........................................  $   72,741  $  (56,898) $   199,024
Equity securities........................................  $   (8,813) $      207  $     2,740

    At December 31, 1997, all of Protective's mortgage loans were commercial loans of which 75% were retail, 9% were apartments, 7% were office buildings, and 7% were warehouses. Protective specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 5% of mortgage loans. Approximately 84% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Florida, Georgia, Texas, North Carolina, Alabama, Virginia, South Carolina, Tennessee, Kentucky, California, Maryland, Mississippi, Ohio, Michigan, and Indiana.

    Many of the mortgage loans have call provisions after five to seven years. Assuming the loans are called at their next call dates, approximately $76.7 million would become due in 1998, $434.4 million in 1999 to 2002, and $129.7 million in 2003 to 2007.

    At December 31, 1997, the average mortgage loan was $1.6 million, and the weighted average interest rate was 8.8%. The largest single mortgage loan was $12.8 million. While Protective's mortgage loans do not have quoted market values, at December 31, 1997 and 1996, Protective estimates the market value of its mortgage loans to be $1,405.5 million and $1,581.7 million, respectively, using discounted cash flows from the next call date.

    At December 31, 1997 and 1996, Protective's problem mortgage loans and foreclosed properties totaled $17.7 million and $23.7 million, respectively. Protective's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on Protective's evaluation of its mortgage loan portfolio, Protective does not expect any material losses on its mortgage loans.

    Certain investments, principally real estate, with a carrying value of $6.7 million were nonincome producing for the twelve months ended December 31, 1997.

    Protective believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits. Policy loan interest rates generally range from 4.5% to 8.0%. The fair values of Protective's other long-term investments approximate cost.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE D -- FEDERAL INCOME TAXES

    Protective's effective income tax rate varied from the maximum federal income tax rate as follows:

                                                              1997   1996   1995
                                                              -----  -----  -----
Statutory federal income tax rate applied to pretax
  income....................................................   35.0%  35.0%  35.0%
Dividends received deduction and tax-exempt interest........   (0.2)  (0.4)  (0.5)
Low-income housing credit...................................   (0.6)  (0.6)  (0.7)
Tax benefits arising from prior acquisitions and other
  adjustments...............................................    0.7    0.1    0.2
                                                              -----  -----  -----
Effective income tax rate...................................   34.9%  34.1%  34.0%
                                                              -----  -----  -----
                                                              -----  -----  -----

    The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

    Details of the deferred income tax provision for the years ended December 31 are as follows:

                                                                                   1997        1996        1995
                                                                                ----------  ----------  ----------
Deferred policy acquisition costs.............................................  $    7,054  $   15,542  $  (11,606)
Benefit and other policy liability changes....................................     (23,564)    (16,321)     52,496
Temporary differences of investment income....................................       2,516      (1,163)    (34,175)
Other items...................................................................          13        (200)    (13,687)
                                                                                ----------  ----------  ----------
                                                                                $  (13,981) $   (2,142) $   (6,972)
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

    The components of Protective's net deferred income tax liability as of December 31 were as follows:

                                                                                               1997        1996
                                                                                            ----------  ----------
Deferred income tax assets:
  Policy and policyholder liability reserves..............................................  $  138,701  $   80,151
  Other...................................................................................       1,029       2,503
                                                                                            ----------  ----------
                                                                                               139,730      82,654
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Deferred income tax liabilities:
  Deferred policy acquisition costs.......................................................     150,895     117,696
  Unrealized gain on investments..........................................................      38,252       2,680
                                                                                            ----------  ----------
                                                                                               189,147     120,376
                                                                                            ----------  ----------
  Net deferred income tax liability.......................................................  $   49,417  $   37,722
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    Under pre-1984 life insurance company income tax laws, a portion of Protective's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 1997 was approximately $73 million. Should the accumulation in the Policyholders' Surplus account exceed certain stated maximums, or should distributions including cash dividends be made to PLC in excess of approximately $727 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE D -- FEDERAL INCOME TAXES (CONTINUED)
Protective does not anticipate involuntarily paying income tax on amounts in the Policyholders' Surplus accounts.

    Protective's income tax returns are included in the consolidated income tax returns of PLC. The allocation of income tax liabilities among affiliates is based upon separate income tax return calculations.

NOTE E -- DEBT

    At December 31, 1997, PLC had no borrowings outstanding under a term note that contains, among other provisions, requirements for maintaining certain financial ratios, and restrictions on indebtedness incurred by PLC's subsidiaries including Protective. Additionally, PLC, on a consolidated basis, cannot incur debt in excess of 50% of its total capital.

    Protective has arranged sources of credit to temporarily fund scheduled investment commitments. Protective expects that the rate received on its investments will equal or exceed its borrowing rate. Protective had no such temporary borrowings outstanding at December 31, 1997 and 1996.

    Included in indebtedness to related parties is a surplus debenture issued by Protective to PLC. At December 31, 1997, the balance of the surplus debenture was $20.0 million. The debenture matures in 2003.

    Indebtedness to related parties also consists of payables to affiliates under control of PLC in the amount of $8.1 million at December 31, 1997. Protective routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly.

    Interest expense on borrowed money totaled $4.3 million, $4.6 million, and $6.0 million, in 1997, 1996, and 1995, respectively.

NOTE F -- RECENT ACQUISITIONS

    In January 1996 Protective acquired through coinsurance a block of life insurance policies. In June 1996 Protective acquired through coinsurance a block of credit life insurance policies. In December 1996 Protective acquired a small life insurance company and acquired through coinsurance a block of life insurance policies.

    In June 1997, Protective acquired West Coast Life Insurance Company ("West Coast"). In September 1997, Protective acquired the Western Diversified Group. In October 1997, Protective coinsured a block of credit policies.

    These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since the effective dates of the agreements.

    Summarized below are the consolidated results of operations of 1997 and 1996, on an unaudited pro forma basis, as if the West Coast and Western Diversified Group acquisitions had occurred as of January 1, 1996. The pro forma information is based on Protective's consolidated results of operations for 1997 and 1996 and on data provided by the respective companies, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE F -- RECENT ACQUISITIONS (CONTINUED) would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

                                                                                            1997          1996
                                                                                        ------------  ------------
  Total revenues......................................................................  $  1,133,962  $  1,126,096
  Net income..........................................................................  $    100,621  $     88,774

NOTE G -- COMMITMENTS AND CONTINGENT LIABILITIES

    Under insurance guaranty fund laws, in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

    A number of civil jury verdicts have been returned against life and health insurers in the jurisdictions in which Protective does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In addition, in some class action and other lawsuits involving insurers' sales practices, insurers have made material settlement payments. In some states (including Alabama), juries have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. Protective and its subsidiaries, like other life and health insurers, in the ordinary course of business, are involved in such litigation. Although the outcome of any litigation cannot be predicted with certainty, Protective believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of Protective.

NOTE H -- STOCKHOLDER'S EQUITY AND RESTRICTIONS

    At December 31, 1997, approximately $483 million of consolidated stockholder's equity excluding net unrealized gains and losses represented net assets of Protective that cannot be transferred in the form of dividends, loans, or advances to PLC. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to PLC by Protective in 1998 is estimated to be $154 million.

NOTE I -- PREFERRED STOCK

    PLC owns all of the 2,000 shares of preferred stock issued by Protective's subsidiary, American Foundation. During 1996, American Foundation's articles of incorporation were amended such that the preferred stock is redeemable solely at the discretion of American Foundation. The stock pays, when and if declared, annual minimum cumulative dividends of $50 per share, and noncumulative participating

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE I -- PREFERRED STOCK (CONTINUED)
dividends to the extent American Foundation's statutory earnings for the immediately preceding fiscal year exceed $1 million. Dividends of $0.1 million were paid to PLC in 1997, 1996, and 1995.

NOTE J -- RELATED PARTY MATTERS

    On August 6, 1990, PLC announced that its Board of Directors approved the formation of an Employee Stock Ownership Plan ("ESOP"). On December 1, 1990, Protective transferred to the ESOP 520,000 shares of PLC's common stock held by it in exchange for a note. The outstanding balance of the note, $5.4 million at December 31, 1997, is accounted for as a reduction to stockholder's equity. The stock will be used to match employee contributions to PLC's existing 401(k) Plan. The ESOP shares are dividend paying. Dividends on the shares are used to pay the ESOP's note to Protective.

    Protective leases furnished office space and computers to affiliates. Lease revenues were $3.1 million in 1997, $3.7 million in 1996, and $3.1 million in 1995. Protective purchases data processing, legal, investment and management services from affiliates. The costs of such services were $51.6 million, $50.4 million, and $38.1 million, in 1997, 1996, and 1995, respectively. Commissions paid to affiliated marketing organizations of $5.2 million, $7.4 million, and $10.9 million, in 1997, 1996, and 1995, respectively, were included in deferred policy acquisition costs.

    Certain corporations with which PLC's directors were affiliated paid Protective premiums and policy fees for various types of group insurance. Such premiums and policy fees amounted to $21.4 million, $31.2 million, and $21.2 million, in 1997, 1996, and 1995, respectively. Protective and/or PLC paid commissions, interest, and service fees to these same corporations totaling $5.4 million, $5.0 million, and $5.3 million, in 1997, 1996, and 1995, respectively.

    For a discussion of indebtedness to related parties, see Note E.

NOTE K -- OPERATING SEGMENTS

    Protective operates seven divisions whose principal strategic focuses can be grouped into three general categories: Life Insurance, Specialty Insurance Products, and Retirement Savings and Investment Products. Each division has a senior officer of Protective responsible for its operations. A division is generally distinguished by products and/or channels of distribution. A brief description of each division follows.

LIFE INSURANCE

    ACQUISITIONS DIVISION. The Acquisitions Division focuses solely on acquiring, converting, and servicing business acquired from other companies. These acquisitions may be accomplished through acquisitions of companies or through the assumption or reinsurance of life insurance and related policies.

    INDIVIDUAL LIFE DIVISION. The Individual Life Division markets universal life and other life insurance products on a national basis through a network of independent insurance agents. The Division primarily utilizes a distribution system based on experienced independent producing general agents who are recruited by regional sales managers. In addition, the Division distributes insurance products in the life insurance brokerage market.

    WEST COAST DIVISION. The West Coast Division sells universal and traditional ordinary life products in the life insurance brokerage market and in the "bank owned life insurance" market. The Division primarily

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE K -- OPERATING SEGMENTS (CONTINUED) utilizes a distribution system comprised of brokerage general agencies with a network of independent life agents.

SPECIALTY INSURANCE PRODUCTS

    DENTAL AND CONSUMER BENEFITS DIVISION. The Division (formerly known as the Group Division) recently exited from the traditional group major medical business, fulfilling the Division's strategy to focus primarily on dental and related products. Accordingly, the Division was renamed the Dental and Consumer Benefits Division. The Division's primary focus is on indemnity dental products. The Division also markets group life and disability coverages, and administers an essentially closed block of individual cancer insurance policies.

    FINANCIAL INSTITUTIONS DIVISION. The Financial Institutions Division specializes in marketing credit life and disability insurance products through banks, consumer finance companies and automobile dealers. The Division markets through employee field representatives, independent brokers, and an affiliate. The Division also includes a small property casualty insurer that sells automobile extended warranty coverages.

RETIREMENT SAVINGS AND INVESTMENT PRODUCTS

    GUARANTEED INVESTMENT CONTRACTS DIVISION. The Guaranteed Investment Contracts ("GIC") Division markets GICs to 401(k) and other qualified retirement savings plans. The Division also offers related products, including guaranteed funding agreements offered to the trustees of municipal bond proceeds, floating rate contracts offered to trust departments, and long-term annuity contracts offered to fund certain state obligations.

    INVESTMENT PRODUCTS DIVISION. The Investment Products Division manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Individual Life Division's agency sales force.

CORPORATE AND OTHER

    Protective has an additional business segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the Divisions above (including net investment income on capital and interest on substantially all debt).

    Protective uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. Operating segment income is generally income before income tax. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

    Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

    There are no significant intersegment transactions.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

    Operating segment income and assets for the years ended December 31 are as follows:

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

                                        LIFE INSURANCE
                           -----------------------------------------
                                           INDIVIDUAL
OPERATING SEGMENT INCOME   ACQUISITIONS       LIFE       WEST COAST
-------------------------  -------------   -----------   -----------
1997
Premiums and policy
  fees...................    $  102,635    $   127,480   $   14,122
Net investment income....       110,155         54,593       30,194
Realized investment gains
  (losses)...............
Other income.............            10            617
                           -------------   -----------   -----------
    Total revenues.......       212,800        182,690       44,316
                           -------------   -----------   -----------
Benefits and settlement
  expenses...............       116,506        114,678       28,304
Amortization of deferred
  policy acquisition
  costs..................        16,606         27,354          961
Other operating
  expenses...............        23,016         18,178        6,849
                           -------------   -----------   -----------
    Total benefits and
     expenses............       156,128        160,210       36,114
                           -------------   -----------   -----------
Income before income
  tax....................        56,672         22,480        8,202
Income tax expense.......
                           -------------   -----------   -----------
Net income...............
                           -------------   -----------   -----------
1996
Premiums and policy
  fees...................    $  106,543    $   116,710
Net investment income....       106,015         48,442
Realized investment gains
  (losses)...............                        3,098
Other income.............           641          1,056
                           -------------   -----------   -----------
    Total revenues.......       213,199        169,306
                           -------------   -----------   -----------
Benefits and settlement
  expenses...............       118,181         96,404
Amortization of deferred
  policy acquisition
  costs..................        17,162         28,393
Other operating
  expenses...............        24,292         28,611
                           -------------   -----------   -----------
    Total benefits and
     expenses............       159,635        153,408
                           -------------   -----------   -----------
Income before income
  tax....................        53,564         15,898
Income tax expense.......
                           -------------   -----------   -----------
Net income...............
                           -------------   -----------   -----------
1995
Premiums and policy
  fees...................    $   98,501    $    99,018
Net investment income....        95,018         40,237
Realized investment gains
  (losses)...............
Other income.............            25            169
                           -------------   -----------   -----------
    Total revenues.......       193,544        139,424
                           -------------   -----------   -----------
Benefits and settlement
  expenses...............       100,016         80,067
Amortization of deferred
  policy acquisition
  costs..................        20,601         20,403
Other operating
  expenses...............        22,551         22,748
                           -------------   -----------   -----------
    Total benefits and
     expenses............       143,168        123,218
                           -------------   -----------   -----------
Income before income
  tax....................        50,376         16,206
Income tax expense.......
                           -------------   -----------   -----------
Net income...............
                           -------------   -----------   -----------
OPERATING SEGMENT ASSETS
-------------------------
1997
Investments and other
  assets.................    $1,401,294    $   960,316   $  910,030
Deferred policy
  acquisition costs......       138,052        252,321      108,126
                           -------------   -----------   -----------
Total assets.............    $1,539,346    $ 1,212,637   $1,018,156
                           -------------   -----------   -----------
1996
Investments and other
  assets.................    $1,423,081    $   814,728
Deferred policy
  acquisition costs......       156,172        220,232
                           -------------   -----------   -----------
Total assets.............    $1,579,253    $ 1,034,960
                           -------------   -----------   -----------
1995
Investments and other
  assets.................    $1,131,653    $   701,431
Deferred policy
  acquisition costs......       123,889        186,496
                           -------------   -----------   -----------
Total assets.............    $1,255,542    $   887,927
                           -------------   -----------   -----------

----------------------------------

(1) Adjustments represent the inclusion of unallocated realized investment gains (losses) and the recognition of income tax expense. There are no asset adjustments.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

                               SPECIALTY INSURANCE         RETIREMENT SAVINGS AND
                                    PRODUCTS                 INVESTMENT PRODUCTS
                           ---------------------------   ---------------------------
                           DENTAL AND                     GUARANTEED                   CORPORATE
                            CONSUMER       FINANCIAL      INVESTMENT     INVESTMENT       AND                             TOTAL
                            BENEFITS     INSTITUTIONS     CONTRACTS       PRODUCTS       OTHER      ADJUSTMENTS(1)    CONSOLIDATED
                           -----------   -------------   ------------   ------------   ----------   ---------------   -------------
1997
Premiums and policy
  fees...................    $151,110       $ 72,263                    $   12,367      $    229                       $   480,206
Net investment income....      23,810         16,341     $  211,915        105,196         5,284                           557,488
Realized investment gains
  (losses)...............                                    (3,180)           589                       $4,415              1,824
Other income.............       1,278          3,033                          (192)        1,403                             6,149
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total revenues.......     176,198         91,637        208,735        117,960         6,916                         1,045,667
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Benefits and settlement
  expenses...............     110,148         27,643        179,235         82,019           339                           658,872
Amortization of deferred
  policy acquisition
  costs..................      15,711         30,812            618         15,110             3                           107,175
Other operating
  expenses...............      38,572         20,165          3,945         12,312         6,833                           129,870
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total benefits and
     expenses............     164,431         78,620        183,798        109,441         7,175                           895,917
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Income before income
  tax....................      11,767         13,017         24,937          8,519          (259)                          149,750
Income tax expense.......                                                                                52,302             52,302
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Net income...............                                                                                              $    97,448
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
1996
Premiums and policy
  fees...................    $156,530       $ 73,422                    $    8,189      $    656                       $   462,050
Net investment income....      16,249         13,898     $  214,369         98,719         1,089                           498,781
Realized investment gains
  (losses)...............                                    (7,963)         3,858                       $6,517              5,510
Other income.............       2,193                                           56         1,064                             5,010
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total revenues.......     174,972         87,320        206,406        110,822         2,809                           971,351
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Benefits and settlement
  expenses...............     125,797         42,781        169,927         73,093           710                           626,893
Amortization of deferred
  policy acquisition
  costs..................       5,326         24,900            509         14,710             1                            91,001
Other operating
  expenses...............      43,028         10,673          3,840         13,196         4,508                           128,148
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total benefits and
     expenses............     174,151         78,354        174,276        100,999         5,219                           846,042
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Income before income
  tax....................         821          8,966         32,130          9,823        (2,410)                          125,309
Income tax expense.......                                                                                42,766             42,766
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Net income...............                                                                                              $    82,543
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
1995
Premiums and policy
  fees...................    $142,483       $ 65,669                    $    4,566      $  1,445                       $   411,682
Net investment income....      14,329          9,276     $  203,376         95,661           536                           458,433
Realized investment gains
  (losses)...............                                    (3,908)         4,938                       $  921              1,951
Other income.............       2,451         (2,187)                         (181)        1,078                             1,355
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total revenues.......     159,263         72,758        199,468        104,984         3,059                           873,421
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Benefits and settlement
  expenses...............     109,447         24,020        165,963         72,111         1,476                           553,100
Amortization of deferred
  policy acquisition
  costs..................       3,052         26,809            386         11,446             3                            82,700
Other operating
  expenses...............      37,657         14,228          4,140         10,494         8,070                           119,888
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total benefits and
     expenses............     150,156         65,057        170,489         94,051         9,549                           755,688
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Income before income
  tax....................       9,107          7,701         28,979         10,933        (6,490)                          117,733
Income tax expense.......                                                                                40,037             40,037
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Net income...............                                                                                              $    77,696
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
OPERATING SEGMENT ASSETS
-------------------------
1997
Investments and other
  assets.................    $208,071       $536,058     $2,887,732     $2,313,279      $525,896                       $ 9,742,676
Deferred policy
  acquisition costs......      22,459         52,836          1,785         56,074           952                           632,605
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Total assets.............    $230,530       $588,894     $2,889,517     $2,369,353      $526,848                       $10,375,281
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
1996
Investments and other
  assets.................    $205,696       $312,826     $2,606,873     $1,821,250      $490,688                       $ 7,675,142
Deferred policy
  acquisition costs......      27,944         32,040          1,164         50,637            12                           488,201
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Total assets.............    $233,640       $344,866     $2,608,037     $1,871,887      $490,700                       $ 8,163,343
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
1995
Investments and other
  assets.................    $215,248       $228,849     $2,535,946     $1,541,255      $414,128                       $ 6,768,510
Deferred policy
  acquisition costs......      24,974         36,283            993         37,534            14                           410,183
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Total assets.............    $240,222       $265,132     $2,536,939     $1,578,789      $414,142                       $ 7,178,693
                           -----------   -------------   ------------   ------------   ----------        ------       -------------

----------------------------------

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE L -- EMPLOYEE BENEFIT PLANS

    PLC has a defined benefit pension plan covering substantially all of its employees. The plan is not separable by affiliates participating in the plan. However, approximately 81% of the participants in the plan are employees of Protective. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum finding requirements of ERISA plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

    The actuarial present value of benefit obligations and the funded status of the plan taken as a whole at December 31 are as follows:

                                                                                                1997       1996
                                                                                              ---------  ---------
Accumulated benefit obligation, including vested benefits of $18,216 in 1997 and $14,720 in 1996.......................................................................  $  19,351  $  15,475
                                                                                              ---------  ---------
Projected benefit obligation for service rendered to date...................................  $  30,612  $  25,196
Plan assets at fair value (group annuity contract with Protective)..........................     21,763     19,779
                                                                                              ---------  ---------
Plan assets less than the projected benefit obligation......................................     (8,849)    (5,417)
Unrecognized net loss from past experience different from that assumed......................      6,997      3,559
Unrecognized prior service cost.............................................................        605        705
Unrecognized net transition asset...........................................................        (51)       (67)
                                                                                              ---------  ---------
Net pension liability recognized in balance sheet...........................................  $  (1,298) $  (1,220)
                                                                                              ---------  ---------
                                                                                              ---------  ---------

    Net pension cost includes the following components for the years ended December 31:

                                                                                      1997       1996       1995
                                                                                    ---------  ---------  ---------
Service cost -- benefits earned during the year...................................  $   2,112  $   1,908  $   1,540
Interest cost on projected benefit obligation.....................................      2,036      1,793      1,636
Actual return on plan assets......................................................     (1,624)    (1,674)    (1,358)
Net amortization and deferral.....................................................         66        374        114
                                                                                    ---------  ---------  ---------
Net pension cost..................................................................  $   2,590  $   2,401  $   1,932
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

    Protective's share of the net pension cost was $1.8 million, $1.5 million, and $1.2 million, in 1997, 1996, and 1995, respectively.

    Assumptions used to determine the benefit obligations as of December 31 were as follows:

                                                                                          1997       1996       1995
                                                                                        ---------  ---------  ---------
Weighted average discount rate........................................................       7.25%      7.75%      7.25%
Rates of increase in compensation level...............................................       5.25%      5.75%      5.25%
Expected long-term rate of return on assets...........................................       8.50%      8.50%      8.50%

    Assets of the pension plan are included in the general assets of Protective. Upon retirement, the amount of pension plan assets vested in the retiree is used to purchase a single premium annuity from

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

Protective in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to retirees.

    PLC also sponsors an unfunded Excess Benefits Plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed by federal income tax law. At December 31, 1997 and 1996, the projected benefit obligation of this plan totaled $10.0 million and $7.2 million, respectively.

    In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 1997 and 1996, the liability for such benefits totaled $1.3 million and $1.4 million, respectively. The expense recorded by PLC was $0.1 million in 1997 and 1996 and $0.2 million in 1995. PLC's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

    Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement equal to the employees' annual compensation. This plan is partially funded at a maximum of $50,000 face amount of insurance.

    PLC sponsors a defined contribution plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by
Section 401(k) of the Internal Revenue Code. In 1990, PLC established an Employee Stock Ownership Plan to match employee contributions to PLC's 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to Protective less dividends on shares held by the ESOP. At December 31, 1997, PLC had committed 47,523 shares to be released to fund employee benefits. The expense recorded by PLC for these employee benefits was less than $0.1 million, $1.0 million, and $0.7 million, in 1997, 1996, and 1995, respectively.

NOTE M -- STOCK BASED COMPENSATION

    Certain Protective employees participate in PLC's Performance Share Plan and receive stock appreciation rights (SARs) from PLC.

    Since 1973 PLC has had a Performance Share Plan to motivate senior management to focus on PLC's long-range earnings performance. The criterion for payment of performance share awards is based upon a comparison of PLC's average return on average equity over a four year award period (earlier upon the death, disability or retirement of the executive, or in certain circumstances, of a change in control of PLC) to that of a comparison group of publicly held life insurance companies, multiline insurers, and insurance holding companies. If PLC's results are below the median of the comparison group, no portion of the award is earned. If PLC's results are at or above the 90th percentile, the award maximum is earned. Under the plan approved by stockholders in 1992, up to 3,200,000 shares may be issued in payment of awards. The number of shares granted in 1997, 1996, and 1995 were 49,390, 52,290, and 72,610 shares, respectively, having an approximate market value on the grant date of $2.0 million, $1.8 million, and $1.6 million, respectively. At December 31, 1997, outstanding awards measured at target and maximum payouts were 261,318 and 353,385 shares, respectively. The expense recorded by PLC for the Performance Share Plan was $2.7 million, $3.0 million, and $2.9 million in 1997, 1996, and 1995, respectively.

    During 1996, stock appreciation rights (SARs) were granted to certain executives of PLC to provide long-term incentive compensation based on the performance of PLC's Common Stock. Under this arrangement PLC will pay (in shares of PLC Common Stock) an amount equal to the difference between the specified base price of PLC's Common Stock and the market value at the exercise date. The SARs are

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE M -- STOCK BASED COMPENSATION (CONTINUED) exercisable after five years (earlier upon the death, disability or retirement of the executive, or in certain circumstances, of a change in control of PLC) and expire in 2006 or upon termination of employment. The number of SARs granted during 1996 and outstanding at December 31, 1997 was 337,500. The SARs have a base price of $34.875 per share of PLC Common Stock (the market price on the grant date was $35.00 per share). The estimated fair value of the SARs on the grant date was $3.0 million. This estimate was derived using the Roll-Geske variation of the Black-Sholes option pricing model. Assumptions used in the pricing model are as follows: expected volatility rate of 15% (approximately equal to that of the S & P Life Insurance Index), a risk free interest rate of 6.35%, a dividend yield rate of 1.97%, and an expected exercise date of August 15, 2002. The expense recorded by PLC for the SARs was $0.6 million in 1997 and $0.2 million in 1996.

NOTE N -- REINSURANCE

    Protective assumes risks from and reinsures certain parts of its risks with other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. While the amount retained on an individual life will vary based upon age and mortality prospects of the risk Protective, generally, will not carry more than $500,000 individual life insurance on a single risk. In many cases, the retention is less.

    Protective has reinsured approximately $34.1 billion, $18.8 billion, and $17.5 billion in face amount of life insurance risks with other insurers representing $147.2 million, $113.5 million, and $116.1 million of premium income for 1997, 1996, and 1995, respectively. Protective has also reinsured accident and health risks representing $187.7 million, $194.7 million, and $217.1 million of premium income for 1997, 1996, and 1995, respectively. In 1997 and 1996, policy and claim reserves relating to insurance ceded of $485.8 million and $325.9 million respectively are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with Protective. At December 31, 1997 and 1996, Protective had paid $25.6 million and $6.7 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 1997, Protective had receivables of $80.3 million related to insurance assumed.

    A substantial portion of Protective's new credit insurance sales are being reinsured. Included in the preceding paragraph are credit life and credit accident and health insurance premiums of $96.7 million, $103.0 million, and $125.8 million for 1997, 1996 and 1995, respectively, and reserves which were ceded of $238.8 million and $135.8 million during 1997 and 1996, respectively.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE O -- ESTIMATED MARKET VALUES OF FINANCIAL INSTRUMENTS

    The carrying amount and estimated market values of Protective's financial instruments at December 31 are as follows:

                                                        1997                  1996
                                                --------------------  --------------------
                                                           ESTIMATED             ESTIMATED
                                                CARRYING    MARKET    CARRYING    MARKET
                                                 AMOUNT     VALUES     AMOUNT     VALUES
                                                ---------  ---------  ---------  ---------
Assets (see Notes A and C):
Investments:
  Fixed maturities............................  $6,348,252 $6,348,252 $4,662,997 $4,662,997
  Equity securities...........................     15,006     15,006     35,250     35,250
  Mortgage loans on real estate...............  1,313,478  1,405,474  1,503,781  1,581,694
  Short-term investments......................     54,337     54,337    101,215    101,215
Cash..........................................     39,197     39,197    114,384    114,384
Liabilities (see Notes A and E):
  Guaranteed investment contract deposits.....  2,684,676  2,687,331  2,474,728  2,462,036
  Annuity deposits............................  1,511,553  1,494,600  1,331,067  1,322,304
Other (see Note A):
  Futures contracts...........................                                      (1,708)
  Interest rate swaps.........................                  (145)                 (679)
  Options.....................................                   234

              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION

               PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                 (IN THOUSANDS)

------------------------------------------------------------------------------------------------------------------------------
         COL. A             COL. B        COL. C     COL. D       COL. E        COL. F      COL. G                    COL. H
------------------------------------------------------------------------------------------------------------------------------
                                                                 GIC AND
                                                                 ANNUITY
                           DEFERRED       FUTURE               DEPOSITS AND    PREMIUMS                 REALIZED     BENEFITS
                            POLICY        POLICY                  OTHER           AND        NET       INVESTMENT      AND
                          ACQUISITION    BENEFITS   UNEARNED  POLICYHOLDERS'    POLICY    INVESTMENT     GAINS      SETTLEMENT
        SEGMENT              COSTS      AND COSTS   PREMIUMS      FUNDS          FEES     INCOME (1)    (LOSSES)     EXPENSES
------------------------  -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
Year Ended December 31,
  1997:
Life Insurance
  Acquisitions..........   $138,052     $1,025,340  $ 1,437     $  311,150     $102,635    $110,155     $     0      $116,506
  Individual Life.......    252,321        920,924      356         16,334      127,480      54,593           0       114,678
  West Coast............    108,126        739,463        0         95,495       14,122      30,194           0        28,304
Specialty Insurance
  Products
  Dental and Consumer
    Benefits............     22,459        120,925    2,536         80,654      151,110      23,810           0       110,148
  Financial
    Institutions........     52,836        159,422  391,085          6,791       72,263      16,341           0        27,643
Retirement Savings and
  Investment Products
  Guaranteed Investment
    Contracts...........      1,785        180,690        0      2,684,676            0     211,915      (3,180)      179,235
  Investment Products...     56,074        177,150        0      1,184,268       12,367     105,196         589        82,019
Corporate and Other.....        952            380    1,282            185          229       5,284           0           339
Unallocated Realized
  Investment Gains
  (Losses)..............          0              0        0              0            0           0       4,415             0
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
    TOTAL...............   $632,605     $3,324,294  $396,696    $4,379,553     $480,206    $557,488     $ 1,824      $658,872
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
Year Ended December 31,
  1996:
Life Insurance
  Acquisitions..........   $156,172     $1,117,159  $ 1,087     $  251,450     $106,543    $106,015     $     0      $118,181
  Individual Life.......    220,232        793,370      685         15,577      116,710      48,442       3,098        96,404
Specialty Insurance
  Products
  Dental and Consumer
    Benefits............     27,944        119,010    2,572         83,632      156,530      16,249           0       125,797
  Financial
    Institutions........     32,040        119,242  253,154          1,880       73,422      13,898           0        42,781
Retirement Savings and
  Investment Products
  Guaranteed Investment
    Contracts...........      1,164        149,755        0      2,474,728            0     214,369      (7,963)      169,927
  Investment Products...     50,637        149,743        0      1,120,557        8,189      98,719       3,858        73,093
Corporate and Other.....         12            170       55            192          656       1,089           0           710
Unallocated Realized
  Investment Gains
  (Losses)..............          0              0        0              0            0           0       6,517             0
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
    TOTAL...............   $488,201     $2,448,449  $257,553    $3,948,016     $462,050    $498,781     $ 5,510      $626,893
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
Year Ended December 31,
  1995:
Life Insurance
  Acquisitions..........   $123,889     $  851,994  $   590     $  250,550     $ 98,501    $ 95,018     $     0      $100,016
  Individual Life.......    186,496        672,569      336         14,709       99,018      40,237           0        80,067
Specialty Insurance
  Products
  Dental and Consumer
    Benefits............     24,974        123,279    2,806         85,925      142,483      14,329           0       109,447
  Financial
    Institutions........     36,283         84,162  189,973          1,495       65,669       9,276           0        24,020
Retirement Savings and
  Investment Products
  Guaranteed Investment
    Contracts...........        993         68,704        0      2,451,693            0     203,376      (3,908)      165,963
  Investment Products...     37,534        127,104        0      1,061,507        4,566      95,661       4,938        72,111
Corporate and Other.....         14            342       62            263        1,445         536           0         1,476
Unallocated Realized
  Investment Gains
  (Losses)..............          0              0        0              0            0           0         921             0
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
    TOTAL...............   $410,183     $1,928,154  $193,767    $3,866,142     $411,682    $458,433     $ 1,951      $553,100
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------
                          -----------   ----------  --------  --------------   ---------  ----------   ----------   ----------

------------------------
         COL. A              COL. I         COL. J
------------------------

                          AMORTIZATION
                          OF DEFERRED
                             POLICY         OTHER
                          ACQUISITION     OPERATING
        SEGMENT              COSTS       EXPENSES (1)
------------------------  ------------   ------------
Year Ended December 31,
  1997:
Life Insurance
  Acquisitions..........    $16,606        $ 23,016
  Individual Life.......     27,354          18,178
  West Coast............        961           6,849
Specialty Insurance
  Products
  Dental and Consumer
    Benefits............     15,711          38,572
  Financial
    Institutions........     30,812          20,165
Retirement Savings and
  Investment Products
  Guaranteed Investment
    Contracts...........        618           3,945
  Investment Products...     15,110          12,312
Corporate and Other.....          3           6,833
Unallocated Realized
  Investment Gains
  (Losses)..............          0               0
                          ------------   ------------
    TOTAL...............    $107,175       $129,870
                          ------------   ------------
                          ------------   ------------
Year Ended December 31,
  1996:
Life Insurance
  Acquisitions..........    $17,162        $ 24,292
  Individual Life.......     28,393          28,611
Specialty Insurance
  Products
  Dental and Consumer
    Benefits............      5,326          43,027
  Financial
    Institutions........     24,900          10,673
Retirement Savings and
  Investment Products
  Guaranteed Investment
    Contracts...........        509           3,840
  Investment Products...     14,710          13,197
Corporate and Other.....          1           4,508
Unallocated Realized
  Investment Gains
  (Losses)..............          0               0
                          ------------   ------------
    TOTAL...............    $91,001        $128,148
                          ------------   ------------
                          ------------   ------------
Year Ended December 31,
  1995:
Life Insurance
  Acquisitions..........    $20,601        $ 22,551
  Individual Life.......     20,403          22,748
Specialty Insurance
  Products
  Dental and Consumer
    Benefits............      3,052          37,657
  Financial
    Institutions........     26,809          14,229
Retirement Savings and
  Investment Products
  Guaranteed Investment
    Contracts...........        386           4,140
  Investment Products...     11,446          10,494
Corporate and Other.....          3           8,069
Unallocated Realized
  Investment Gains
  (Losses)..............          0               0
                          ------------   ------------
    TOTAL...............    $82,700        $119,888
                          ------------   ------------
                          ------------   ------------

------------------------

(1) Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.

                           SCHEDULE IV -- REINSURANCE

               PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

---------------------------------------------------------------------------------------------------------
                 COL. A                     COL. B       COL. C       COL. D       COL. E       COL. F
---------------------------------------------------------------------------------------------------------
                                                                                              PERCENTAGE
                                                        CEDED TO      ASSUMED                  OF AMOUNT
                                             GROSS        OTHER     FROM OTHER       NET        ASSUMED
                                            AMOUNT      COMPANIES    COMPANIES     AMOUNT       TO NET
                                          -----------  -----------  -----------  -----------  -----------
Year Ended December 31, 1997:
  Life insurance in force...............  $78,240,282  $34,139,554  $11,013,202  $55,113,930      20.0%
                                          -----------  -----------  -----------  -----------     -----
                                          -----------  -----------  -----------  -----------     -----
Premiums and policy fees:
  Life insurance........................  $   387,108  $   147,184  $    74,738  $   314,662      23.8%
  Accident and health insurance.........      336,575      187,715       10,656      159,546       6.7%
  Property and liability insurance......        6,139          176           35        5,998       0.6%
                                          -----------  -----------  -----------  -----------
  TOTAL.................................  $   729,822  $   335,075  $    85,459  $   480,206
                                          -----------  -----------  -----------  -----------
                                          -----------  -----------  -----------  -----------
Year Ended December 31, 1996:
  Life insurance in force...............  $53,052,020  $18,840,221  $16,275,386  $50,487,185      32.2%
                                          -----------  -----------  -----------  -----------     -----
                                          -----------  -----------  -----------  -----------     -----
Premiums and policy fees:
  Life insurance........................  $   272,331  $   113,487  $   129,717  $   288,561      45.0%
  Accident and health insurance.........      338,709      194,687       29,467      173,489      17.0%
                                          -----------  -----------  -----------  -----------
  TOTAL.................................  $   611,040  $   308,174  $   159,184  $   462,050
                                          -----------  -----------  -----------  -----------
                                          -----------  -----------  -----------  -----------
Year Ended December 31, 1995:
  Life insurance in force...............  $50,346,719  $17,524,366  $11,537,144  $44,359,497      26.0%
                                          -----------  -----------  -----------  -----------     -----
                                          -----------  -----------  -----------  -----------     -----
Premiums and policy fees:
  Life insurance........................  $   308,422  $   116,091  $    66,565  $   258,896      25.7%
  Accident and health insurance.........      356,285      217,082       13,583      152,786       8.9%
                                          -----------  -----------  -----------  -----------
  TOTAL.................................  $   664,707  $   333,173  $    80,148  $   411,682
                                          -----------  -----------  -----------  -----------
                                          -----------  -----------  -----------  -----------

                                   APPENDIX A

          EXAMPLES OF DEATH BENEFIT COMPUTATIONS UNDER OPTIONS 1 AND 2

    OPTION 1 EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option 1, a Policy with a $100,000 Face Amount will generally pay $100,000 in Death Benefits. However, because the Death Benefit must be equal to or be greater than 250% of the Policy Value, any time that the Policy Value exceeds $40,000, the Death Benefit will exceed the $100,000 Face Amount. Each additional dollar added to Policy Value above $40,000 will increase the Death Benefit by $2.50. A Policy with a $100,000 Face Amount and a Policy Value of $50,000 will provide Death Benefit of $125,000 ($50,000 x 250%); a Policy Value of $60,000 will provide a Death Benefit of $150,000 ($60,000 x 250%); a Policy Value of $70,000 will provide a Death Benefit of $175,000 ($70,000 x 250%).

    Similarly, so long as Policy Value exceeds $40,000, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $45,000 to $40,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $112,500 to $100,000. If at any time, however, the Policy Value multiplied by the Face Amount percentage is less than the Face Amount, the Death Benefit will equal the current Face Amount of the Policy.

    The Face Amount percentage becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than between 0 and 40), the specified amount factor would be 185%. The Death Benefit would not exceed the $100,000 Face Amount unless the Policy Value exceeded approximately $54,055 (rather than $40,000), and each dollar then added to or taken from the Policy Value would change the life insurance proceeds by $1.85 (rather than $2.50).

    OPTION 2 EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option 2, a Policy with a Face Amount of $100,000 will generally provide a Death Benefit of $100,000 plus Policy Value. Thus, for example, a Policy with a Policy Value of $10,000 will have a Death Benefit of $110,000 ($100,000 + $10,000); a Policy Value of $20,000 will provide a Death Benefit of $120,000 ($100,000 + $20,000). The Death Benefit, however, must be at least 250% of the Policy Value. As a result, if the Policy Value exceeds $66,666, the Death Benefit will be greater than the Face Amount plus Policy Value. Each additional dollar of Policy Value above $66,666 will increase the Death Benefit by $2.50. A Policy with a Face Amount of $100,000 and a Policy Value of $70,000 will provide a Death Benefit of $175,000 ($70,000 x 250%); a Policy Value of $80,000 will provide a Death Benefit of $200,000 ($80,000 x 250%).

    Similarly, any time Policy Value exceeds $66,666, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $80,000 to $75,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $200,000 to $187,500. If at any time, however, Policy Value multiplied by the Face Amount percentage is less than the Face Amount plus the Policy Value, then the Death Benefit will be the current Face Amount plus Policy Value of the Policy.

    The Face Amount percentage becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than under 40), the Face Amount factor would be 185%. The amount of the Death Benefit would be the sum of the Policy Value plus $100,000 unless the Policy Value exceeded $117,647 (rather than $66,666), and each dollar then added to or taken from the Policy Value would change the Death Benefit by $1.85 (rather than $2.50).

                        TABLE OF FACE AMOUNT PERCENTAGES

ATTAINED                                                                         ATTAINED
   AGE     PERCENTAGE   ATTAINED AGE   PERCENTAGE   ATTAINED AGE   PERCENTAGE       AGE      PERCENTAGE
--------------------------------------------------------------------------------------------------------
  0-40           250%            50          185%            60          130%       70             115%
   41            243%            51          178%            61          128%       71             113%
   42            236%            52          171%            62          126%       72             111%
   43            229%            53          164%            63          124%       73             109%
   44            222%            54          157%            64          122%       74             107%
   45            215%            55          150%            65          120%      75-90           105%
   46            209%            56          146%            66          119%       91             104%
   47            203%            57          142%            67          118%       92             103%
   48            197%            58          138%            68          117%       93             102%
   49            191%            59          134%            69          116%       94             101%
                                                                                    95+            100%

                          PART II -- OTHER INFORMATION
                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

    Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

    In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO RULE Section 26(e) of the Investment Company Act of
                                      1940

    Protective Life hereby represents that the fees and charges deducted under the variable life insurance policies described herein are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by it under such policies.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement consists of the following papers and documents:

    The facing sheet.

    A reconciliation and tie of the information shown in the prospectus with the items of Form N-8B-2.

    The prospectus consisting of 55 pages.

    The undertaking to file reports.

    The Rule 484 undertaking.

    Representations pursuant to Section 26(e) of the Investment Company Act of 1940.

    The signatures.

    Written consents of the following persons:

       Nancy Kane, Esq.

       Stephen Peeples, F.S.A., M.A.A.A.

       Sutherland, Asbill & Brennan, L.L.P.


       PricewaterhouseCoopers, L.L.P.


    The following exhibits:

1.A.   (1)    Certified resolutions of the board of directors of Protective Life Insurance Company establishing
              Protective Variable Life Separate Account.*
       (2)    None.
       (3)(a) Form of Underwriting Agreement among Protective Life Insurance Company, Investment Distributors,
              Inc. and Protective Variable Life Separate Account.**
       (b)    Form of Distribution Agreement between Investment Distributors, Inc. and selling broker-dealers.**
       (4)    None.

------------------------

     *Incorporated herein by reference to the initial filing of the Form S-6
      Registration Statement, (File No. 33-61599) as filed with the Commission on August 4, 1995.

    **Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement, (File No. 33-61599) as filed with the Commission on December 22, 1995.

   ***Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 33-70984) as filed with the Commission on April 30, 1997.


  ****Incorporated herein by reference to the initial filing of the Form S-6
      Registration Statement (File No. 333-52215) as filed with the Commission on May 8, 1998.



 *****Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement (File No. 33-61599) as filed with the Commission on April 30, 1998.



     +Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement (File No. 333-45963) as filed with the Commission on June 19, 1998.

       (5)(a) Form of Contract.****
       (b)    Children's term life rider.*
       (c)    Accidental death benefit rider.*
       (d)    Disability benefit rider.*
       (e)    Guaranteed insurability rider.*
       (f)    Protected insurability benefit rider.*
       (g)    Term Rider for Covered Insured.****
       (h)    Policy Value Credit Endorsement.****
       (6)(a) Charter of Protective Life Insurance Company.*
       (b)    By-Laws of Protective Life Insurance Company.*
       (7)    None
       (8)    None
       (9)(a) Participation/Distribution Agreement.**
       (b)    Participation Agreement (Oppenheimer Variable Account Funds).***
       (c)    Participation Agreement (MFS Variable Insurance Trust).***
       (d)    Participation Agreement (Acacia Capital Corporation).***
       (10)   Contract Application.****
 2.           Opinion and consent of Nancy Kane, Esq.
 3.           Not applicable.
 4.           Not applicable.
 5.           See Exhibit 27.
 6.           Notice of Withdrawal Right. (Not Applicable)
 7.           Opinion and consent of Stephen Peeples, F.S.A., M.A.A.A.
 8.           Consent of Sutherland, Asbill & Brennan, L.L.P.
 9.           Consent of PricewaterhouseCoopers, L.L.P.
10.           Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) describing issue, transfer and redemption procedures.****
11.           Powers of Attorney.****
15.           Awareness Letter of PricewaterhouseCoopers, L.L.P.
27.           Financial Data Schedules.*****+


------------------------

     *Incorporated herein by reference to the initial filing of the Form S-6
      Registration Statement, (File No. 33-61599) as filed with the Commission on August 4, 1995.

    **Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement, (File No. 33-61599) as filed with the Commission on December 22, 1995.

   ***Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 33-70984) as filed with the Commission on April 30, 1997.


  ****Incorporated herein by reference to the initial filing of the Form S-6
      Registration Statement (File No. 333-52215) as filed with the Commission on May 8, 1998.



 *****Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement (File No. 33-61599) as filed with the Commission on April 30, 1998.



     +Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement (File No. 333-45963) as filed with the Commission on June 19, 1998.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment to the Registration Statement on Form S-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on July 8, 1998.


                                    PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                                                   (Registrant)

                                  By:              /s/ JOHN D. JOHNS

                                     -------------------------------------------

                                              John D. Johns, President
                                          PROTECTIVE LIFE INSURANCE COMPANY

                                        PROTECTIVE LIFE INSURANCE COMPANY
                                                   (Depositor)

                                  By:              /s/ JOHN D. JOHNS

                                     -------------------------------------------

                                              John D. Johns, President
                                          PROTECTIVE LIFE INSURANCE COMPANY


    As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement on Form S-6 has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                         TITLE            DATE
---------------------------------------------  ---------------  ---------------
                                               Chairman of the
                                                Board and
                      *                         Director
 -------------------------------------------    (Principal       July 8, 1998
             Drayton Nabers, Jr.                Executive
                                                Officer)

                                               President and
              /s/ JOHN D. JOHNS                 Director
 -------------------------------------------    (Principal       July 8, 1998
                John D. Johns                   Financial
                                                Officer)

                                               Vice President,
                                                Controller and
                                                Chief
                      *                         Accounting
 -------------------------------------------    Officer          July 8, 1998
               Jerry W. DeFoor                  (Principal
                                                Accounting
                                                Officer)

                      *
 -------------------------------------------      Director       July 8, 1998
              R. Stephen Briggs

                      *
 -------------------------------------------      Director       July 8, 1998
              Jim E. Massengale

                      *
 -------------------------------------------      Director       July 8, 1998
              A.S. Williams III

                  SIGNATURE                         TITLE            DATE
---------------------------------------------  ---------------  ---------------
                      *
 -------------------------------------------      Director       July 8, 1998
              Danny L. Bentley

                      *
 -------------------------------------------      Director       July 8, 1998
              Richard J. Bielen

                      *
 -------------------------------------------      Director       July 8, 1998
                Carolyn King

                      *
 -------------------------------------------      Director       July 8, 1998
               Deborah J. Long

                      *
 -------------------------------------------      Director       July 8, 1998
              Steven A. Schultz

                      *
 -------------------------------------------      Director       July 8, 1998
              Wayne E. Stuenkel

*By:          /s/ NANCY KANE
       --------------------------------------
                 Nancy Kane
              Attorney-in-Fact                                   July 8, 1998

                                 EXHIBIT INDEX


 1.A.
 2.  Opinion and consent of Nancy Kane, Esq.
 5.  See Exhibit 27.
 7.  Opinion and consent of Stephen Peeples, F.S.A., M.A.A.A.
 8.  Consent of Sutherland, Asbill & Brennan, L.L.P.
 9.  Consent of PricewaterhouseCoopers, L.L.P.
15.  Awareness Letter of PricewaterhouseCoopers, L.L.P.